Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS
congatec AG Table of Contents

As confidentially submitted with the Securities and Exchange Commission on August 11, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

congatec Holding AG
(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Federal Republic of Germany (State or other jurisdiction of incorporation or organization)	7379 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Auwiesenstrasse 5
94469 Deggendorf, Germany
(49) 991 2700-0
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Corporation Service Company
1090 Vermont Avenue N.W.
Washington, DC 20005
(800) 927-9800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David S. Rosenthal, Esq. Berthold A. Hummel, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3500	Christopher D. Lueking, Esq. Dr. Roland Maass, Esq. Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, IL 60611 (312) 876-7700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

Ordinary shares, €1.00 notional value per share	$	$

(1)
American depositary shares, or ADSs, issuable upon deposit of the ordinary shares registered hereby will be registered under a separate Registration Statement on Form F-6. Each ADS will represent                of an ordinary share.

(2)
Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(3)
Includes ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to an option to purchase additional ADSs.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 11, 2015

IPO PRELIMINARY PROSPECTUS

American Depositary Shares
Representing                Ordinary Shares
$            per American Depositary Share

This is the initial public offering of congatec Holding AG, a German stock corporation. We are offering                American Depositary Shares, or ADSs, and the selling shareholders identified in this prospectus are offering                ADSs. We will not receive any proceeds from the sale of ADSs by the selling shareholders. Each ADS will represent                         of an ordinary share with a notional value of €1.00 per share. We anticipate that the initial public offering price will be between $            and $            per ADS.

We intend to apply to list our ADSs on the NASDAQ Global Market under the symbol "CONG."

We are an "emerging growth company" as that term is defined in the Jumpstart Our Business Startups Act of 2012 and, as such, will be subject to reduced public company reporting requirements for future filings. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

Investing in our ADSs involves risk. See "Risk Factors" beginning on page 13.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to congatec Holding AG	$	$
Proceeds, before expenses, to the selling shareholders	$	$

The underwriters have a 30-day option to purchase up to                        additional ADSs from the selling shareholders.

Delivery of the ADSs will be made against payment in New York, New York on or about                            , 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Stifel	Needham & Company
Canaccord Genuity	JMP Securities

The date of this prospectus is                            , 2015

        You should rely only on the information contained in this prospectus or contained in any free writing prospectus we file with the Securities and Exchange Commission, or the SEC. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC. We are offering to sell, and seeking offers to buy, our ADSs only in jurisdictions where offers and sales of these securities are legally permitted. The information contained in this prospectus or in any free writing prospectus we file is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of our ADSs. Our business, financial condition, results of operation and prospects may have changed since that date.

        Until 25 days after the date of this prospectus, federal securities laws may require all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Unless otherwise indicated or the context implies otherwise:

  •
  "congatec," "Company," "we," "us" and "our" refers to congatec Holding AG and its subsidiaries, including congatec AG, on a consolidated basis;
  •
  "shares" or "ordinary shares" refers to our ordinary shares;
  •
  "ADSs" refers to American Depositary Shares, each of which represents                of an ordinary share;
  •
  "ADRs" refers to American Depositary Receipts, which may evidence the ADSs;
  •
  "Americas" refers to North and South America;
  •
  "APAC" refers to the Asia-Pacific region;
  •
  "Big Data" refers to data sets of increasing volume, velocity and variety which are beyond the ability of commonly used software tools to capture, curate, manage and process in a timely manner;
  •
  "EMEA" refers to Europe, the Middle East and Africa;
  •
  "Industry 4.0" refers to the emerging "smart factory" trend in Europe;
  •
  "IoT" refers to the Internet of Things;
  •
  "ODM" refers to an original design manufacturer; and
  •
  "OEM" refers to an original equipment manufacturer.

        All references in this prospectus to "U.S. dollars" or "$" are to the legal currency of the United States, all references to "€" or "euro" are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended, and all references to "TW dollars" or "TWD" are to the New Taiwan dollar.

        Unless otherwise indicated, the consolidated financial statements and related notes included in this prospectus have been prepared in accordance with International Accounting Standards and also comply with International Financial Reporting Standards, or IFRS, and interpretations issued by the International Accounting Standards Board, or IASB, which differ in certain significant respects from U.S. generally accepted accounting principles, or U.S. GAAP.

INDUSTRY AND MARKET DATA

        This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties, including Gartner, Inc. ("Gartner Research"), VDC Research Group, Inc. ("VDC Research") and IHS Technology, some of which may not be publicly available. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them.

        The Gartner Report(s) described herein, (the "Gartner Report(s)") represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner Research, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

ii

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. Before investing in our ADSs, you should read this entire prospectus carefully, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and congatec AG's consolidated financial statements and related notes, for a more complete understanding of our business and this offering.

Our Company

        We are a leader in the design, development and delivery of high-performance embedded computing solutions that enable computing capabilities across a variety of system-level applications and end markets, including industrial automation, medical, entertainment, transportation and test and measurement. As a technology pioneer, we have grown to become the market share leader in Europe for the computer-on-module, or COM, segment of the embedded computing market, according to IHS Technology. Our deep technical expertise, combined with longstanding customer, processor partner and supplier relationships, positions us as a trusted provider for industry standard and custom embedded computing solutions. We have established a track record of innovation by integrating complex central processing units, or processors, into flexible, high-performance computer modules that reduce our customers' system development costs and design risk as well as provide valuable time-to-market advantages. Our hardware solutions are overlaid with Basic Input Output System, or BIOS, software that tailors our solutions to specific end-market, application and customer requirements, while delivering benefits such as enhanced data throughput, system security and seamless integration within our customers' products. We are headquartered in Germany and have established a global presence through a network of design and service centers, allowing us to provide our customers with local development, implementation and sales support while maintaining a lean and efficient fabless manufacturing model.

        Our technology focus over time has evolved to encompass a broad variety of high-performance embedded computing products and solutions. Within the embedded computing market, we provide one of the industry's largest COM portfolios across a range of form factors, or module sizes and shapes, including our COM Express, Qseven, XTX and ETX product families. We further distinguish ourselves with our recently launched industrial single board computer, or Industrial SBC, product family as well as our embedded design and manufacturing, or EDM, services, which provide our customers with customized module solutions. Our engineering-driven sales force guides our customers to select the module best suited to their individual requirements based on technical specifications including size, motherboard specification, power supply and number and type of peripheral ports. Our experienced engineers focus on improving key metrics such as power consumption, temperature tolerance, processing power and system security in order to help our customers meet their product development goals. We offer our customers comprehensive services, ranging from procurement assistance to process management and support integrating our modules into their end products. This complete solution approach and our relationships with processor partners and suppliers in the embedded computing market have allowed us to develop, enhance and expand our product portfolio and consistently offer our customers a competitive advantage. As a result, we enjoy an established reputation in our industry for innovative technology, high-quality products, differentiated technical support, a comprehensive partner network and financial strength.

        The global merchant, or outsourced, embedded computing market is large and growing. This growth is supported by the emergence of the IoT and Industry 4.0 in our targeted end markets, which has increased the functional and technological requirements of embedded computing solutions. Our end markets' demand for IoT capabilities has created numerous opportunities for us built upon key themes such as Big Data, continuous connectivity and robust computing capabilities, which are all delivered in increasingly compact form factors. As the semiconductor industry continues to test the limits of Moore's Law, which suggests that the number of transistors on an integrated circuit doubles approximately every 18 to 24 months, processor technology will continue to grow in complexity, creating challenges for systems engineers outside of traditional computing applications to implement and unlock the potential of such processors. Harnessing the power of these advanced processors is critical to the emergence of IoT and Industry 4.0. We believe that we are well positioned to capitalize on these immediate and sustainable trends impacting the embedded computing industry.

        We have longstanding relationships with the world's leading processor companies, including AMD, Freescale and Intel, which allow us to provide a broad suite of embedded computing solutions to our growing customer base. As a testament to our success, Intel has advised us that we are one of its largest European embedded computing partners and the first such partner worldwide to be certified for its Gateway IoT standard. In addition, AMD recently named us an Elite Partner, the highest designation in its Embedded Partner Program. These relationships provide us early access to the technical specifications and capabilities of new processors, which better allows us to integrate the latest processor technology into our embedded computing solutions, resulting in improved performance, cost savings, time to market advantages and greater process simplicity for our customers. In return, these processor companies benefit from our integration of their processors into our customers' end products, while minimizing their direct engineering, sales and after-market support needs. Our customers' applications fall outside of the processor vendors' core computing market and require more significant engineering and software and sales support due to the nature of the applications served. This has created a challenge for our processor partners, who recognize the growth potential of these market segments but are often not organized to efficiently pursue them. We have seized the opportunity to address this gap in the market. We extend the reach of our processor partners into emerging growth opportunities they are not positioned to support without us. We enable our customers to outsource critical physical design and programming challenges for their products, allowing them to focus on their core competencies such as product definition, system architecture and branding.

        We have over 400 customers worldwide in a variety of industries, including our industrial customers such as Bernecker + Rainer, or B&R, Bosch and Siemens, as well as our medical customers such as General Electric and Samsung. We maintain close proximity to our broad and diverse customer base through a multi-channel sales strategy that utilizes both direct sales and a global network of independent sales representatives and distributors. Our direct sales force and application engineers are focused on securing design wins by supporting industry-leading OEM and ODM customers.

        We offer five product families and have shipped more than 1.6 million modules since our inception in 2004. We operate under a fabless business model, meaning we outsource all of the manufacturing, assembly and testing of our products to third parties, enabling us to maintain a flexible and capital efficient business model. As of December 31, 2014, we had 174 employees worldwide, roughly one-third of which were in engineering related functions (research and development, technical support and quality management). We are headquartered in Deggendorf, Germany and have established additional research and development, or R&D, centers in the Czech Republic, Taiwan and the United States. For our fiscal years ended December 31, 2014 and December 31, 2013, we recorded revenue of $85.0 million and $70.2 million, respectively, and net income of $3.6 million and $3.7 million, respectively. Our revenue by geographic region for the year ended December 31, 2014 was 68.9% in EMEA, 18.7% in APAC and 12.4% in the Americas, as compared to 67.8% in EMEA, 19.5% in APAC and 12.7% in the Americas for the same period in 2013.

Our Industry

        An embedded computing solution is a special-purpose, customizable solution that performs various functions and can be configured to address a number of requirements, including temperature tolerance, ruggedness, power consumption, size and reliability. Embedded computing solutions integrate processors on standardized form factors and modules and differ from general purpose computers, which are commonly used in consumer electronics and personal computing devices. Embedded computing solutions are generally integrated into a larger machine, device or appliance and are present in many industries, including industrial automation, medical, entertainment, transportation, test and measurement, retail and digital signage.

        Embedded computing solutions are proliferating due to an increasing demand for intelligent and connected systems outside of traditional computing applications. While OEMs and ODMs desire to capitalize on increased processor speed in order to deliver superior system performance, they often lack the specialized engineering talent and knowledge to properly integrate the newest processor technology into their embedded system designs in a cost-effective and timely manner. As a result, OEMs and ODMs are increasingly outsourcing their embedded computing solutions to third parties.

        According to VDC Research and our own internal estimates, the worldwide market for embedded computing systems and boards was $81.4 billion in 2013 and is expected to grow at a compound annual growth rate, or CAGR, of more than 5% annually to $107.0 billion in 2018. According to VDC Research and our view of the market, we believe that 20% to 25% of the global embedded systems and boards market is outsourced. As a third-party provider, this outsourced portion is our addressable segment of the market.

        We primarily serve the COM and Industrial SBC sub-segments of the outsourced embedded market. COMs are embedded systems that incorporate the latest processor technology into industry-standard form factors such as COM Express, Qseven, XTX and ETX. Our Industrial SBCs are complete computer modules based on the xITX form factor, built on a single circuit board and that contain various features required of a fully functional computer. VDC Research estimates the COM market will grow from $788 million in 2013 to $1.6 billion in 2018, representing a CAGR of 15% while the outsourced Industrial SBC market, based on the xITX form factor, is estimated to increase from $387 million in 2013 to $839 million in 2018, representing a CAGR of 17%.

Our Competitive Strengths

        We apply our strengths to enhance our position as a leading supplier of COM solutions and as a new entrant to the Industrial SBC market. We consider our key strengths to include the following:

        Technology leader within the embedded computing market.    Our familiarity with industry standards and longstanding relationships with standard-setting consortium partners have helped us achieve a leadership position in the COM market. Our module expertise allows us to identify the best form factor, provide any necessary hardware or software modifications and advise on architectural improvement to our customers' systems. Our successful track record and insight into industry-shaping engineering trends have positioned us to contribute numerous advances to both the technological development and market adoption of standardized form factors within our industry.

        Strategically and geographically positioned to capitalize on industry trends, including the adoption of IoT and Industry 4.0.    Our solutions provide customers outside the traditional computing market with the opportunity to take advantage of advanced processing capabilities to build their own differentiated products. As IoT and Industry 4.0 continue to expand, the number of networked, heterogeneous systems in these end markets is expected to grow rapidly. Our value proposition and reputation for performance and quality position us to capitalize on this growth opportunity. In addition, Germany is a recognized global leader in industrial automation and is at the forefront of Industry 4.0 adoption, providing us a geographic advantage in addressing this emerging trend.

        Broad and diversified module platform.    Over the past decade, we have developed a large portfolio of COM modules and services that allow us to address diverse and evolving customer requirements and enable us to participate in a variety of attractive end markets, including industrial automation, medical, entertainment, transportation and test and measurement. In 2014, with the introduction of our Industrial SBC products, we meaningfully increased the breadth of our embedded computing portfolio, offering our customers a low-power, standalone solution that can be easily scaled and quickly integrated into their systems. Our customers depend on the high performance and reliability of our solutions for a variety of mission-critical applications.

        Standardized form factor complemented by customizable software features and comprehensive service support.    Our customers utilize standardized COM form factors to improve resource efficiency, limit design costs and accelerate time to market. We have been able to effectively differentiate our modules from those of our competitors by providing numerous feature sets through our application tailored BIOS software, as well as engineering services and logistical support throughout the design-in process. As part of our comprehensive solutions, we foster a collaborative engagement between our sales engineers and customers, who often rely on our expertise to unlock the potential of complex processor technology and software features for the benefit of our customers' own systems. Our skilled engineering team has helped alleviate complexity for our customers by shifting many processing requirements from hardware components to our software solutions.

        Longstanding processor partner and customer relationships.    We have developed key technology partnerships with the world's leading processor providers, including AMD, Freescale and Intel. Our technological advantages have allowed us to develop relationships with tier-1 customers that rely on us to provide innovative modules, understand complex processor technology and provide critical services. We believe that tier-1 industrial players are increasingly choosing our solutions to meet their mission-critical performance requirements because of our embedded security features that provide vital protection both within factory firewalls and on the machine level. Our solutions have been adopted by leading customers, including our industrial customers such as B&R, Bosch and Siemens, as well as our medical customers such as General Electric and Samsung.

        Fabless embedded solutions provider.    We operate a fabless business model with limited capital expenditures, enabling us to focus our resources on core competencies that differentiate our products. This model allows us to scale our business and enter new markets quickly, requiring less lead time to expand our operations. Since our inception, we have established several contract manufacturing relationships that have proven critical to our fabless model. These relationships provide us with high-quality, cost-effective modules that serve as the hardware backbone to our multifaceted solutions.

        Experienced management and engineering teams.    Our vision and direction are driven by our experienced management team and dedicated engineers. Our founders serve in senior leadership positions and continue to play a critical role in our development as a leading embedded computing solutions provider. The guidance of our management team and engineers continues to define and drive our competitive position in the market.

Our Growth Strategies

        Our aim is to be one of the world's leading providers of embedded computing solutions. Key elements of our growth strategies include:

        Continue to develop and bring to market leading products and standards.    We will continue to invest in the development of high-performance embedded computing solutions that address evolving market demands for processing power, high speed connectivity, cost effectiveness, reliability, energy efficiency, security and enhanced graphics capabilities. We also intend to optimize our high-performance COM and Industrial SBC solutions for the latest processor technologies and internally developed software features, which will allow us to expand our product portfolio and address additional customer opportunities.

        Continue to leverage expertise in high-growth end markets.    Our hardware and software design expertise has allowed us to penetrate high-growth end markets, including industrial automation and medical. We continue to see these markets as primary drivers of our growth, particularly because they are likely to benefit from prominent technology trends, including IoT and Big Data. We have already seen these trends support our growth as Industry 4.0 has led to the demand for manufacturing equipment with advanced processing capabilities as Europe and other developed countries move toward smart factories.

        Draw on expanding global footprint to catalyze growth opportunities in the United States and Asia.    We are committed to continuing to grow our global footprint. Our growth to date has largely been driven by successfully executing on key opportunities in the European market, where we hold the leading market share position in COM, according to IHS Technology. While this will remain a significant focus in the future, we see an opportunity to gain market share in the United States and Asia. These markets have been key areas of investment for us for several years during which we have expanded our presence by adding key employees as well as distribution and sales representative relationships.

        Continue to improve operational and financial efficiency.    It is our goal to improve our operational efficiency and operating profit by leveraging our existing fixed-cost structure, increasing our purchasing power and continuing to optimize our supply chain. Leveraging manufacturing in best-cost countries has helped us drive financial efficiencies by mitigating burdensome overhead costs and preserving our financial flexibility for strategic opportunities. We also intend to increase our profitability through a higher margin product mix driven by new services and features.

        Target complementary acquisitions.    We may pursue acquisitions of companies, design teams and technologies to complement our existing strengths and execute on our established development goals. Any acquisitions we consider will be undertaken to supplement our broad product portfolio, increase the depth of our engineering and sales teams, expand our addressable market and improve our financial and operational metrics. We also plan to expand our presence globally, including in the United States and Asia, and may evaluate acquisition opportunities to accelerate our penetration of these international markets.

Company History

        congatec AG was founded in December 2004. congatec Holding AG was formed on June 30, 2015 and registered in the commercial register of the local court (Amtsgericht) of Munich under number HRB 219746 on July 22, 2015. Following an internal reorganization that will be completed prior to the consummation of this offering, congatec AG will become a wholly owned subsidiary of congatec Holding AG and the former shareholders in congatec AG will become its new shareholders, with the same pro rata participation as previously held in congatec AG. See "Description of Share Capital—Incorporation of the Company."

        Our website is www.congatec.com. This website address is included in this prospectus as an inactive textual reference only. The information and other content appearing on our website are not part of this prospectus. Our agent for service of process in the United States is Corporation Service Company, located at 1090 Vermont Avenue, N.W., Washington, DC 20005, telephone number (800) 927-9800.

Office Location

        Our principal executive offices are located at Auwiesenstrasse 5, 94469 Deggendorf, Germany, and our telephone number is (49) 991 2700-0.

Our Risks and Challenges

        You should carefully consider all of the information set forth in this prospectus prior to making an investment in our ADSs. Our ability to implement our business strategy is subject to numerous risks and uncertainties. Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

  •
  our dependence on the success of our customers and their sales to certain end markets;
  •
  our inability to develop and introduce new products and solutions or enhancements to existing products and solutions in line with developments in market technologies and demands;
  •
  the significant competition that we face in many aspects of our business;
  •
  our dependence upon sales to certain customers;
  •
  our dependence upon our relationship with Intel and our other processor partners;
  •
  our dependence upon the supply chain partners that procure, assemble and test our products;
  •
  the availability of, and fluctuations in the price of, certain components and raw materials used in our products;
  •
  our ability to manage the expansion of our operations effectively in order to achieve our projected levels of growth;
  •
  our ability to retain key management or other key personnel or to recruit additional qualified personnel;
  •
  our ability to raise additional capital on attractive terms, or at all, if needed;
  •
  our ability to protect our know-how, trade secrets and other intellectual property; and
  •
  the other risks described in the "Risk Factors" section of this prospectus and elsewhere in this prospectus.

Implications of Being an Emerging Growth Company

        As a company with less than $1.0 billion in revenue for our fiscal year ended December 31, 2014, we qualify as an "emerging growth company" as defined in Section 2(a) of the U.S. Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to:

  •
  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the SOX Act;
  •
  reduced disclosure obligations regarding executive compensation; and
  •
  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements.

        We may choose to take advantage of some or all of the available exemptions and have taken advantage of some of these exemptions in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold shares. We do not know if some investors will find our ADSs less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our ADSs and increased volatility in the price of our ADSs.

        In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our financial statements in accordance with IFRS, as issued by the IASB, which does not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period.

        We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we had total annual gross revenue of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of ADSs in this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided to emerging growth companies in the JOBS Act.

THE OFFERING

American Depositary Shares offered:
By congatec Holding AG	ADSs
By the selling shareholders	ADSs
ADSs to be outstanding immediately after this offering	ADSs
Ordinary shares to be outstanding immediately after this offering	ordinary shares
Offering price	We currently estimate that the initial public offering price per ADS will be between $ and $ .
Option to purchase additional ADSs	ADSs from the selling shareholders
The ADSs	Each ADS represents of an ordinary share.

The depositary, the custodian or any of their respective nominees will hold the ordinary shares and any other rights or property underlying your ADSs. You will have rights as provided in the deposit agreement. You may cancel your ADSs and withdraw the underlying ordinary shares as provided, and pursuant to the limitations set forth in, the deposit agreement. The depositary will charge you fees for, among other acts, any such cancellation. In certain limited instances described in the deposit agreement, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is an exhibit to the Registration Statement of which this prospectus forms a part.

Depositary	Citibank, N.A.
Custodian	Citigroup Global Markets Deutschland AG and any other custodian as may be appointed pursuant to the deposit agreement.
Use of proceeds

We expect to receive total net proceeds from this offering of approximately $            million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial offering price of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds of this offering to expand our operations in the United States and Asia and for other general corporate purposes, including, without limitation, potential acquisitions. See "Use of Proceeds."

We will not receive any proceeds from the sale of ADSs offered by the selling shareholders.
Dividend policy	congatec Holding AG has never declared or paid any dividends to its shareholders and has no present intention of declaring or paying any dividends in the foreseeable future. See "Dividend Policy."
Risk factors

You should carefully read the information set forth in the "Risk Factors" section of this prospectus beginning on page 13 and the other information set forth in this prospectus before deciding to invest in the ADSs.

Proposed NASDAQ Global Market Symbol	"CONG"

The number of our ordinary shares to be outstanding after this offering is based on the number of ordinary shares outstanding as of July 22, 2015 (the date of our registration in the commercial register) and excludes:

  •
              ordinary shares reserved as of            , 2015 for future issuance under a new equity incentive plan that we intend to implement in connection with this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        We present below summary consolidated historical financial and other data of congatec AG, which will become our wholly owned subsidiary prior to the consummation of this offering. The financial data as of and for the years ended December 31, 2014, 2013 and 2012 have been derived from congatec AG's audited consolidated financial statements and the related notes, which are included elsewhere in this prospectus and which have been prepared in accordance with IFRS as issued by the IASB and audited in accordance with the standards of the PCAOB.

        The historical results presented below are not necessarily indicative of the financial results to be expected for any future periods. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data" and congatec AG's consolidated financial statements and related notes, each included elsewhere in this prospectus.

Consolidated Statement of Comprehensive Income:

	Year Ended December 31,
	2014	2013	2012
	($ in thousands except per share data)
Revenue	$85,020	$70,175	$60,780
Cost of goods sold	61,353	51,718	44,116

Gross profit	23,667	18,457	16,664
Research and development expenses	4,787	4,174	2,805
Selling and marketing expenses	9,946	7,594	6,730
General and administrative expenses	4,367	4,627	3,878

Operating costs	19,100	16,395	13,413
Other operating income	(395)	(3,290)	(570)
Other operating expenses	9	43	41
Foreign exchange (gains) and losses, net	(293)	121	155

Earnings before interest and taxes (EBIT)	5,246	5,188	3,625
Financial result(1)	38	20	134

Earnings before taxes (EBT)	5,208	5,168	3,491
Income taxes	1,611	1,477	1,288

Profit for the period	$3,597	$3,691	$2,203

Other comprehensive income (loss)	40	(7)	(1)

Total comprehensive income	$3,637	$3,684	$2,202

Earnings per ordinary share
Basic	1.01	1.04	0.62
Diluted	0.99	1.02	0.61
Earnings per ADS
Basic(2)
Diluted(2)
Weighted average shares outstanding
Basic	3,557,333	3,557,333	3,557,333
Diluted	3,634,708	3,636,333	3,610,983

(1)
Financial result is financial income less financial expense.

(2)
Each ADS represents            of an ordinary share.

Selected Consolidated Statement of Financial Position Data:

	As of December 31,
				2014 (As Adjusted)(1)
	2014	2013	2012
	($ in thousands)
Cash and cash equivalents	$8,184	$6,786	$2,753
Current assets (excluding cash)	16,503	12,752	10,487
Intangible assets	5,195	4,882	4,905
Total assets	31,426	25,611	19,165
Debt	—	—	660
Total liabilities (excluding debt)	13,775	9,340	6,004
Shareholders' equity	17,651	16,271	12,501

Other Data:

	Year Ended December 31,
	2014	2013	2012
	($ in thousands)
EBITDA(2)	$7,109	$7,235	$5,062
Adjusted EBITDA(2)(3)	7,132	4,376	4,805

(1)
Gives effect to the sale of                        ADSs by us in this offering, assuming an initial public offering price of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus.

(2)
Management believes that EBITDA (earnings before interest, taxes, depreciation and amortization) and Adjusted EBITDA are important supplemental measures of operating performance because they eliminate items that may have less bearing on our operating performance and highlight trends that may not otherwise be apparent when relying solely on IFRS financial measures. Management uses EBITDA and Adjusted EBITDA to evaluate our operating performance, generate future operating plans and make strategic decisions. We define EBITDA as profit for the period plus income taxes, financial result and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus share-based compensation expenses plus/minus any non-recurring expenses or income. Disclosure in this prospectus of EBITDA and Adjusted EBITDA, which are non-IFRS financial measures, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBITDA and Adjusted EBITDA should not be considered as an alternative to profit for the period or any other performance measure derived in accordance with IFRS. Our presentation of EBITDA and Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

        The following table reconciles profit for the period to EBITDA for the periods presented:

	Year Ended December 31,
	2014	2013	2012
	($ in thousands)
Profit for the period	$3,597	$3,691	$2,203
Add/(deduct):
Income tax expenses	1,611	1,477	1,288
Financial result	38	20	134
Depreciation and amortization	1,863	2,047	1,437

EBITDA	$7,109	$7,235	$5,062

(3)
The following table reconciles EBITDA to Adjusted EBITDA for the periods presented:

	Year Ended December 31,
	2014	2013	2012
	($ in thousands)
EBITDA	$7,109	$7,235	$5,062
Add/(deduct):
Share-based compensation expenses	38	86	64
Non-recurring (income)/expenses(A)	(15)	(2,945)	(321)

Adjusted EBITDA	$7,132	$4,376	$4,805

Adjusted EBITDA margin(B)	8.4%	6.2%	7.9%

(A)
Non-recurring expenses includes non-capitalized expenses of this offering and refunds from customs authorities of customs charges paid in previous years. See Note 8.4 to the consolidated financial statements of congatec AG included elsewhere in this prospectus.

(B)
Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenue.

RISK FACTORS

        Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below, which we believe are the material risks of our business, our industry, our intellectual property, the ADSs and this offering, before making an investment decision. If any of the following risks actually occurs, our business, financial condition and operating results could be harmed. In that case, the trading price of the ADSs could decline and you might lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including congatec AG's consolidated financial statements and the related notes thereto.

Risks Related to Our Business and Industry

We are highly dependent on the success of our customers and their sales to certain end markets.

        Our customers are not the end users of our products and solutions, but rather they use our products and solutions as components within their products, which are ultimately sold to an end user. As a result, our success depends in large part on the ability of our customers to market and sell their end products that incorporate our products. If any of our customers' marketing efforts are unsuccessful or if our customers experience a decrease in demand for such products, our sales and/or profitability will be reduced. Some of the end markets in which our customers operate are characterized by intense competition, rapid technological change and economic uncertainty, and as such there is no guarantee that the revenue associated with the potential loss of a key end user will be replaced by the establishment of new business relationships by our customers. If we are unable to collaborate with and secure design wins with successful OEMs and ODMs, we may not create meaningful demand for our products. Moreover, if any of our customers choose to focus their efforts on programs and end products that do not incorporate our products and solutions, we may experience decreased demand for our products. Any of these circumstances may adversely affect our results of operations.

        We also maintain strategic relationships with distributors to market certain of our products and solutions and support certain functionality. If we are unsuccessful in establishing or maintaining our strategic relationships with these distributors, our ability to compete in the marketplace, reach new customers and geographies and grow our revenue would be impaired and our operating results would suffer.

Not all new design wins lead to production, and even if they do, the timing of such production may not occur as we or our customers had estimated, or the volumes derived from such projects may not be as significant as we had estimated, which could have a substantial negative impact on our anticipated revenue and profitability.

        Our product revenue expectations are highly dependent upon achieving successful design wins, moving those design wins to volume production and the market success of our customers' end products. The time between when we achieve a design win with a customer and when we begin shipping to that customer at production levels generally has been shortened with our standards-based model. However, with many new design wins, customers require us to assist them with the design process. In addition, customers may require significant time to integrate our products into their applications. The design process and the integration of customer specific applications can take six to eighteen months, and in some circumstances can take as long as 36 months. After that, there is an additional time lag from the start of production to achieving peak revenue. Not all design wins lead to production, and we may incur costs for designs that do not enter production. Even if a design win does lead to production, the volumes derived from such projects may be less than we had originally estimated. Customer projects related to design wins are sometimes canceled or delayed or can perform below original expectations, which can adversely impact anticipated revenue and profitability. In particular, the volumes and time to production associated with new design wins depend on the adoption rate of new technologies among end users. Program delays or cancellations could be more frequent during times of meaningful economic downturn or due to the consolidation of one or more of our customers. In addition, even if our customers are successful and sell a large number of their products to end users, their programs that involve our products may not be successful. Any of these factors could have a material adverse effect on our revenue and financial condition.

Our business depends on conditions in the end markets into which our products and solutions are sold. Demand in these markets can be volatile, and any inability to sell our products to these markets or forecast customer demand due to unfavorable or volatile market conditions could have a material adverse effect on our revenue and gross margin.

        Our revenue is relatively concentrated in the industrial automation and medical end markets. Our revenue from the industrial automation end market represented 40.7% and 39.2% of our total revenue for 2014 and 2013, respectively, and our revenue from the medical end market represented 14.7% and 14.2% of our total revenue for 2014 and 2013, respectively. To the extent either of these end markets experiences a downturn and we, through our customers, are unable to penetrate and expand into other end markets, our results of operations may be adversely affected. Additionally, if any of these end markets develop alternatives to our customers' products that incorporate our products and solutions, it may adversely affect our results of operations.

        If our customers experience adverse economic conditions in the end markets into which they sell products incorporating our products and solutions, we would expect a significant reduction in spending by these customers in addition to increased exposure to credit risk, which may limit our ability to collect our outstanding accounts receivable. In addition, customer demand for our products and solutions can be subject to significant fluctuation and volatility in certain end markets, particularly the entertainment end market. While we are expanding into additional market segments either through new product development projects with our existing customers or through new customer relationships, no assurance can be given that this strategy will be successful. If we overestimate demand, we may experience excess inventory levels. If we underestimate demand, we may miss sales opportunities and incur additional costs for labor overtime, equipment overuse and logistical complexities. Additionally, we have adverse purchase commitment liabilities pursuant to which we are contractually obligated to place a deposit with our contract manufacturer for the cost of aged or excess inventory used in the manufacture of our products and solutions for which there is no forecasted or alternative use. Unexpected decreases in customer demand or our inability to accurately forecast customer demand could result in increases in our adverse purchase commitment liability and have a material adverse effect on our gross margins and profitability.

Our failure to develop and introduce new products and solutions or enhancements to existing products and solutions on a timely basis and at competitive prices could harm our ability to attract and retain customers.

        Our customers often operate in intensely competitive industries that are characterized by rapidly evolving technology, frequent product introductions and ongoing demands for greater performance and functionality. New products based on new or improved technologies or new industry standards in the end-user markets can render existing products and services of our customers obsolete and unmarketable and motivate them to seek our support in designing and manufacturing new products. We therefore must continually identify, design, develop and introduce new and updated products and solutions with improved features to remain competitive. To do this, we must:

  •
  design innovative and performance-improving features that differentiate our products and solutions from those of our competitors;
  •
  identify emerging technological trends in our target markets, including new standards for our products and solutions, in a timely manner;
  •
  accurately define and design new products and solutions to meet market needs;
  •
  anticipate changes in end-user preferences with respect to our customers' products;
  •
  rapidly develop and produce our products and solutions at competitive prices;
  •
  anticipate and respond effectively to technological changes or product announcements by others; and

  •
  provide effective technological and post-sales support for our new products and solutions as they are deployed.

        The process of developing new products and solutions and enhancing existing products and solutions is complex, lengthy, costly and uncertain. If we fail to anticipate our customers' changing needs or emerging technological trends, our market share and results of operations could materially suffer. We must make long-term investments, develop or obtain appropriate know-how and intellectual property and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our products and solutions. If we are unable to adapt our products to new technological industry standards, to extend our core technologies into new applications or new platforms or to anticipate or respond to technological changes, the market's acceptance of our products and solutions could decline and our results could suffer. Additionally, any delay in the development, production, marketing or offering of a new product or application or an enhancement to an existing product or application could result in customer attrition or impede our ability to attract new customers, causing a decline in our revenue or earnings and weakening our competitive position.

Competition in the market for embedded computing solutions is intense. If we lose market share, our revenue and profitability may deteriorate.

        We face competition in the design of embedded computing solutions from a number of sources globally, including our own customers, many of whom have the ability to design embedded computing solutions by utilizing their own internal resources. We believe that our customers will increase the proportion of solutions that they outsource in the coming years, but in order to continue achieving design wins and orders from these customers, we will need to continue to demonstrate the benefits of our solutions relative to similar products that could be developed in-house. We could also lose market share if customers who currently outsource to us elect to in-source all or a portion of the design process in the future. Historically, this has been influenced by customers achieving a certain volume of production. In addition, consolidation among our customers may cause material changes in their use of outsourcing.

        We face competition from a large number of third-party competitors, including ADLink, Advantech, Kontron, MSC Technologies, Portwell, SECO and Technexion. The markets in which we operate are fragmented, with a few large, international companies competing both against each other and a large number of small and medium-sized companies that focus on a more select group of products and customers. Some of our current and potential competitors have a number of significant advantages over us, including:

  •
  a longer operating history;
  •
  greater name recognition and marketing power;
  •
  preferred vendor status with our existing and potential customers;
  •
  significantly greater financial, technical, personnel, sales and marketing and other resources, which allow them to respond more quickly to new or changing opportunities, technologies and customer requirements;
  •
  broader product and services offerings to provide more complete solutions; and
  •
  lower cost structures.

        Consolidation among our competitors could also result in the formation of larger competitors with greater market share and greater financial and technological resources than us and further increase competition in the markets we serve.

        As the market for embedded computing solutions grows, we may experience additional competition from companies that are currently our suppliers, customers and strategic partners, including electronic equipment manufacturers and our processor partners. As suppliers and customers operating in lower-margin end markets target new, more profitable end markets for growth opportunities, this risk will increase. New competitors may enter the market with relatively limited start-up time and capital, particularly if they employ a fabless manufacturing model. Because many of our products are based on industry standards, new competitors may be able to offer products that are similar to ours and, as a result, we may have difficulty differentiating our products from these competing products in our target markets. In addition, if a new form factor is developed, we may face significant competition from new and existing competitors if end products that we currently support are migrated to the new standard and we fail to adopt the new standard quickly or at all. Similarly, if processors that we do not currently use increase in popularity and take a larger share of the processor market, our competitors who have historically used these processor types could have a competitive advantage. If we are unable to compete effectively, this could adversely affect our revenue and financial condition.

        As a result of the intense competition in the market for embedded computing solutions, we may encounter significant pricing pressure and/or suffer losses in market share. For example, our competitors have in the past and may again in the future lower prices in order to increase their market share, which would ultimately reduce the price we may realize from our customers. If we are unable to defend our market share by continually developing new products and solutions and/or reducing our own cost base, the pricing pressure exerted by competitors could cause us to lose important customers or lead to falling average selling prices, or ASPs, and declining margins. We may not be able to offset the effects of any price reductions with an increase in the number of products sold, cost reductions or otherwise, which could adversely affect our revenue and financial condition.

Because of the significant percentage of our sales to certain customers, the loss of, or a substantial decline in sales to, one of these customers could have a material adverse effect on our revenue and profitability.

        For 2014, 2013 and 2012, we derived 42%, 48% and 49%, respectively, of our revenue from our five largest customers, with revenue attributable to our top customer, Bernecker + Rainer, or B&R, accounting for 22%, 21% and 19%, respectively. In addition, 11% of our revenue in 2013 and 14% of our revenue in 2012 was attributable to GAIUS Technology, one of our former distributors, and adp Gauselmann, respectively, which were among our five largest customers for each of 2014, 2013 and 2012. The loss of B&R or any other significant customer or a material reduction in the amount of business we undertake with B&R or any such other customer could have a material adverse effect on our revenue and profitability. There can be no assurance that our top customers will continue to purchase products from us at current levels or at all.

A change in our relationship with Intel or any of our other processor partners or the availability of state-of-the-art processors at competitive prices could materially adversely affect our business, financial condition and results of operations.

        We depend on our relationships with the world's leading processor companies, including AMD, Freescale and Intel, and the suppliers from which we purchase their processors. Our relationships with these processor companies allow us to integrate their latest state-of-the-art processor technology into our products, resulting in improved performance, cost savings and process simplicity for our customers. The vast majority of processors used in our products are Intel processors. We benefit from a preferred relationship with Intel as a Platinum Member of the Intel Technology Provider program, which provides us early access to new processors and their technical specifications, enabling us to decrease the time to market for our products incorporating Intel's newest processors. We have a similar preferred relationship with AMD, recently being named as an Elite Partner in their Embedded Partner Program. If we were to lose our preferred status with AMD or Intel, our business could be materially adversely affected.

        We also depend upon the R&D efforts of our processor partners for the development of our new products. If our processor partners fail to adequately develop new products that meet the needs, specifications and expectations of the market and our customers, our revenue and profitability could be adversely affected. For example, if our processor partners cease to produce processors that are competitive from a technological and pricing standpoint, we may be unable to provide products that satisfy our customers' needs and therefore may fall behind competitors that have access to newer, more advanced processors from other sources.

        As is customary in our industry, we do not have long-term supply contracts with our processor partners. Many of the framework agreements that we have with our suppliers can be terminated by either party without cause upon a short notice period. We may be unable to negotiate attractive terms with our suppliers in the future and may have difficulty establishing similar relationships with other processor suppliers. Historically, fluctuations in demand for processors have at times led to shortages in processor supply, which in turn have caused processor suppliers to allocate available processors more selectively among their customers. In the future, processor suppliers may allocate products to clients in other industries which source larger volumes, such as the automobile or consumer electronics industry, rather than to companies in the embedded computing industry. If there is an interruption in our supply of processors and we are unable to obtain suitable processors at competitive prices, we may experience delays in deliveries to our customers. We may also have delayed sales if any of these processor companies delay or cancel new technologies and products, which are often designed into our new products before they are available from our suppliers. Additionally, processor companies may choose to stop producing and selling certain processors that are used in our products and we may be unable to find other sources for the processors or adapt our products to use different processors. While it is common practice in the processor industry to provide 12 months' advance notice of such a product termination and to provide last time buy rights during the same 12 month period, industry practice may change, and our processor partners are not contractually obligated to provide notice to us. Any of these factors could have a material adverse effect on our business, results of operations and financial condition.

Because of the limited number of direct and indirect suppliers, or in some cases one supplier, for some of the components our contract manufacturers use, a loss of a supplier, a decline in the quality and/or a shortage in any of these components could have a material adverse effect on our profitability.

        There are a limited number of direct and indirect suppliers, or in some cases, only one supplier, for some of the components that our contract manufacturers use in our products, and any disruption or delay in supply could adversely impact our financial performance. Because our suppliers have other customers, they may not have sufficient capacity to meet all of our needs during periods of excess demand. The recent global economic contraction has caused many of our suppliers to reduce their manufacturing capacity. As the global economy improves, our suppliers are experiencing and may continue to experience supply constraints until they expand capacity to meet increased levels of demand. These supply constraints may adversely affect the availability and lead times of components for our products. Increased lead times mean that we may have to order materials earlier and in larger quantities. Further, supply constraints will likely result in increased expediting and overall procurement costs as we attempt to meet customer demand requirements. In addition, these supply constraints may affect our ability, as well as our contract manufacturers' ability, to meet customer demand and thus result in missed sales opportunities and a loss of market share, negatively impacting revenue and our overall operating results.

We use a small number of strategically located supply chain partners to procure, assemble and test our products, and a loss or degradation in performance of our supply chain partners could have a material adverse effect on our business and financial condition.

        We use a small number of strategically located supply chain partners, including EverFine Industrial Corporation Ltd., or EverFine, in Asia and Plexus Corp., or Plexus, in Europe. EverFine subcontracts the assembly and testing of our products and accounts for the vast majority of our purchase of goods. EverFine helps with our supply chain process primarily through their management of contract manufacturers in Taiwan. We maintain direct relationships with Intel and our other processor partners and are responsible for negotiating the pricing and other material terms for components used in our products. If any of our supply chain partners fails to adequately perform, our revenue and profitability could be adversely affected. In addition, if we are unable to replace our relationship with EverFine with a similar logistics provider or if we are unable to perform EverFine's services ourselves, our operating results could be materially affected.

        Inadequate performance could include, among other things, the production of products that do not meet our or our customers' quality standards and delivery requirements, which could cause us to seek additional sources of manufacturing. Additionally, our contract manufacturers may decide in the future to discontinue or reduce the level of business they conduct with us. If we are required to change contract manufacturers due to any termination of the agreements with our contract manufacturers, we may lose revenue, experience manufacturing delays, incur increased costs or otherwise suffer impairment to our customer relationships. We cannot guarantee that we will be able to establish alternative manufacturing relationships on similar terms or without delay within the same geographic proximity to our customers. Furthermore, our contract manufacturers could require us to move to another one of their production facilities. This could disrupt our ability to fulfill customer orders during a transition and impact our ability to utilize our current supply chain and obtain raw materials. Any of these events could have a material adverse effect on our business and financial condition.

Conflicts of interest may arise between us and EverFine, one of our supply chain partners, and those conflicts may adversely affect our operations.

        We use EverFine, a related party, as one of our supply chain partners. Our purchases from EverFine represented the vast majority of our purchase of goods for the years ended December 31, 2014, 2013 and 2012. EverFine's sales to us constitute a majority of EverFine's net sales. EverFine is a privately held Taiwan-based company.

        EverFine is controlled and operated by the Chao family, including Chao Ko Chung, a former General Manager of our Taiwanese subsidiary, and Lin Shu Wan, his spouse, a holder of 10.8% of our ordinary shares. The Chao family, through its share ownership, may have considerable influence over the management of our business relationships. We may be disadvantaged by the Chao family's economic interests in EverFine and their personal relationships with EverFine's management, which may have interests divergent from our own. While we have procedures in place to monitor the arms-length nature of our business relationship with EverFine, we may not be able to negotiate or enforce contractual terms as aggressively with EverFine as we might with an unrelated party, and the commercial terms of our agreements may be less favorable than we might obtain in negotiations with third parties. If our business dealings with EverFine are not as favorable to us as arms-length transactions, our results of operations may be harmed.

        Additionally, if the Chao family ceases to have significant influence of EverFine, the terms and conditions of our agreements with EverFine may not be as favorable as those in our existing contracts. As a result, our costs could increase and adversely affect our margins and results of operations.

We may face volatility in the prices for certain components and raw materials used in our business, which could adversely impact the pricing and delivery of our products.

        We use purchased components that contain various raw materials, including silicon, epoxy, polyimide, copper, gold, silver, aluminum, platinum, tin, rare earth metals, tantalum, lithium, PVC and polycarbonate. The cost of raw materials depends to a large extent on the world market prices, which have significantly fluctuated in recent years and which may be subject to further significant fluctuations in the future.

        If the prices for raw materials and purchased components were to rise, our costs would increase. If our costs increase, we could be forced to cover our need for these raw materials and purchased components with higher prices of our products, which could result in lower sales or, if we are not able to increase prices due to fixed price contracts or otherwise, to lower margins and profitability.

        Shortages of necessary raw materials or component parts may also cause a sharp rise in their prices. In the event of any disruption or delay in supply, it may be difficult to locate alternative sources of components from one or several suppliers and doing so may require a significant amount of time and resources. A delay in the delivery of necessary raw materials or component parts could result in delays in projects or delivery of products, which could ultimately delay deliveries of our products to our customers.

If we were permanently to lose a supplier of or access to important raw materials or component parts, we also might be forced to alter the design of certain of our products in order to use raw materials or component parts from other suppliers. In extreme cases, this could mean that we would be at least temporarily unable to produce, supply or service certain of our products. Such inability could impair our relationship with our customers and have a material adverse effect on our business, financial condition or results of operations. We have in the past experienced and in the future may experience difficulty obtaining sufficient quantities of the key components used in certain of our products, which has resulted and may result in delayed or lost sales.

        Unless specifically agreed with customers, if a contract provides for fixed prices, it is generally difficult for us to pass on increased prices for purchased components. Sustained increases in prices for purchased components that cannot be passed onto our customers would have a material adverse effect on our business, financial condition and results of operations.

We face payment risk from our customers.

        We are subject to a number of trade risks including long accounts receivable payment cycles and difficulties in collecting accounts receivable in certain countries. For example, our accounts receivable in certain APAC countries are subject to up to 60 day payment cycles. We cannot guarantee that we will be able to successfully manage all of these risks, many of which are outside our control, which could lead to and have in the past led to a complete payment default by a customer. While we have insurance coverage for such payment defaults, we currently face a ten percent deductible per uncollected insured receivable under that policy. Delays in the implementation of, or in payments related to, significant orders and projects may also have a negative effect on the timing of our revenue, which may adversely impact our operating results.

Weak economic conditions throughout the European Union and recent sovereign debt default fears could have a material adverse effect on our business, financial condition and results of operations.

        Our sales in the European Union, or the EU, represented 66% of our total revenue in each of 2014 and 2013. Weak economic conditions in the EU and the recent sovereign debt default fears, could have a material adverse effect on our business, financial condition and results of operations. In particular, concerns regarding the possibility of sovereign debt defaults by EU member countries, including Greece, have disrupted financial markets throughout the world and may lead to weaker customer demand in the EU and other parts of the world. In addition, the resolution of the sovereign debt crisis may not proceed with uniform speed throughout Europe and a setback or delay could impact the global economy and have a material adverse effect on our business.

Our business activities outside of Germany and the European Union subject us to various risks and our failure to manage these risks could adversely affect our results of operations.

        Our business is subject to certain risks associated with doing business globally. Our sales outside of the EU represented 34% of our total revenue in each of 2014 and 2013. One element of our growth strategy is to pursue opportunities for our business in several areas of the world, any or all of which could be adversely affected by the risks set forth below. We face significant operational risks as a result of doing business internationally, such as:

  •
  fluctuations in foreign currency exchange rates;
  •
  potentially longer sales and payment cycles;
  •
  potentially greater difficulties and delays in collecting accounts receivable;
  •
  potentially adverse tax consequences;
  •
  challenges in providing solutions across a significant distance in different languages and among different cultures;

  •
  different, complex and changing laws governing intellectual property rights, which in certain countries sometimes afford reduced protection of intellectual property rights;
  •
  difficulties in staffing and managing foreign operations, particularly in new geographic locations;
  •
  restrictions imposed by local labor practices and laws applicable to our business and operations;
  •
  rapid changes in government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events;
  •
  operating in countries with a higher incidence of corruption and fraudulent business practices;
  •
  seasonal reduction in business activity in certain parts of the world;
  •
  costs and difficulties of customizing products for foreign countries;
  •
  compliance with a wide variety of complex foreign laws, treaties and regulations;
  •
  transportation delays;
  •
  tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and
  •
  becoming subject to the laws, regulations and court system of multiple jurisdictions.

        Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our results of operations.

Our international operations pose currency risks, which may adversely affect our operating results and net income.

        Our operating results may be affected by fluctuations in currency exchange rates and our ability to effectively manage our currency transaction risks. Most of our business, both in terms of purchasing and sales, is processed in U.S. dollars. In 2014, 9% of each of our revenue and our cost of goods sold, and 81% of our operating cost, were in currencies other than the U.S. dollar. Although currency exchange rate fluctuations have not had a material adverse impact on our operations to date, as we realize upon our strategy to further expand internationally, our exposure to currency risks may increase. In addition, there is a possibility that currency exchange rates will experience greater fluctuation if a country ceases to use the euro as its currency. We do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Therefore, changes in exchange rates between these foreign currencies and the U.S. dollar will affect our revenue, cost of goods sold and operating cost and margins, and could result in exchange losses in any given reporting period.

        We incur currency transaction risks whenever we enter into either a purchase or a sale transaction using a different currency from our functional currency, which is the U.S. dollar. In such cases we may suffer an exchange loss because we do not currently engage in currency forward contracts, options, swaps or other instruments to address this risk.

        Since our sales prices are based on U.S. dollars, a strengthening of the U.S. dollar against the local currencies in the countries where our customers are located will effectively increase the purchase cost of our products to them. To the extent our customers are unable to absorb that cost, customers may choose to switch to in-house designs or look for alternative non-U.S. dollar based sources of products, which would negatively impact our revenue and design win opportunities. While a weakening of the U.S. dollar would effectively decrease the purchase cost of our products to certain customers, it would also effectively increase the costs of any expenses we incur in currencies other than the U.S. dollar.

        Given the volatility of exchange rates, we can give no assurance that we will be able to effectively manage or hedge our currency translation and transaction risks or that any volatility in currency exchange rates will not have an adverse effect on our revenue or results of operations.

We may not be able to manage the expansion of our operations effectively in order to achieve projected levels of growth.

        We have expanded our operations significantly in recent years, and our business plan calls for further expansion over the next several years. We anticipate that further development of our infrastructure and an increase in the number of our employees will be required to achieve the planned broadening of our product offerings and client base and our ongoing international growth. In particular, we must increase our engineering, marketing and services staff to support new development, marketing and service activities to meet the needs of both new and existing customers. Our ability to successfully increase our development, marketing and service efforts is not guaranteed, and if we are not able to successfully increase such efforts, we may not be able to grow our business as intended. Our future success will depend in part upon the ability of our management to manage our growth effectively. If our management is unsuccessful in meeting these challenges, we may be unable to achieve our anticipated level of growth, which would adversely affect our results of operations.

Our operations could suffer if we are unable to attract and retain senior management or other key personnel.

        Our success depends on the continued service and performance of our senior management team and other key personnel. Our senior management team is critical to the management of our business and operations, as well as to the development of our strategy. The loss of any members of our senior management team could delay or prevent the successful implementation of our growth strategy or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. Members of our senior management team may resign at any time, even though they have service agreements with us. High demand exists for experienced senior management and other key personnel in our industry, and there can be no assurance that we will be able to retain such senior management or key personnel. We do not carry key man insurance on any member of our senior management team.

        Our growth and success will also depend on our ability to attract and retain additional highly qualified scientific, technical, sales and managerial personnel as well as accounting and finance personnel with appropriate public company experience. We have experienced and expect to continue to experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience than us, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical personnel, we may be unable to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of key personnel, including engineers, in the regions surrounding our facilities could require us to pay more to hire and retain key personnel, thereby increasing our costs and affecting our profitability.

Our leadership team has been assembled for only a short time and their inability to function cohesively as a group could have an adverse effect on our business.

        We anticipate that our success will depend upon the ability of our supervisory and management boards and other key personnel to work together. We recently hired a new chief executive officer and, in connection with this offering, will appoint a new supervisory board. These individuals have not previously worked together, and our new chief executive officer has not previously worked together with the other members of our management board. The inability of these individuals to perform effectively or function cohesively as a group could delay or prevent us from implementing fully our business strategy, which could have an adverse effect on our business, financial condition and results of operations.

We may engage in future acquisitions that could disrupt our business, cause dilution to our shareholders or otherwise harm our financial condition and operating results.

        While we currently have no specific plans to acquire any other businesses, we may, in the future, acquire or invest in companies that we believe have products or capabilities that are a strategic or commercial fit with our current business or otherwise offer opportunities for our company. In connection with these acquisitions or investments, we may:

  •
  issue ADSs or other forms of equity that would dilute our existing shareholders' percentage of ownership;

  •
  incur debt and assume liabilities;
  •
  use our available cash; and
  •
  incur amortization expenses related to intangible assets or incur large write-offs of goodwill.

        We may not be able to identify suitable acquisition targets or complete acquisitions on favorable terms, if at all. If we do complete an acquisition, we cannot assure you that it will ultimately strengthen our competitive position or that it will be viewed positively by customers, financial markets or investors. Furthermore, future acquisitions could pose numerous additional risks to our operations, including:

  •
  problems integrating the purchased business, products or technologies, including employees of the acquired business;
  •
  challenges in achieving strategic objectives, cost savings and other anticipated benefits;
  •
  increases to our expenses;
  •
  the assumption of significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying party;
  •
  inability to maintain relationships with key customers, suppliers and other business partners of the acquired businesses;
  •
  diversion of management's attention from their day-to-day responsibilities;
  •
  difficulty in maintaining controls, procedures and policies during the transition and integration;
  •
  entrance into markets where we have limited or no prior experience and where competitors have stronger positions;
  •
  potential loss of key personnel, particularly those of the acquired entity; and
  •
  that historical financial information may not be representative or indicative of our results as a combined company.

        To the extent that we pursue an acquisition that causes us to incur unexpected costs or that fails to generate expected returns, our financial position, results of operations and cash flows may be adversely affected.

Political events, trade sanctions, war, terrorism, public health issues, natural disasters and other circumstances could have a material adverse effect on our financial condition and operating results.

        War, terrorism, geopolitical uncertainties, public health issues, trade sanctions and other business interruptions have caused and could cause damage or disruption to international commerce and the global economy, and thus could have a strong negative effect on our business and our suppliers, logistics providers, contract manufacturers and customers. Our business operations are subject to interruption by natural disasters, fire, power shortages, nuclear power plant accidents, terrorist attacks and other hostile acts, labor disputes, public health issues and other events beyond our control. Such events could decrease demand for our products, make it difficult or impossible for us or our contract manufacturers to make and deliver products to our customers or receive components from our suppliers, and create delays and inefficiencies in our supply chain. Should major public health issues, including pandemics, arise, our business could be negatively affected by more stringent employee travel restrictions, additional limitations in freight services, governmental actions limiting the movement of products between regions, delays in production ramps of new products and disruption in the operations of our contract manufacturers and suppliers. Certain critical business operations, including certain of our suppliers and contract manufacturers, are in locations that could be affected by natural disasters. In the event of a natural disaster, losses, significant recovery time and substantial expenditures could be required to resume operations and our financial condition and operating results could be materially adversely affected.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines and/or criminal penalties and have an adverse effect on our business.

        We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject, however, to the risk that our officers, board members, employees, agents and collaborators may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act of 2010, as well as trade sanctions administered by the Officer of Foreign Assets Control and the U.S. Department of Commerce. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business.

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

        We rely on our information technology, or IT, systems to manage numerous aspects of our business and provide analytical information to management. Our IT systems allow us to efficiently manage development projects, purchase products from our suppliers, provide procurement and logistic services, ship products to our customers on a timely basis, maintain cost-effective operations, provide historical and projected financial reports, comply with fiscal and regulatory requirements, and provide services to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. Although we take steps to secure our IT systems, including our computer systems, intranet and internet sites, email and other telecommunications and data networks, the security measures we have implemented may not be effective and our systems may be vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data, security breaches, computer viruses and other disruptive events. Any such disruption could adversely affect our reputation, brand and financial condition.

We may need to raise additional capital from time to time if we are going to meet our growth strategy and may be unable to do so on attractive terms, or at all.

        We intend to continue to make investments to support the growth of our business and may require additional funds to respond to business challenges, including the need to complement our growth strategy, increase market share in our current markets or expand into other markets, or broaden our technology, intellectual property or service capabilities. Accordingly, we may require additional investments of capital from time to time, and our existing sources of cash and any funds generated from operations may not provide us with sufficient capital. For various reasons, including any non-compliance with existing or future lending arrangements, additional financing may not be available when needed, or may not be available on terms favorable to us. If we fail to obtain adequate capital on a timely basis or if capital cannot be obtained on terms satisfactory to us, we may not be able to achieve our planned rate of growth, which will adversely affect our results of operations.

We are subject to international tax laws and tax audits that could affect our financial results.

        Tax laws affecting international operations are complex and subject to change. Our income tax liabilities in the different countries where we operate depend in part on transfer pricing and administrative charges among us and our subsidiaries. These arrangements require us to make judgments with which tax authorities may disagree. We also could be materially affected by the resolution of issues arising from tax audits or examinations, whereby tax authorities could impose additional tariffs, duties, taxes, penalties and interest on us. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provisions for income taxes and reserves. Transactions that we have arranged in light of current tax rules could have material and adverse consequences if tax rules change, and changes in tax rules or imposition of any new or increased tariffs, duties and taxes could materially and adversely affect our sales, profits and financial condition. This could cause us to expend significant time and resources and could cause investors to lose confidence in our reported financial information.

We may be subject to product liability suits and losses in sales, which could adversely affect our business.

        Despite the quality assurance measures we take, products or systems developed by or produced for us may have quality defects or fail to meet specifications and requirements. If such a defect were to arise, it could result in a product recall or a product liability claim against us. Such a claim may be brought against us even if the defective product or system was not produced by us, but was incorporated into a product or service offered by us, and we may not be able to fully recover costs and damages from the third-party providers that supplied such defective products. We cannot exclude the possibility that third-party components integrated into our products contain hidden defects which may affect the functionality of our products or render our products unusable. Furthermore, pursuant to some of our customer contracts, subject to certain limitations, we have to indemnify our customers against product liability claims of third parties, and in particular, claims of the products' end users.

        Given the technical sophistication of most of our products, we can give no assurance that we will not encounter problems or delays with our products, despite the technical validation processes and intensive testing we implement. Any such problems or delays could be costly, could harm our reputation, lead to customer losses or affect our ability to sell other products and could have a material adverse impact on our business, results of operations and financial condition or cause our products to be less attractive to customers than those of our competitors.

We may not have adequate insurance for potential liabilities, including liabilities arising from product warranty claims and litigation.

        In the ordinary course of business, we have been, and in the future may be, subject to various product and non-product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations, including litigation related to defects in our products. We maintain insurance to cover our potential exposure for most claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks under our insurance coverage:

  •
  we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all;
  •
  we may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination or terrorist attacks, and that exceed any amounts that we may have reserved for such liabilities;
  •
  the amount of any liabilities that we may face may exceed our policy limits; and
  •
  we may incur losses resulting from interruption of our business that may not be fully covered under our insurance policies.

        Even a partially uninsured claim of significant size, if successful, could have a material adverse effect on our business, financial condition, results of operations and liquidity. Moreover, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money on litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could adversely affect our results of operations.

        A large or a number of smaller product liability judgments against us could exceed our insurance coverage and might result in a material loss to us. In addition, publicity resulting from an actual or perceived problem with one of our products or systems could harm our reputation and reduce demand for our products and systems. Actual or threatened product liability suits may adversely affect our business, financial condition and results of operations.

We face risks relating to our contractual and statutory warranties.

        We grant comprehensive contractual warranties to our customers on the products we develop and sell, which typically last for 24 months and in some cases up to 36 months. This includes, to some extent, guarantees on availability by means of which we guarantee the operational readiness and effectiveness of products for contractually determined periods of time. In addition, statutory warranties also apply to our products. In the future we could be subject to substantial claims under warranties, especially in the case of an unexpectedly large volume of product failures. There is also a risk that the prices for granted contractual warranties as reflected in the overall pricing for our products may be set too low.

        Some of our processor partners, suppliers and contract manufacturers have also granted us contractual warranties so that warranty claims of our customers can, in part, be passed on to the processor partners, suppliers and contract manufacturers if the product defects can be proven to have been caused by the supplier or contract manufacturer concerned. However, the scope of the warranties granted to us by these suppliers and contract manufacturers normally falls short of the scope of the warranties that we grant to our customers. As a result, we could have liability to our customers that is not covered by our suppliers or contract manufacturers, even if customers' claims arise from product defects caused by our suppliers or contract manufacturers. In addition, some of our supply agreements provide for liability caps for the benefit of our suppliers or contract manufacturers. Furthermore, the terms of the warranties granted to us by our suppliers and contract manufacturers typically start prior to the terms of the warranties that we grant to our customers. Provided that both warranty terms are identical, we are typically left without a right of recourse toward the end of the term of warranties granted to our customers, which exposes us to liability in connection with warranty claims by customers. There is also no assurance that our suppliers and contract manufacturers will actually be able to satisfy our claims in the case of existing warranty claims. Furthermore, there is the risk that product defects may arise from design defects or errors that are otherwise within our area of responsibility. The insurance coverage in such cases may be very limited. If warranty risks are realized, this could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to deliver certain products for guaranteed contracts.

        We periodically guarantee additional deliveries of certain of our products to our customers during agreed upon time periods. Such guarantees bear the risk that we will not be able to meet our obligations thereunder on time or at all because of unavailable components, loss of necessary production or technological capabilities, business interruptions or other reasons. As a result, we might be held liable by our customers, which could have a material adverse effect on our business, financial condition and results of operations and could also harm our reputation.

In order to be eligible to supply products to certain customers, we must satisfy regulatory standards as well as obtain and maintain certifications.

        Many of our customers, especially in the medical industry, must satisfy a range of criteria and conditions set by various industry and regulatory bodies and organizations in connection with the sale of their products to end users. As a consequence, our customers affected by such conditions generally expect their suppliers to meet the same standards and criteria. The process of developing our products and obtaining certifications necessary to demonstrate compliance with relevant industry and regulatory standards requires significant and continuing efforts and investments. Our investments in quality control and improved security standards, as well as our costs related to certification processes, have been considerable and may increase as our business expands and new certification requirements are introduced, which may adversely affect our business, results of operations and financial condition. Furthermore, if we fail to meet existing or future standards and criteria, we may become ineligible to provide products and solutions that have in the past constituted an important part of our revenue and profits or that are relevant for the implementation of our growth strategy, which could also have a material adverse effect on our competitive position, business, financial condition and results of operations.

New regulations related to conflict-free minerals may cause us to incur additional expenses and may create challenges with our customers.

        The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries (collectively, the DRC). The SEC has established new annual disclosure and reporting requirements for those companies who use "conflict" minerals sourced from the DRC in their products. As we use gold, tin and tantalum (all of which are conflict minerals) in our products, these new requirements could limit the pool of suppliers who can provide conflict-free minerals and, as a result, we can give no assurance that we will be able to obtain these conflict-free minerals in sufficient quantities, at competitive prices or in a timely manner. Compliance with these new requirements may also increase our costs. In addition, we may face challenges with our customers in the future if our customers require that all our products are certified as conflict mineral-free and we are unable to sufficiently verify the origins of the minerals used in our products.

Risks Related to Our Intellectual Property

We may not be able to adequately protect, and we may incur significant costs in protecting, our know-how, trade secrets and other intellectual property.

        A number of our products rely on trade secrets and know-how, as well as, to a lesser extent, on trademarks, copyrights and/or other intellectual property rights. Many of our proprietary designs, technologies, models, processes and know-how are protected under trade secret laws, confidentiality policies and procedures, proprietary rights agreements and other non-disclosure agreements. We cannot give any assurance that these measures will prove to be effective in protecting our intellectual property. While we do not believe that patents are important to our business, we own a limited number of utility models (which are similar to U.S. patents) in Germany. We do not own any patents in the United States. We cannot give any assurance that our existing utility models will not be invalidated or that these will ultimately provide significant commercial benefits. Moreover, competing companies may circumvent any patents, utility models or other registered intellectual property that we may ultimately hold by developing products which closely emulate but do not infringe on such intellectual property.

        Although we take steps to safeguard our process know-how and our intellectual property rights to maintain all rights necessary to use the intellectual property employed in our businesses, third parties may find out about our trade secrets, software programs and code, infringe rights that we regard as proprietary and develop products and/or services that compete with our products and solutions. The measures taken by us to protect our know-how and our other intellectual property rights could also prove to be less effective than we expect. Should our employees begin working for a competitor or become self employed, and in this context disclose our confidential information or our know-how or otherwise make use of our intellectual property, either lawfully or unlawfully, this could lead to our intellectual property and/or our know-how being exploited to our detriment or generally known to the public and possibly to the loss of customers. In addition, the laws of some countries do not provide full protection of intellectual property rights in products and technology and courts of some countries may not enforce our agreements and policies regarding the protection of our intellectual property rights. Our efforts to implement protective measures and to register, where appropriate, and defend our intellectual property rights may not be sufficient. In addition, the validity of our intellectual property rights and/or license agreements or parts thereof could be challenged and we could lose those protections or rights. Furthermore, we might be implicated in lengthy and costly litigation to protect our intellectual property, which could also take up our management's time and efforts and the favorable outcome of which cannot be guaranteed. There can be no guarantee that we will be able to take measures to protect our know-how, trade secrets, patents, trademarks, copyrights and/or other intellectual property rights effectively in the future. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property on a worldwide basis in a cost-effective manner.

        Generally, our contract manufacturers and employees are subject to obligations of confidentiality to us. However, if they violate these obligations and share our trade secrets or confidential information with our competitors, those competitors could use the information for their benefit. In addition, some of our contract manufacturers integrate individual components and component parts from suppliers who produce such items in accordance with our predetermined specifications. Suppliers who violate these obligations may utilize or share the technical expertise we convey to them with third parties, including our competitors. Our competitors could become aware of our trade secrets or confidential information in any other way and exploit them to our detriment.

        We may incur substantial costs enforcing our intellectual property, defending against third-party intellectual property or invalidating third-party intellectual property as a result of litigation or other proceedings relating to intellectual property rights and maintaining the registrations or secrecy of our intellectual property. Our failure or inability to protect our intellectual property could adversely affect our business and operations and could remove a barrier to a competitor entering the embedded computing solutions business, which has otherwise relatively low barriers to entry, or other businesses similar to ours.

Some of the products or technologies acquired, licensed or developed by us include, incorporate or operate with open source software, and may include or incorporate open source software into other products in the future. Any failure to comply with the terms of one or more open source licenses could negatively impact our business.

        Some of our products are designed to include, incorporate or operate with open source software. Open source software is maintained by a community of software developers under various free or open source licenses. These developers are under no obligation to maintain, enhance or provide any fixes or updates to such software in the future. The use and distribution of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based on the open source software. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. Although we monitor our use of open source software, it is possible our past, present or future use of open source software has triggered or may trigger the foregoing requirements. Furthermore, open source licenses terms are often ambiguous and there is little or no legal precedent governing the interpretation of the terms of many open source licenses and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products.

Intellectual property infringement claims against our suppliers, customers or us could harm our business.

        Our products and services involve the creation and use of intellectual property rights which subject us to the risk of claims of intellectual property infringement from third parties. In addition, our suppliers or customers may require that we indemnify them against the risk of intellectual property infringement. If any claims are brought against us, our suppliers or our customers for such infringement, whether or not these have merit, we could be required to expend significant resources in defense of such claims. In the event of such an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such licenses on reasonable terms or at all and in such case could be forced to cease sale and distribution altogether.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

        Certain of our past and present employees were previously employed by other embedded computing companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. We are not aware of any threatened or pending claims related to these matters, but in the future litigation may be necessary to defend against such claims and such defense may be costly and take up our management's time and efforts whether we prevail or fail in such litigation. In connection with such claims, we may be required to pay monetary damages and we may lose valuable personnel or intellectual property rights. As we further expand our operations into other countries and solutions, we may face similar claims with regard to our future employees in those countries.

Certain of our employees are subject to German law regarding employee inventions.

        A substantial portion of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees and consultants in connection with their work are subject to the provisions of the German Act on Employees' Inventions, which regulates the ownership of and compensation for inventions made by employees. Under this Act, an employer may generally demand rights to an invention made by an employee if the employer registers and pays royalties on future revenue derived from such invention. We face the risk that disputes can occur between us and our employees or ex-employees pertaining to alleged non-adherence to the provisions of this Act that may be costly to defend and take up our management's time and efforts whether we prevail or fail in such dispute. If we are required to pay additional compensation or face other disputes under this Act, our results of operations could be adversely affected.

If we fail to comply with our obligations under our intellectual property-related agreements, we could lose rights that are important to the business or be subject to restrictions on the conduct of our business. Further, some of these agreements include unfavorable and non-mutual provisions regarding exclusivity, transferability, most favored nations and right of first refusal options. Disputes may also arise in connection with these agreements.

        We have entered into agreements with respect to certain of our material intellectual property that are important to our business and impose restrictions on our use of certain intellectual property, including license agreements with American Megatrends Inc., or AMI, in connection with our BIOS software. See "Business—Intellectual Property" for information regarding the AMI license agreements. In some of these agreements, we have agreed to exclusivity with the counterparty but not received exclusivity in return, we have offered right of first refusal options and most favored nations clauses and agreed to restrictions on our ability to assign or transfer the agreements. Some of these agreements contain limited representations and warranties and indemnification rights with respect to intellectual property rights. Further, some of these agreements may not be renewed at our option and may be terminated on convenience upon limited prior notice. Disputes may arise between the counterparties to these agreements and us that could result in termination of these agreements or in costly disputes, including potential litigation or arbitration that diverts management attention and resources from the operation of our business.

        If we fail to comply with our obligations under our intellectual property-related agreements, or misconstrue the scope of the rights granted to us or restrictions imposed on us under these agreements, the counterparties may have the right to terminate these agreements or sue us for damages or equitable remedies, including injunctive relief. Termination of these agreements, the reduction or elimination of our rights under these agreements or the imposition of restrictions under these agreements that we have not anticipated may result in our having to negotiate new or reinstated licenses with less favorable terms, or to cease commercialization of our products and services that rely on the licensed technology and products. This could materially adversely affect our business.

Risks Related to the ADSs and This Offering

As a new investor, you will experience substantial dilution as a result of this offering.

        The public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to this offering. Consequently, if you purchase ADSs in this offering at an assumed public offering price of $            , the midpoint of the price range set forth on the cover page of this prospectus, you will incur immediate dilution of $            per ADS. This dilution is due in large part to the fact that our earlier investors paid substantially less than the assumed initial public offering price when they purchased their ordinary shares. For further information regarding the dilution resulting from this offering, see the "Dilution" section of this prospectus.

There is no established trading market for the ADSs or our ordinary shares.

        This offering constitutes our initial public offering of ADSs, and no public market for the ADSs or our ordinary shares currently exists. We intend to list the ADSs on the NASDAQ Global Market, or NASDAQ, subject to completion of customary procedures in the United States. Any delay in the commencement of trading of the ADSs on NASDAQ would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell the ADSs. We do not intend to list our ordinary shares on a trading market and therefore do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

        Even if the ADSs are listed on NASDAQ, there can be no assurance that an active trading market for the ADSs will develop or be sustained after this offering is completed. The initial offering price has been determined by negotiations among the lead underwriters and us. Among the factors considered in determining the initial offering price were our results of operations, our current financial condition, our future prospects, our management and the economic conditions in and future prospects for our industry. However, there can be no assurance that following this offering the ADSs will trade at a price equal to or greater than the offering price.

        In addition, the stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. The market price and liquidity of the market for our ADSs that will prevail in the market after this offering may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control. These factors include:

  •
  significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;
  •
  the mix of products that we sell, and related services that we provide, during any period;
  •
  delays between our expenditures to develop and market new products and the generation of sales from those products;
  •
  changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;
  •
  changes in our expenditures to promote our products and solutions;
  •
  the success or failure of R&D projects of us or our competitors;
  •
  announcements of acquisitions by us or one of our competitors;

  •
  the general tendency toward volatility in the market prices of shares of companies that rely on technology and innovation;
  •
  changes in applicable laws;
  •
  changes or perceived changes in earnings or variations in operating results;
  •
  any shortfall in revenue, EBITDA, Adjusted EBITDA or net income from levels expected by investors or securities analysts; and
  •
  general economic trends and other external factors.

Our principal shareholders own a significant percentage of our ordinary shares and will be able to exert significant influence over matters subject to shareholder approval.

        Prior to this offering, our principal shareholders beneficially owned approximately 82.4% of our ordinary shares. Upon consummation of this offering, that same group will hold approximately        % of our outstanding ordinary shares (including ordinary shares represented by ADSs), assuming the underwriters do not exercise their option to purchase additional ADSs from the selling shareholders. These shareholders will have significant influence over the outcome of all matters requiring shareholder approval, including elections of members of our supervisory board, amendments to our organizational documents and the approval of any merger, spin-off, sale of assets or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for our ADSs.

Substantial future sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline.

        Additional sales of our ordinary shares or ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. Upon completion of this offering, we will have                ordinary shares outstanding,                 of which will be represented by ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The ordinary shares and ADSs held by a member of our management board and our other current shareholders will be available for sale upon the expiration of a lock-up period, which we expect will expire 180 days after the date of this prospectus. Any or all of these ordinary shares or ADSs may be released prior to expiration of the lock-up period with the prior written consent of Stifel, Nicolaus & Company, Incorporated. To the extent ordinary shares or ADSs are released before the expiration of the lock-up period and these ordinary shares or ADSs are sold into the market, the market price of the ADSs could decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

        Except as described in this prospectus and the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Under the terms of the deposit agreement, holders of the ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them.

        Under the terms of the deposit agreement, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. In addition, distributions of rights to subscribe for additional ordinary shares or ADSs, distributions payable in cash or additional ordinary shares or ADSs at the election of the recipient or distributions of property other than cash, ordinary shares or rights to subscribe for additional ordinary shares or ADSs will only be made to holders of ADSs if we request such rights be made available to holders of the ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means you may not receive the distributions we make on our ordinary shares or any value from them. These restrictions may have a material adverse effect on the value of your ADSs.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of our ADSs appreciates.

        We have no present intention to pay dividends on our ordinary shares in the foreseeable future. Any recommendation by our management and supervisory boards to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of our ADSs declines in the foreseeable future, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

Prior to the consummation of this offering, we will be a shell company with no operations of our own and, as such, we depend on our subsidiaries for cash to fund all of our operations and expenses, including future dividend payments, if any.

        Our operations will be conducted almost entirely through our wholly owned subsidiaries, including congatec AG, and we will depend on them for cash to fund our operations and expenses. As a result, our ability to pay cash dividends on our ordinary shares, if we determine in the future to pay any such dividends, will be dependent upon the earnings of our subsidiaries and their ability to make distributions to us. This ability may be limited by the terms of any future outstanding indebtedness we or our subsidiaries incur.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of ADSs.

        We are a "foreign private issuer," as defined in the rules and regulations of the SEC and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, members of our management and supervisory boards and our principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

        As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce the events. Although we intend to issue quarterly financial information, because of the above exemptions for foreign private issuers, we are not required to do so, and, therefore, our shareholders and holders of our ADSs may not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

As a foreign private issuer, we are not subject to certain NASDAQ corporate governance rules applicable to U.S. listed companies.

        We will rely on a provision in the NASDAQ Stock Market Rules that permits us to follow our home country corporate governance practices with regard to certain aspects of corporate governance. This allows us to follow German corporate law and the German Corporate Governance Code, which differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on NASDAQ.

        For example, we are exempt from NASDAQ regulations that require a listed U.S. company to:

  •
  have a majority of the board of directors consist of independent directors;
  •
  require non-management directors to meet on a regular basis without management present;
  •
  promptly disclose any waivers of the code of conduct for directors or executive officers that should address certain specified items;
  •
  have an independent nominating committee;
  •
  solicit proxies and provide proxy statements for all shareholder meetings;
  •
  have a minimum quorum requirement for shareholder meetings of at least 33 1/3% of the outstanding shares; and
  •
  seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

        As a foreign private issuer, we are permitted to, and we intend to, follow home country practice in lieu of the above requirements.

        In accordance with our listing on NASDAQ, our Audit Committee is required to comply with the provisions of Section 301 of the SOX Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to NASDAQ-listed U.S. companies. Because we are a foreign private issuer, however, our Audit Committee is not subject to additional requirements of NASDAQ applicable to listed U.S. companies, including an affirmative determination that all members of the Audit Committee are "independent," using more stringent criteria than those applicable to us as a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2016. There is a risk that we could lose our foreign private issuer status.

        In the future, we would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of June 30, 2015, approximately        % of our assets were located in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

We are an emerging growth company and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our ADSs being less attractive to investors.

        We are an emerging growth company, as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting and governance requirements that are applicable to public companies that are not emerging growth companies, including but not limited to not being required to comply with the auditor attestation requirements of Section 404 of the SOX Act and reduced disclosure obligations regarding executive compensation in our periodic reports and other public filings. We cannot predict if investors will find the ADSs less attractive because we will rely on such exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. We may take advantage of these reporting and governance exemptions until we are no longer an emerging growth company, which could be as late as the last day of our fiscal year following the fifth anniversary of the date of the first sale of ADSs in this offering. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

        In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB, and IFRS Interpretations Committee interpretations available to companies reporting under IFRS, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period and, as a result, during such time that we delay the adoption of any new or revised accounting standards, our consolidated financial statements may not be comparable to other companies that comply with all public company accounting standards.

We have identified material weaknesses in our internal control over financial reporting that, if not remediated, could result in material misstatements in our financial statements. If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.

        Prior to the consummation of this offering, we were a private company with personnel, processes and controls that were not designed to and did not operate at the level of precision required for a public reporting company. As a result, we identified two material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be presented or detected on a timely basis. We determined that we lack sufficient financial reporting controls and procedures and that we lack segregation of accounting duties and access to accounting systems. We have implemented and are continuing to implement measures designed to improve our internal control over financial reporting to remediate these material weaknesses.

        In addition, the SOX Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, in the future we will be required, under Section 404 of the SOX Act, to perform system and process evaluations and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management or our independent registered public accounting firm in our internal control over financial reporting. Section 404 of the SOX Act also requires that our management report on internal control over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an emerging growth company. We do not expect our independent registered public accounting firm to attest to our management report on internal control over financial reporting for so long as we are an emerging growth company. After we cease to be an emerging growth company, our independent registered public accounting firm will be required to express an opinion on the effectiveness of our internal control over financial reporting. Until that time, it is possible that a material weakness in internal control over financial reporting could remain undetected as a result of our exemption from these auditor attestation requirements under the JOBS Act.

        We cannot provide assurance that the measures we have taken to date and are continuing to implement will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. Our compliance with Section 404 of the SOX Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404 of the SOX Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

        As a company whose ADSs will be publicly traded in the United States, we will incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the SOX Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and NASDAQ have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. These costs will increase at the time when we are no longer an emerging growth company eligible to rely on exemptions under the JOBS Act from certain disclosure and governance requirements. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We estimate that our annual compliance expenses following the completion of this offering will be approximately $1 million in each of the next two fiscal years. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our supervisory board or its committees or on our management board. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

U.S. investors may have difficulty enforcing civil liabilities against our Company, members of our management and supervisory boards and the experts named in this prospectus.

        We are organized as a German stock corporation (Aktiengesellschaft or AG), and our registered offices and most of our assets are located outside of the United States. In addition, most of the members of our management and supervisory boards, our senior management and the experts named in this prospectus are residents of Germany and jurisdictions other than the United States. As a result, it may not be possible, or may be very difficult, for you to effect service of process within the United States upon such persons or the Company or to enforce judgments obtained in U.S. courts against them based on civil liability provisions of the U.S. securities laws. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Germany will depend on the particular facts of the case as well as the laws and treaties in effect at the time. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our management and supervisory boards, our senior management and the experts named in this prospectus. The United States and Germany do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, though recognition and enforcement of foreign judgments in Germany is possible in accordance with applicable German laws.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems doing so is expedient in connection with the performance of its duties. The depositary may close its books for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books during emergencies and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, under any provision of the deposit agreement or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

If securities or industry analysts do not publish research or reports about our business, or if they or anyone else gives negative recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs or release a negative report about our Company, the market price for our ADSs may decline. If other individuals, including short sellers, disseminate negative information regarding our business or our ADSs, the market price for our ADSs may also decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Your rights as a shareholder in a German corporation may differ from your rights as a shareholder in a U.S. corporation.

        We are organized as a stock corporation under the laws of Germany. By participating in this offering, you will become a holder of ADSs with underlying shares in a German stock corporation. You should be aware that the rights of shareholders under German law differ in important respects from those of shareholders in a U.S. corporation. These differences include, in particular:

  •
  Under German law, certain important resolutions, including capital decreases, measures under the German Transformation Act (Umwandlungsgesetz), such as mergers, conversions and spin-offs, the issuance of convertible bonds or bonds with warrants attached, and the dissolution of the German stock corporation apart from insolvency and certain other proceedings, require the vote of a 75% majority of the share capital present or represented at the relevant shareholders' meeting. Therefore, the holder or holders of a blocking minority of 25% or, depending on the attendance level at the shareholders' meeting, the holder or holders of a smaller percentage of the shares in a German stock corporation may be able to block any such votes, possibly to our detriment or the detriment of our other shareholders.
  •
  As a general rule under German law, a shareholder has no direct recourse against the members of the management or supervisory boards of a German stock corporation in the event that it is alleged that they have breached their duty of loyalty or duty of care to the German stock corporation. Apart from insolvency or other special circumstances, only the German stock corporation itself has the right to claim damages from members of either board. A German stock corporation may waive or settle these damages only if at least three years have passed and the shareholders approve the waiver or settlement at the shareholders' meeting with a simple majority of the votes cast, provided that a minority holding, in the aggregate, ten percent or more of the German stock corporation's share capital does not have its opposition formally noted in the minutes maintained by a German civil law notary.

        For more information, see "Management" and "Description of Share Capital."

Exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of any dividends or other distributions we may pay in the future in connection with your ADSs.

        Under German law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our unconsolidated annual financial statements prepared under the German Commercial Code (Handelsgesetzbuch) in accordance with accounting principles generally accepted in Germany. Exchange rate fluctuations may affect the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. Such fluctuations could adversely affect the value of our ADSs and, in turn, the U.S. dollar proceeds that holders receive from the sale of our ADSs.

We are limited in our ability to increase our share capital under German law, which may make it difficult for us to raise additional capital to fund our operations in a timely manner.

        Under German law and according to our articles of association, an increase of our share capital requires a resolution passed at our shareholders' meeting with both a simple majority of the share capital represented at the meeting and a simple majority of the votes cast, unless a capital increase can be executed using the authorized capital of the Company. A capital increase through the usage of authorized capital requires consenting resolutions of the management and supervisory boards. The aggregate nominal amount of the authorized capital created by the shareholders may not exceed one-half of the share capital existing at the time of registration of the authorized capital with the commercial register and the authorized capital may only be created for a usage period of five years. In addition, every holder of ordinary shares is generally entitled to subscription rights (commonly known as preemptive rights) to any new shares issued within the framework of a capital increase in proportion to the number of shares he or she holds in the corporation's existing share capital, and a minimum subscription period of two weeks must be provided for the exercise of such subscription rights, although holders of ordinary shares may resolve to exclude subscription rights under certain circumstances. Given these and other restrictions under German law, we may have difficulty quickly accessing capital markets to raise additional capital that may be needed to fund our operations. For additional information, see the summaries of German law under "Description of Share Capital."

We have broad discretion to determine how to use the funds raised in this offering and may use them in ways that may not enhance our operating results or the price of the ADSs.

        Our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways the holders of our ADSs may not agree with or that do not yield a favorable return, if any. We intend to use the net proceeds of this offering to expand our operations in the United States and Asia and for other general corporate purposes in connection with our growth strategy, including, without limitation, working capital, R&D expenses, selling and marketing expenses, general and administrative expenses and the funding of potential acquisitions. However, our use of these proceeds may differ substantially from our current plans. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause the price of our ADSs to decline.

In the event that the ADSs do not qualify as ADRs under the ADR Tax Circular, U.S. treaty beneficiaries and German tax resident holders of our ADSs could be subject to adverse consequences.

        In the event that the ADSs do not qualify as ADRs under the ADR Tax Circular (both as defined in "Taxation—German Taxation of ADSs—General"), the U.S. and German tax consequences of acquiring, owning and disposing of the ADSs applicable to U.S. treaty beneficiaries (as defined in "Taxation—German Taxation of ADSs—Taxation of Holders Not Tax Resident in Germany") and German tax resident holders of our ADSs could differ significantly from the U.S. and German tax consequences described in "Taxation." The qualification of the ADSs for German tax purposes in this case is uncertain.

        In particular, in the event that the ADSs fail to qualify as ADRs, U.S. treaty beneficiaries and German tax resident holders of our ADSs could be subject to adverse U.S. and German tax consequences, respectively, which could include the following: (i) the U.S. treaty beneficiaries will not be entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax on dividends relating to the ADSs that exceeds the applicable Treaty (as defined in "Taxation—German Taxation of ADSs—Taxation of Holders Not Tax Resident in Germany") rate and (ii) the German tax resident holders will not be entitled to any tax exemptions in relation to dividends and capital gains relating to the ADSs (see "Taxation—German Taxation of ADSs—Taxation of Holders Not Tax Resident in Germany").

In the event we are or become treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences.

        In the event we were treated as a PFIC, U.S. holders (as defined in "Taxation—U.S. Taxation of ADSs") of our ADSs could be subject to adverse U.S. federal income tax consequences. These consequences include the following: (i) if our ADSs are "marketable stock" for purposes of the PFIC rules and a U.S. holder makes a mark-to-market election with respect to its ADSs, the U.S. holder will be required to include annually in its U.S. federal taxable income an amount reflecting any year end increase in the value of its ADSs, (ii) if a U.S. holder does not make a mark-to-market election, it may incur significant additional U.S. federal income taxes on income resulting from distributions on, or any gain from the disposition of, our ADSs, as such income generally would be allocated over the U.S. holder's holding period for its ADSs and subject to tax at the highest rates of U.S. federal income taxation in effect for such years, with an interest charge then imposed on the resulting taxes in respect of such income, and (iii) dividends paid by us would not be eligible for reduced individual rates of U.S. federal income tax. In addition, U.S. holders that own an interest in a PFIC are required to file additional U.S. federal tax information returns.

        A U.S. holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund, or a QEF. In the event that we are or become a PFIC, we do not intend to comply with the reporting requirements necessary to permit U.S. holders to elect to treat us as a QEF. See "Taxation—U.S. Taxation of ADSs—Additional United States Federal Income Tax Consequences—PFIC Rules."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "aims" or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, results of operations, cash needs, spending of the proceeds from this offering, financial condition, liquidity, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations.

        Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

  •
  our dependence on the success of our customers and their sales to certain end markets;
  •
  our inability to develop and introduce new products and solutions or enhancements to existing products and solutions in line with developments in market technologies and demands;
  •
  the significant competition that we face in many aspects of our business;
  •
  our dependence upon sales to certain customers;
  •
  our dependence upon our relationship with Intel and our other processor partners;
  •
  our dependence upon the supply chain partners that procure, assemble and test our products;
  •
  the availability of, and fluctuations in the price of, certain components and raw materials used in our products;
  •
  our ability to manage the expansion of our operations effectively in order to achieve our projected levels of growth;
  •
  our ability to retain key management or other key personnel or to recruit additional qualified personnel;
  •
  our ability to raise additional capital on attractive terms, or at all, if needed;
  •
  our ability to protect our know-how, trade secrets and other intellectual property; and
  •
  the other risks described in the "Risk Factors" section of this prospectus and elsewhere in this prospectus.

        Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See "Where You Can Find More Information."

        You should also read carefully the risk factors described in the "Risk Factors" section of this prospectus and elsewhere in this prospectus to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

 EXCHANGE RATES

        Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of our ADSs upon the conversion of dividends, if any, paid in euros on the ordinary shares and will affect the U.S. dollar price of our ADSs on NASDAQ. The table below shows the period end, average, high and low exchange rates of U.S. dollars per euro for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the euro on the last business day of each month during the relevant year indicated or each business day during the relevant month indicated. The rates set forth below are provided solely for your convenience and differ from the actual rates used in the preparation of congatec AG's consolidated financial statements included in this prospectus and other financial data appearing in this prospectus.

Year Ended December 31,	High	Low	Average	Year end
2010	1.4536	1.1959	1.3261	1.3269
2011	1.4875	1.2926	1.3931	1.2973
2012	1.3463	1.2062	1.2859	1.3186
2013	1.3816	1.2774	1.3281	1.3779
2014	1.3927	1.2101	1.3297	1.2101

Month Ended	High	Low	Average	Month end
January 2015	1.1936	1.1279	1.1650	1.1290
February 2015	1.1462	1.1197	1.1350	1.1197
March 2015	1.1212	1.0524	1.0819	1.0741
April 2015	1.1174	1.0582	1.0822	1.1162
May 2015	1.1428	1.0876	1.1167	1.0994
June 2015	1.1404	1.0913	1.1229	1.1154
July 2015	1.1150	1.0848	1.0997	1.1028

 USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $             million, assuming an initial offering price of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per ADS would increase (decrease) the net proceeds to us from this offering by approximately $             million. An increase (decrease) of 1.0 million in the number of ADSs offered by us would increase (decrease) the net proceeds to us by $             million.

        The selling shareholders will receive approximately $             million in net proceeds from their sale of                                    ADSs in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the selling shareholders, which will be approximately $             million, assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters' option to purchase additional ADSs is exercised in full, we estimate the selling shareholders will receive net proceeds of $             million. We will not receive any proceeds from the sale of ADSs by the selling shareholders. See "Principal and Selling Shareholders" and "Underwriting."

        We intend to use the net proceeds of this offering to expand our operations in the United States and Asia and for other general corporate purposes in connection with our growth strategy, including, without limitation, working capital, R&D expenses, selling and marketing expenses, general and administrative expenses and the funding of potential acquisitions. We currently have no specific plans to acquire any company, engineering team or technology.

        The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed market and business conditions could result in the application of the net proceeds of this offering in a manner other than as described above. Pending our use of the net proceeds as described above, we may invest the net proceeds in short-term bank deposits or invest them in interest-bearing, investment grade securities.

 DIVIDEND POLICY

        congatec Holding AG was formed on June 30, 2015 and has never declared or paid any dividend to its shareholders. congatec AG declared and paid one cash dividend in the aggregate amount of €1,779,000 ($2,295,000 as of the time of payment), or €0.50 per share ($0.64 per share as of the time of payment), which was paid to its shareholders on September 26, 2014 and September 30, 2014. congatec Holding AG has no present intention of declaring or paying any dividends in the foreseeable future. Any recommendation by our management and supervisory boards to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements, capital requirements, business prospects and other factors.

        All of the shares represented by the ADSs offered by this prospectus will generally have the same dividend rights as all of our other outstanding shares. However, the depositary may limit distributions based on practical considerations and legal limitations. See "Description of American Depositary Shares—Dividends and Distributions." Any distribution of dividends proposed by our management and supervisory boards requires the approval of our shareholders in a shareholders' meeting. See "Description of Share Capital—Dividend Rights," which explains in more detail the procedures we must follow and the German law provisions that determine whether we are entitled to declare a dividend.

        For information regarding the German withholding tax applicable to dividends and related United States refund procedures, see "Taxation—German Taxation of ADSs."

 CAPITALIZATION

        The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2014:

  •
  on an actual basis for congatec AG, which will become our wholly owned subsidiary prior to the consummation of this offering; and
  •
  on a pro forma basis (i) to reflect the reorganization of the Company described in "Description of Share Capital—Incorporation of the Company" and (ii) to reflect the sale by us of                        ADSs in this offering, assuming an initial public offering of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements of congatec AG and related notes included elsewhere in this prospectus.

	As of December 31, 2014
	Actual	Adjustments	Pro Forma(1)
	($ in thousands)
Cash and cash equivalents	$8,184		$

Bank overdrafts and lines of credit	$—		$
Long-term debt	—
Shareholders' equity:
Issued capital	4,707
Capital and other reserves	3,050
Retained earnings	9,894

Total shareholders' equity	17,651

Total capitalization	$17,651		$

(1)
Gives effect to the sale of                        ADSs by us in the offering, assuming an initial public offering price of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus.

DILUTION

        If you invest in our ADSs in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per ADS and the pro forma net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS attributable to our existing shareholders for our ordinary shares that will be outstanding immediately prior to the closing of this offering. We calculate net tangible book value per ordinary share by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding ordinary shares. For purposes of illustration, the following discussion assumes that all of our outstanding shares both before and after this offering are in the form of ADSs, each representing                     of an ordinary share. Dilution is determined by subtracting net tangible book value per ADS from the assumed initial public offering price per ADS.

        Our net tangible book value as of                , 2015 was $            , or $            per ordinary share and $            per ADS. After giving effect to the sale by us of our ADSs in this offering at an assumed initial public offering price of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of                    would have been approximately $            , or $            per ordinary share and $            per ADS. This amount represents an immediate increase in our pro forma net tangible book value of $            per ordinary share, or $            per ADS, to our existing shareholders and an immediate dilution of $            per ordinary share, or $            per ADS, to investors purchasing our ADSs in this offering at the assumed initial public offering price.

        The following table illustrates this dilution per ADS:

Per ADS (in $)
Assumed initial public offering price

Net tangible book value before the change attributable to investors purchasing ADSs in this offering
Increase in net tangible book value attributable to investors purchasing ADSs in this offering

Pro forma net tangible book value after giving effect to this offering

Dilution to new investors

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value after this offering by $            per ADS, and the dilution in pro forma net tangible book value to new investors by $            per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million ADSs in the number of ADSs offered by us would increase (decrease) our pro forma net tangible book value after this offering by $            per ADS and decrease (increase) the dilution to investors participating in this offering by approximately $            per ADS, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table summarizes on a pro forma basis, as of                    , 2015, the differences between the shareholders as of                    , 2015 and the new investors with respect to the number of ordinary shares purchased from us and the selling shareholders, the total consideration paid and the average price per ordinary share paid by existing shareholders and by investors participating in this offering at an assumed initial public offering price of $            per ADS, the midpoint of the price range set forth on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary Shares Purchased		Total Consideration
					Average Price per Ordinary Share	Average Price per ADS
	Number	Percent	Amount	Percent
			(in $)		(in $)	(in $)
Existing shareholders
New investors

Total

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their option to purchase additional ADSs in full, our existing shareholders would own                    ordinary shares or,         %, in the aggregate, and our new investors would own                    ADSs in the aggregate, representing        % of our ordinary shares.

        The number of our ordinary shares to be outstanding after this offering is based on the number of ordinary shares outstanding as of July 22, 2015 and excludes:

  •
                  ordinary shares reserved as of                    , 2015 for future issuance under a new equity incentive plan that we intend to implement in connection with this offering.

        To the extent we grant options or other equity awards to our employees or members of our management board in the future, and those options or other equity awards are exercised in the future or other issuances of our ordinary shares are made, there will be further dilution to new investors.

 SELECTED CONSOLIDATED FINANCIAL DATA

        We present below selected consolidated historical financial data for congatec AG, which will become our wholly owned subsidiary prior to the consummation of this offering. The financial data as of and for the years ended December 31, 2014, 2013 and 2012 have been derived from congatec AG's audited consolidated financial statements and the related notes, which are included elsewhere in this prospectus and which have been prepared in accordance with IFRS as issued by the IASB and audited in accordance with the standards of the PCAOB.

        congatec AG's historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization" and congatec AG's audited consolidated financial statements and related notes, each included elsewhere in this prospectus.

Consolidated Statement of Comprehensive Income:

	Year Ended December 31,
	2014	2013	2012
	($ in thousands except per share data)
Revenue	$85,020	$70,175	$60,780
Cost of goods sold	61,353	51,718	44,116

Gross profit	23,667	18,457	16,664
Research and development expenses	4,787	4,174	2,805
Selling and marketing expenses	9,946	7,594	6,730

Operating costs	19,100	16,395	13,413
General and administrative expenses	4,367	4,627	3,878
Other operating income	(395)	(3,290)	(570)
Other operating expenses	9	43	41
Foreign exchange (gains) and losses, net	(293)	121	155

Earnings before interest and taxes (EBIT)	5,246	5,188	3,625
Financial result	38	20	134

Earnings before taxes (EBT)	5,208	5,168	3,491
Income taxes	1,611	1,477	1,288

Profit for the period	$3,597	$3,691	$2,203

Other comprehensive income (loss)	40	(7)	(1)

Total comprehensive income	$3,637	$3,684	$2,202

Earnings per ordinary share
Basic	1.01	1.04	0.62
Diluted	0.99	1.02	0.61
Earnings per ADS
Basic(1)
Diluted(1)
Weighted average shares outstanding
Basic	3,557,333	3,557,333	3,557,333
Diluted	3,634,708	3,636,333	3,610,983

(1)
Each ADS represents            of an ordinary share.

Selected Consolidated Statement of Financial Position Data:

	As of December 31,
	2014	2013	2012
	($ in thousands)
Cash and cash equivalents	$8,184	$6,786	$2,753
Current assets (excluding cash)	16,503	12,752	10,487
Intangible assets	5,195	4,882	4,905
Total assets	31,426	25,611	19,165
Debt	—	—	660
Total liabilities (excluding debt)	13,775	9,340	6,004
Shareholders' equity	17,651	16,271	12,501

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of the financial condition and results of operations of congatec AG, which will become our wholly owned subsidiary prior to the consummation of this offering, in conjunction with the section entitled "Selected Consolidated Financial Data" and congatec AG's consolidated financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under "Risk Factors," "Special Note Regarding Forward-Looking Statements" and elsewhere in this prospectus.

Overview

        We are a leader in the design, development and delivery of high-performance embedded computing solutions that enable computing capabilities across a variety of system-level applications and end markets, including industrial automation, medical, entertainment, transportation and test and measurement. As a technology pioneer, we have grown to become the market share leader in Europe for the COM segment of the embedded computing market, according to IHS Technology. Today, we enjoy an established reputation in our industry for innovative technology, high quality products, differentiated technical support, a comprehensive partner network and financial strength. Over the three year period of 2012 through 2014, we increased our revenue steadily at a CAGR of 18.3%.

        A history of our product development, manufacturing and sales and marketing efforts is summarized as follows:

  •
  Following our inception in 2004, we primarily engaged in the design and development of our core COM Express, XTX and ETX product lines. We established early partnerships with AMD and Intel, AMI as our partner for BIOS software and EverFine, as our supply chain partner in Taiwan.
  •
  In 2006, we enhanced our engineering capabilities by establishing a subsidiary in the Czech Republic.
  •
  In 2007, we opened an office in Taipei, Taiwan to establish a sales, marketing and technical support presence in the APAC region. We also began serving customers in the Americas.
  •
  In 2008, we established a subsidiary in San Diego, California to deliver sales and administrative support to our customers in the Americas region.
  •
  In 2009, we expanded our presence in the Czech Republic by opening a second engineering office. In addition, we drove the development of Qseven as a COM standard and were the first to market, with volume shipments in April 2009.
  •
  Over the first five years of our history, several sales and distribution partnerships were established for Denmark, France, Germany, Italy, Spain, Sweden and the United Kingdom within the EMEA region, as well as Japan in the APAC region.
  •
  In 2010, our office in Taiwan was converted into a subsidiary. To drive our further international expansion, we hired regional sales managers in Sweden, the United Kingdom and Israel. Also in 2010, we integrated our ERP system and order processing capabilities across our subsidiaries in Europe, Taiwan and the United States.
  •
  In 2012, we founded two new subsidiaries in the APAC region: one in Tokyo, Japan and one in West Burleigh, Australia. Both serve business development and local technical support functions. To extend the range of our product portfolio, we established a processor technology partnership with Freescale to provide ARM-based technology.

  •
  In 2013, we opened an R&D center in Boca Raton, Florida to provide local design engineering capabilities in the Americas. Also in 2013, we established a subsidiary in Shanghai, China as a business development office.
  •
  In 2014, we introduced our first Industrial SBC, utilizing the Mini-ITX form factor based on AMD processors, and began developing Intel-based Mini-ITX boards. In partnership with a customer, we also developed a Pico-ITX Industrial SBC. In addition, we launched our first module based on the COM Express-Mini form factor. Following an upcoming end-of-life of the Intel Montevina and Calpella chipsets, we introduced a series of new products based on Intel's Ivy-Bridge technology. This new generation of products has become our second highest selling product group. Also in 2014, we entered into a relationship with Plexus, a global contract manufacturer in Eastern Europe.

        We sell our products to leading OEMs and ODMs globally across a broad variety of industries. Our solutions are foundational to our customers' products. Our sales process is geared towards supporting customers in the early stage of their product development and in their decision to design in our products. These selection cycles are typically lengthy and can require significant time and effort. Once a design win is secured and volume production has been reached, the success of our product is dependent on the success of our customers' product. The typical life cycle of our products ranges between seven and ten years.

        As a global provider of embedded computing solutions we conduct design, sales, and engineering activities in multiple locations around the world. With this structure we are able to design and develop products that best meet the needs of our global customers by providing local engineering, regionally focused sales and technical support, and the option of multiple manufacturing sources in different regions. These operations are organized as three geographic segments:

  •
  EMEA;
  •
  Americas; and
  •
  APAC.

        In our segments, we sell our products through different channels, accompanied by necessary technical support resources provided from the nearest congatec location. In the EMEA region, we rely on a mix of direct and indirect sales channels to generate our revenue. In the Americas region, we focus on direct business through our employed sales and support staff, while in the APAC region, most of our revenue is generated through our distribution, reselling and end customers. In addition, we engage with external sales representatives dedicated to additional territories in Europe, Brazil and India.

        Sales orders are processed through three principal entities: congatec AG for EMEA, congatec Inc. for the Americas, and congatec Asia Ltd. for APAC. Our sales terms include standard payment terms of 30 days and warranty periods of 24 months after shipment, subject to certain limited exceptions. Orders are fulfilled and considered final upon shipment and invoicing, and there are no return rights except for warranty claims.

        Since our founding in 2004, we have shipped more than 1.6 million modules. The vast majority of our products are standard products with variants in the BIOS software and processor type. Our standard products consist of printed circuit boards and electronic components such as processors, microcontrollers, resistors, capacitors, and memory components. We employ a fabless manufacturing model, which utilizes contract manufacturers who meet our quality, performance and on-time delivery requirements. As "turnkey" suppliers, they are responsible for the entire supply chain process, including the procurement of parts, storage, handling, testing, and shipment.

        We have a proven track record of developing and delivering multiple solutions with first-pass success. Our engineering teams in Deggendorf, Boca Raton, Brno, Plzeň and Taipei, at any point in time, work on 15 to 20 development projects, which take on average between nine to 12 months to complete.

        As of December 31, 2014, we had 174 employees worldwide, divided roughly into one-third engineering related functions (research and development, technical support and quality management),

one-third in other sales and marketing functions and the remaining third in other operations and general and administrative functions. In terms of regional presence, of our 174 employees as of December 31, 2014, 74% were located in Germany and the Czech Republic, 14% were located in APAC and 12% were located in the Americas.

        We report our results in U.S. dollars, which we consider our functional currency.

Key Factors Impacting our Business

Success of Design Wins

        We closely monitor design wins by customer, region and end market. We consider design wins to be critical to our future success, although the revenue generated by each design win can vary significantly. Our long-term sales expectations are based on forecasts from customers and internal estimations of customer demand factoring in the expected time to market of the end customer products incorporating our solutions and associated revenue potential.

Emerging Opportunities for Embedded Computing, Including IoT and Industry 4.0

        We believe that, within the global economy, embedded computing is a significant sector with continued growth potential. This potential seems to have accelerated with the emergence of IoT and Industry 4.0. The highest growth potential tends to reside more in mature, rather than emerging, markets. These mature markets have a more established infrastructure in need of continual technological advances in light of IoT, Industry 4.0 and similar trends driven by capturing, analyzing, communicating and storing data that was previously not actionable. Furthermore, we target the development functions of our customers, which are typically based in areas with a high level of technology proficiency and education, rather than end-use deployment.

        We serve a diverse range of applications within our end markets, which include industrial automation, medical, entertainment, transportation and test and measurement. We regularly monitor market research studies and reconcile those to trends as seen by our customers, suppliers and processor partners.

Our Ability to Develop New Products and Standards that Address Constantly Evolving Application and Market Requirements

        The technology included in our products is dependent on processor technology available through our processor partners, including AMD, Freescale and Intel. While there are a limited number of high performance processor vendors, our success in capturing market opportunities is, in part, dependent on the processor platforms we select for our solutions.

        We have early access to strategic technology roadmaps from our processor partners. We are also active participants in the industry consortiums that set future embedded computing standards. Due to the fact that the markets in which we and our customers operate are characterized by rapid technological advances, our ability to compete successfully depends upon our ability to deliver a continual and timely flow of competitive products, services and technologies to the marketplace. We believe our current and potential future customers evaluate their product selection criteria based on a number of factors, including form factor size, processing power and security requirements. Our goal is to recognize industry trends and invest in R&D to create new products and drive standards that address evolving application and market requirements.

Product Development Efforts and Product Lifecycles of our Existing and Potential Customers

        Customer product development and life cycles vary by industry. They are normally longer in industrial automation and medical applications and shorter in the entertainment industry. We estimate our customers' product life cycles on a case by case basis, given the close contacts we have with our customers.

We typically commence commercial shipments from six up to 24 months following a design win and those shipments can continue for a period of up to ten years, depending on the market or application.

Sales Volume and End-Market Demand of our Customers' Products

        A typical design win can generate a wide range of sales volumes for our products, depending on the end market demand for our customers' products. This can depend on several factors, including reputation of the end customer, market penetration, product capabilities, size of the end market that the product addresses, etc. In certain cases, we may offer lower prices which may be offset by lower purchase and manufacturing costs related to higher volumes. In general, our customers with greater market penetration and better branding tend to develop products that generate larger volumes over their product life cycles.

Pricing, Product Cost and Margins

        Our products are primarily based on standardized form factors, whose component costs are normally known in our industry, and are a key driver for product price expectations of our customers. Our ASP can vary by market and application, due to market-specific supply and demand, the maturation of products launched in previous years and expectations for future product launches. The general market expectation in our industry is that prices should decrease as products mature. We continually monitor the cost of our products. As we rely on a limited number of processor partners and contract manufacturers, we maintain a close relationship with them to monitor quality, key component cost, production yields, design efficiencies and other key performance indicators.

Volatility of Operating Cost Levels Due to Currency Exchange Fluctuations

        With our presence in many countries, we incur operating costs in currencies other than the U.S. dollar, which is both our functional and reporting currency. Any currency fluctuation leads to a corresponding effect in the translation of those operating costs.

Key Measures of Our Business

        We consider a variety of performance and financial metrics to assess the performance of our business. The following discussion describes the components of our income statement and certain key factors affecting our results of operations.

Revenue

        Substantially all of our revenue is derived from sales of high-performance embedded computing solutions for use in variety of end markets such as industrial automation and medical, among others. We design, integrate and market differentiated products that we sell to customers through our direct sales organization, our network of independent sales representatives and our distributors. While the vast majority of our revenue is a result of product sales, a portion of our revenue is based on non-recurring engineering services.

        We report our financial results in U.S. dollars. However, some of our revenue is denominated in euros and TW dollars. 91%, 88% and 91% of our revenue in 2014, 2013 and 2012, respectively, was denominated in U.S. dollars, with the balance denominated in euros or TW dollars.

Cost of Goods Sold

        Our total cost of goods sold consists of the costs associated with the procurement of our products, amortization expenses of previously capitalized development projects and other costs (e.g., personnel expenses, freight expenses, BIOS software royalties, inventory write downs, repair, rework, warehousing and product warranty).

        All of our products are manufactured by contract manufacturers and we anticipate continuing to outsource the manufacture of our products in the future. Hence, the vast majority of our cost of goods sold is material costs for our finished products.

Gross Profit and Gross Margin

        Our gross profit consists of the difference between our revenue and our cost of goods sold. Gross margin is gross profit shown as a percentage of revenue. Our gross margin may fluctuate from period to period, primarily as a result of changes in product pricing, costs and product mix.

        Since both the majority of our revenue and purchase costs are denominated in or based on U.S. dollars, foreign exchange rate fluctuations have a limited effect on our gross profit and gross margin.

Research and Development (R&D) Expenses

        Our R&D expenses consist of the costs incurred to maintain and expand our technical position by continually enhancing our embedded products and solutions, such as personnel expenses, depreciation and amortization, fees for third-party R&D services, supplies and other expenses. R&D expenses include impairment charges but do not include amortization of capitalized development costs. We expect that our R&D expenses will grow with our revenue, but we do not believe that our R&D expenses are likely to increase as a percentage of revenue.

        We incur R&D costs in relation to internal R&D projects. Product development costs under IFRS are generally required to be capitalized if the product being developed is technically and commercially viable, the costs of the development can be measured reliably, there are probable future economic benefits from the development and we have sufficient intent and resources to complete the development and use or sell the resulting asset. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Likewise, we expense research costs as incurred.

Selling and Marketing Expenses

        Our selling and marketing expenses mainly consist of expenses for our internal and external sales forces, marketing and advertising expenses, internal cost allocations, travel and other expenses. Other expenses include consulting, rental fees, car fleet expenses, depreciation and amortization as well as fees for third-party services. As a result of this offering and continued international expansion, we believe that our total expenses are likely to increase during the next two years.

General and Administrative Expenses

        Our general and administrative expenses mainly consist of personnel expenses for our administrative staff, rent, building and maintenance expenses as well as other expenses. The other expenses include items such as legal, consulting and audit fees, general maintenance expenses, fees for third-party services, depreciation and amortization, travel expenses as well as insurance premiums. As a public company, we expect to deploy further additional resources into our general and administrative areas to comply with the increased capital markets, financial reporting and regulatory requirements.

Other Operating Income, Other Operating Expenses and Foreign Exchange Gains and Losses, Net

        Our other operating income consists of income from reversals of unused provisions and miscellaneous income. Our other operating expenses consist of non-income taxes as well as miscellaneous expenses. Foreign exchange gains and losses are primarily driven by fluctuations between the U.S. dollar and local currencies in which our entities incur operating costs, primarily the euro and the TW dollar. We incur gains and losses from fluctuations in exchange rates impacting cash held in non-U.S. dollar bank accounts and due to timing differences between accounting for foreign currency receivables and liabilities and their settlement.

Financial Result

        Financial result is financial income less financial expenses. Financial income consists of interest income on our cash and cash equivalents. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Financial expenses include but are not limited to interest expenses related to our credit facilities.

Tax Expenses

        The tax expense for the period comprises current and deferred taxes. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

Other Categories of Expenses Affecting Results

Material Costs

        As a result of our fabless manufacturing model, the majority of our cost of goods sold consists of the material and manufacturing costs of our high-performance embedded computing solutions. We source these products from our contract manufacturing partners in Asia and Europe. In the past, we have been able to optimize our procurement costs by effectively leveraging our growing scale to create operational efficiencies. As a result of this offering and the future growth of our business, we anticipate being able to further optimize our supply chain and the corresponding procurement costs accordingly and achieve additional economies of scale.

Personnel Expenses

        Our personnel expenses consist of wages and salaries, including benefits, social security costs and share-based compensation. Personnel expenses are included in cost of goods sold, R&D, selling and marketing and general and administrative expenses. As part of our business strategy and a result of this offering, we anticipate hiring additional personnel in 2015 and 2016, which will result in increased personnel expenses. However, we anticipate that our personnel expenses will grow at a slower rate than our revenue.

        While our share-based compensation expenses were limited in the past, we intend to implement a new equity incentive plan in connection with this offering. As a result of this new plan, our share-based compensation expenses are likely to increase in the future.

Marketing and Advertising Expenses

        Our marketing and advertising expenses are comprised of fees for our attendance at industry fairs, advertisements, press services, web-based marketing as well as other marketing expenses.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses are included in our cost of goods sold, R&D, selling and marketing and general and administrative expenses. Our depreciation expenses are primarily related to the equipment we use in the development of our products. Because we have capitalized some of our R&D expenses, our amortization expenses are primarily related to the amortization of previously capitalized costs for internal product development projects and the amortization of other intangible assets such as software licenses.

Results of Operations

        The following table sets forth our consolidated statement of income for the periods indicated:

	Year ended December 31,
	2014	2013	2012
	($ in thousands)
Revenue	$85,020	$70,175	$60,780
Cost of goods sold	61,353	51,718	44,116

Gross profit	23,667	18,457	16,664
Research and development expenses	4,787	4,174	2,805
Selling and marketing expenses	9,946	7,594	6,730
General and administrative expenses	4,367	4,627	3,878

Operating cost	19,100	16,395	13,413
Other operating income	(395)	(3,290)	(570)
Other operating expenses	9	43	41
Foreign exchange (gains) and losses, net	(293)	121	155

Earnings before interest and taxes (EBIT)	5,246	5,188	3,625
Financial result	38	20	134

Earnings before taxes (EBT)	5,208	5,168	3,491
Income taxes	1,611	1,477	1,288

Profit for the period	$3,597	$3,691	$2,203

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue

        Our revenue increased by 21.2% from $70.2 million in 2013 to $85.0 million in 2014. The break down by segment is as follows:

	Year ended December 31,
	2014	2013	% change
	($ in thousands)
EMEA	$58,536	$47,566	23.1%
Americas	10,550	8,937	18.0%
APAC	15,934	13,672	16.5%

Total	$85,020	$70,175	21.2%

        EMEA revenue increased by 23.1% from $47.6 million in 2013 to $58.5 million in 2014. EMEA's share of our total revenue rose from 67.8% in 2013 to 68.9% in 2014. The increase was due in part to a strengthening in the demand from customers in the industrial automation and entertainment end markets, including strength in robotic applications. In addition, we began volume production of a new product developed through an EDM service project for a specific customer. Sales generated by existing and new distributors in Northern and Eastern Europe were also strong in 2014 as compared to 2013.

        Our sales into the Americas increased from $8.9 million in 2013 to $10.6 million in 2014, representing growth of 18.0%. This increase was due to stronger demand from existing and new customers for use in broadcasting, communications and industrial server applications. In 2014, the Americas accounted for 12.4% of our total revenue as compared to 12.7% in 2013.

        In 2014, APAC revenue increased by 16.5% from $13.7 million in 2013 to $15.9 million in 2014, representing 18.7% of total 2014 revenue. The increase was largely due to stronger demand from our customers serving the medical end market. We also grew our Chinese customer base in 2014 as a result of increased business focus following the establishment of our new Chinese subsidiary.

        Our revenue by end market for 2014 and 2013 was as follows:

	Year ended December 31,
	2014	2013	% change
	($ in thousands)
Industrial automation	$34,571	$27,489	25.8%
Medical	12,483	9,934	25.7%
Others	37,966	32,752	15.9%

Total	$85,020	$70,175	21.2%

Cost of Goods Sold and Gross Profit

	Year ended December 31,
	2014	2013	% change
	($ in thousands)
Material costs	$55,894	$46,432	20.4%
Other costs	4,453	4,416	0.8%
Amortization of capitalized development costs	1,006	870	15.6%

Cost of goods sold	$61,353	$51,718	18.6%

Gross profit	$23,667	$18,457	28.2%
Gross margin	27.8%	26.3%	—

        Cost of goods sold increased by 18.6% from $51.7 million in 2013 to $61.4 million in 2014, driven primarily by the increase in material costs to meet increased product shipments. Gross profit increased from $18.5 million in 2013 to $23.7 million in 2014, and our gross profit margin likewise increased from 26.3% in 2013 to 27.8% in 2014. Our gross profit margin was positively impacted by a favorable product mix and the effects of our ongoing supply chain optimization efforts.

        In 2013 and 2014, $46.4 million and $55.9 million, respectively, of our costs of goods sold resulted from material costs, an increase of 20.4%. Our other costs increased slightly by 0.8% from $4.4 million in 2013 to $4.5 million in 2014, primarily due to an increased headcount of our operations staff, which was partially offset by a decrease in the amount of rework charges in 2014. Primarily as a result of the increasing capitalization of our development expenses over time, our amortization of capitalized development costs increased from $0.9 million in 2013 to $1.0 million in 2014.

Research and Development (R&D) Expenses

	Year ended December 31,
	2014	2013	% change
	($ in thousands)
R&D expenses	$4,787	$4,174	14.7%

        R&D expenses increased by 14.7% from $4.2 million in 2013 to $4.8 million in 2014, primarily due to an increase in personnel expenses for our R&D staff of 22.9% from $2.8 million to $3.5 million. The increase in our personnel expenses resulted primarily from the first full financial year of operation of our R&D center in Boca Raton, Florida, which we opened in mid-2013. Our capitalized product development costs increased from $791 thousand in 2013 to $845 thousand in 2014.

Selling and Marketing Expenses

	Year ended December 31,
	2014	2013	% change
	($ in thousands)
Selling and marketing expenses	$9,946	$7,594	31.0%

        Selling and marketing expenses increased by 31.0% from $7.6 million in 2013 to $9.9 million in 2014, primarily due to an increase in our expenses for our employees and sales representatives from $4.3 million to $5.9 million and an increase in our marketing and advertising expenses from $1.2 million to $1.5 million. The increased personnel expenses resulted from our efforts to expand our global footprint and gain additional market share by increasing headcount as well as an increase in our sales commissions. Our marketing and advertising spending increased as a result of intensified attendance of industry trade shows and similar events.

General and Administrative Expenses

	Year ended December 31,
	2014	2013	% change
	($ in thousands)
General and administrative expenses	$4,367	$4,627	(5.6)%

        Our general and administrative expenses decreased by 5.6% from $4.6 million in 2013 to $4.4 million in 2014. The decrease was the net effect of an increase in personnel expenses due to rehiring within our general and administrative staff and reductions in third-party services and bank charges.

Other Operating Income, Other Operating Expenses and Foreign Exchange Gains and Losses, Net

        Other operating income decreased from $3.3 million in 2013 to $0.4 million in 2014. This was primarily due to a customs refund of $2.9 million we received in 2013 for charges paid in previous years.

        Other operating expenses decreased from $43 thousand in 2013 to $9 thousand in 2014, primarily as a result of decreased expenses for non-income taxes.

        We experienced net foreign exchange losses of $121 thousand in 2013 and net foreign exchange gains of $293 thousand due to a strengthening of the U.S. dollar versus the euro.

Financial Result

        Our financial result increased from a loss of $20 thousand in 2013 to a loss of $38 thousand in 2014, primarily due to an increase in financial expenses from $22 thousand in 2013 to $42 thousand in 2014.

Income Taxes

        Our income taxes increased from $1.5 million in 2013 to $1.6 million in 2014 because of an increase in earnings before taxes and in our effective income tax rate in 2014 to 30.9%, up from 28.6% in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue

        Our revenue increased by 15.5% from $60.8 million in 2012 to $70.2 million in 2013. The break down by segments is as follows:

	Year ended December 31,
	2013	2012	% change
	($ in thousands)
EMEA	$47,566	$41,170	15.5%
Americas	8,937	8,595	4.0%
APAC	13,672	11,015	24.1%

Total	$70,175	$60,780	15.5%

        EMEA revenue increased by 15.5% from $41.2 million in 2012 to $47.6 million in 2013. EMEA's share increased from 67.7% to 67.8% of our total revenue. We experienced an increased demand from the industrial automation and test and measurement end markets, including increased demand for robotic applications. Furthermore, our sales partner in Northern Europe increased sales into the Nordic region.

        Our sales into the Americas increased from $8.6 million in 2012 to $8.9 million in 2013, representing growth of 4.0%. The revenue increase can be attributed to demand from our customers, offset by a large one-time project in South America which generated revenue in 2012 but not in 2013. In 2013, the Americas accounted for 12.7% of our total revenue in comparison to 14.1% in 2012.

        In 2013, our APAC revenue increased by 24.1% from $11.0 million in 2012 to $13.7 million in 2013, representing 19.5% of our total revenue. This increase was due to a strengthening of revenue from customers in Australia, following the establishment of a sales office there. Stronger demand also came from customers in China and South Korea serving the medical end market, partially offset by a reduction of sales into the Japanese market.

        Our revenue by end market for 2013 and 2012 was as follows:

	Year ended December 31,
	2013	2012	% change
	($ in thousands)
Industrial automation	$27,489	$21,586	27.3%
Medical	9,934	8,109	22.5%
Others	32,752	31,085	5.4%

Total	$70,175	$60,780	15.5%

Cost of Goods Sold and Gross Profit

	Year ended December 31,
	2013	2012	% change
	($ in thousands)
Material costs	$46,432	$39,841	16.5%
Other costs	4,416	3,578	23.4%
Amortization of capitalized development costs	870	697	24.8%

Cost of goods sold	$51,718	$44,116	17.2%

Gross profit	$18,457	$16,664	10.8%
Gross margin	26.3%	27.4%	—

        Cost of goods sold increased by 17.2% from $44.1 million in 2012 to $51.7 million in 2013, driven primarily by the increase in the number of products sold to our customers. Gross profit increased 10.8% from $16.7 million in 2012 to $18.5 million in 2013, and our gross margin in relation to revenue decreased from 27.4% in 2012 to 26.3% in 2013, primarily due to a different mix of products sold and an increase in other costs.

        In 2012 and 2013, $39.8 million and $46.4 million, respectively, of our costs of goods sold were associated with material costs. Our other costs increased by 23.4% from $3.6 million in 2012 to $4.4 million in 2013, primarily due to an increase in our operations headcount to support our ongoing revenue growth and the cost of a significant one-time rework in 2013. Additionally, our amortization of capitalized development costs increased from $697 thousand in 2012 to $870 thousand for the same period in 2013, primarily as a result of increasing capitalization of our development expenses.

Research and Development (R&D) Expenses

	Year ended December 31,
	2013	2012	% change
	($ in thousands)
R&D expenses	$4,174	$2,805	48.8%

        R&D expenses increased by 48.8% from $2.8 million in 2012 to $4.2 million in 2013, primarily due to an increase in personnel expenses for our R&D staff and higher depreciation and amortization expenses. The personnel expenses for research and development staff increased by 31.9% from $2.2 million in 2012 to $2.8 million in 2013, primarily as a result of the opening of our R&D center in Boca Raton, Florida in mid-year 2013. In addition, due to an impairment of previously capitalized R&D projects, depreciation and amortization expenses increased by 101.0% from $414 thousand in 2012 to $832 thousand in 2013.

        In 2013, we capitalized $791 thousand of our development expenses following the capitalization of $992 thousand of such expenses in 2012.

Selling and Marketing Expenses

	Year ended December 31,
	2013	2012	% change
	($ in thousands)
Selling and marketing expenses	$7,594	$6,730	12.8%

        Selling and marketing expenses increased by 12.8% from $6.7 million in 2012 to $7.6 million in 2013. This increase was primarily due to an increase in expenses for our employees and sales representatives from $4.0 million in 2012 to $4.3 million in 2013 and the increase in marketing and advertising expenses from $1.1 million in 2012 to $1.2 million in 2013, both of which resulted from efforts to expand our global footprint and gain additional market share.

General and Administrative Expenses

	Year ended December 31,
	2013	2012	% change
	($ in thousands)
General and administrative expenses	$4,627	$3,878	19.3%

        General and administrative expenses increased from $3.9 million in 2012 to $4.6 million in 2013, primarily due to an increase in personnel expenses for our general and administrative staff, from $2.1 million to $2.7 million, an increase in rent, building and fixtures maintenance expenses from $274 thousand to $472 thousand and an increase in IT expenses from $59 thousand to $220 thousand. The increase in our personnel expenses resulted from the further deployment of resources and staff to support increased growth.

Other Operating Income, Other Operating Expenses and Foreign Exchange Gains and Losses, Net

        Other operating income increased from $570 thousand in 2012 to $3.3 million in 2013. This was the result of a refund we received in 2013 of customs charges we paid in previous years of $2.9 million, compared to refunds of $321 thousand received in 2012.

        Other operating expenses increased by 4.9% from $41 thousand in 2012 to $43 thousand in 2013, primarily due to non-income tax charges that were not incurred in 2012.

        Our net foreign exchange losses decreased by 21.9% from $155 thousand in 2012 to $121 thousand in 2013 as a result of currency fluctuations.

Financial Result

        Our financial result decreased from a loss of $134 thousand in 2012 to a loss of $20 thousand in 2013, primarily due to a decrease in financial expenses from $136 thousand in 2012 to $22 thousand in 2013 resulting from the repayment of our financial liabilities during the course of 2013.

Income Taxes

        Our income taxes increased from $1.3 million in 2012 to $1.5 million in 2013 due to an increase in earnings before taxes. This was partially offset by our effective income tax rate decreasing to 28.6% in 2013 from 36.9% of 2012.

Liquidity and Capital Resources

        As of December 31, 2014, we had cash and cash equivalents of $8.2 million and we had access to three undrawn bank credit facilities with an aggregate availability of $7.3 million. We have financed our growth primarily through our cash flow from operations. We believe that our current sources of liquidity are sufficient to fund our cash requirements for at least the next 12 months.

Cash Flows

	Year ended December 31,
	2014	2013	2012
	($ in thousands)
Net cash flows from operating activities	$6,311	$6,938	$6,918
Net cash flows used in investing activities	(2,553)	(2,192)	(2,722)
Net cash flow from/(used) in financing activities	(2,333)	(681)	529

Net change in cash and cash equivalents	$1,425	$4,065	$4,725
Cash and cash equivalents at the end of the year	$8,184	$6,786	$2,753

Net Cash Flows from Operating Activities

        In 2014, our net cash inflow from operating activities of $6.3 million primarily reflected our net income of $3.6 million, increased by our non-cash depreciation and amortization expenses of $1.9 million. Additional operating cash flows resulted from an increase in our trade payables of $2.0 million, increased tax liabilities, net of payments made, of $0.9 million and other liabilities of $1.8 million, primarily due to prepayments received from customers. This was partially offset by an increase in our inventories of $2.4 million and increases in trade receivables of $1.4 million. Our inventories and trade receivables grew as a result of our increased sales activities.

        Our net cash inflow from operating activities in 2013 of $6.9 million reflected our net income of $3.7 million increased by our non-cash depreciation and amortization expenses of $2.0 million. Further cash flows from operations resulted from an increase in our trade payables of $1.9 million, increased tax liabilities, net of payments made, of $0.7 million as well as other liabilities of $0.3 million. These inflows were partially offset by increases in our inventories of $0.6 million and increased trade receivables of $1.2 million, which were both mainly due to our revenue growth.

        Net cash from operating activities in 2012 of $6.9 million primarily reflected our net income of $2.2 million increased by our non-cash depreciation and amortization expenses of $1.4 million. In addition, we were able to decrease both our inventories and trade receivables by $1.0 million each, while we increased our tax liabilities, net of payments made, by $0.8 million and other liabilities of $0.6 million, primarily due to bonus payments and other personnel-related liabilities. This was partially offset by a decrease in our trade payables of $0.6 million. Operating cash flows were positively impacted by our increased inventory turns as a result of stronger working capital management.

Net Cash Flows used in Investing Activities

        In 2014, our net cash flows used in investing activities of $2.6 million consisted primarily of $1.1 million of capitalized product development costs. In addition, we invested $0.5 million in our IT systems and software licenses, as well as $0.9 million in property, plant and equipment, which was mostly for lab equipment and leasehold improvements.

        Our net cash flows used in investment activities in 2013 of $2.2 million primarily consisted of $1.1 million of capitalized product development costs and $0.5 million in software, licenses and similar rights for our CRM and SAP systems. Additionally, we invested $0.6 million in property, plant and equipment, which was mostly for IT systems and lab equipment.

        Our net cash flows used in investment activities in 2012 of $2.7 million primarily consisted of $1.4 million of capitalized product development costs and $0.3 million in software, licenses and similar rights for our CRM system. Additionally, we invested $1.0 million in property, plant and equipment, which was mostly for IT systems and lab equipment.

Net Cash Flow from/(used) in Financing Activities

        In 2014, we had a net cash flow used in financing activities of $2.3 million as a result of a dividend payment of $2.3 million, or $0.64 per share.

        In 2013, we had a net cash flow used in financing activities of $0.7 million due to the repayment of short term bank loans.

        In 2012, our net cash flow from financing activities of $0.5 million primarily resulted from proceeds of newly incurred short term bank loans of $0.7 million less interest.

Contractual Obligations

        Our principal longer-term contractual obligations consist of operating leases for office facilities, vehicles and operating and business equipment.

        The following table sets forth information on our contractual cash flow obligations by due date as of December 31, 2014:

	Less Than 1 Year	1 to Less Than 3 Years	More Than 5 Years	Total
	($ in thousands)
Operating lease liabilities	$710	$1,118	$1,555	$3,383

Total	$710	$1,118	$1,555	$3,383

        As of December 31, 2014, we had no additional contractual commitments for capital expenditures compared to $236 thousand as of December 31, 2013 (intangible assets: $210 thousand; property, plants and equipment: $26 thousand).

Financing Arrangements

        As of December 31, 2014, we had undrawn credit facilities with an aggregate availability of $7.3 million at three different banks. All of the credit facilities are interest-bearing and some require us to pay partial commitment fees for undrawn amounts. Interest rates for usage of our three credit facilities are (i) 1.25% above the one month EURIBOR rate; (ii) 3.00% above the three month EURIBOR rate; and (iii) a maximum fixed interest rate of 3.75%. The credit facilities are not collateralized.

Off-Balance Sheet Transactions

        Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance or special purpose entities.

Impact of Inflation

        Our consolidated statement of comprehensive income and consolidated statement of financial position are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our consolidated statement of comprehensive income and statement of financial position have been immaterial.

Internal Control Over Financial Reporting

        Prior to the consummation of this offering, we were a private company with personnel, processes and controls that were not designed to and did not operate at the level of precision required for a public reporting company. As a result, we identified two material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be presented or detected on a timely basis. We determined that we lack sufficient financial reporting controls and procedures and that we lack segregation of accounting duties and access to accounting systems.

        We have implemented and are continuing to implement measures designed to improve our internal control over financial reporting to remediate these material weaknesses.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk from fluctuations in interest rates and foreign currency exchange rates which may adversely affect our results of operations and financial condition. The market risk is understood as the risk that the fair value or the future cash flow of a financial instrument fluctuates due to changes in the market prices. Market risks include interest rate risk and foreign exchange risk.

Interest Rate Risk

        The interest rate risk includes the influence of positive and negative changes to interest rates on our profit, equity, or cash flow in the current or any future reporting period. Interest rate risks from financial instruments arise mainly in connection with financial liabilities. However, we currently do not have any interest-bearing liabilities on our statement of financial position.

Foreign Exchange Risk

        Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The foreign exchange risk can be split into two types: translation risk and transaction risk.

        The translation risk describes the risk from changes to the statement of financial position and statement of comprehensive income items of a subsidiary due to changes to the exchange rates when converting local individual financial statements into presentation currency. The changes caused by currency fluctuations when translating statement of financial position items are recognized in equity. We are currently exposed to such a risk with respect to four subsidiaries, though this risk is minimal due to the size of these companies. There is correspondingly no hedging of this risk.

        The transaction risk is the risk that the value of future foreign payments may change due to exchange rate fluctuations. We operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to euros.

Credit Risk

        The credit risk, also known as risk of default, is the risk that a business partner will not fulfill its obligations in the framework of a financial instrument or customer contract and that this will lead to a financial loss.

        Our primary risk of default arises from our trade receivables from customers. Credit limits are set for all customers based on coverage limits provided by our credit insurance, which in general covers 90% of our insured trade receivables in default of payment. Outstanding receivables from customers are monitored regularly and put through a three-step reminder and collection procedure. Any remaining credit risk is reviewed and provided for individually.

Significant Accounting Policies and Critical Judgments, Estimates and Assumptions

        A summary of significant accounting policies is provided below.

        The preparation of our consolidated financial statements requires our management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities for future periods. On an ongoing basis, we evaluate our estimates, assumptions and judgments.

        We based our assumptions and estimates on parameters available when our consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

        For more detail, refer to Notes 4 and 5 to the consolidated financial statements included in this prospectus.

Recognition of Income and Expenses

        Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods supplied or services rendered, stated net of discounts, returns and value added taxes. We recognize revenue when the amount of revenue can be reliably measured, when it is probable that future economic benefits will flow to us and when specific criteria have been met for each of our activities.

        Our revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, which is the transfer of title per incoterms agreed with the buyer. This is generally the case upon delivery of the goods and merchandise.

        In some cases, because of our favorable supply terms and conditions, we act as an agent for the procurement of electronics and other components from certain suppliers at cost to one of our supply chain partners for use in the manufacturing of our products. The transactions resulting from this agency activity are not recognized as cost or revenue.

        Operating cost are recognized at the point at which the service is rendered, the delivery received or at the date they are incurred.

        For additional information regarding of our recognition of income and expenses, see Note 4.18 to our consolidated financial statements.

Capitalized Development Costs

        We recognize costs for internally generated intangible assets in our consolidated statement of comprehensive income, with the exception of development costs which we capitalize. The Company has capitalized development costs for projects completed since its inception. However, we only capitalize development costs of a single project as an intangible asset if the following criteria pursuant to IAS 38 have been met:

  •
  newly developed products are identifiable assets;
  •
  completing the intangible asset is technically feasible;
  •
  the management intends to complete and use the product;
  •
  it is probable that the product will generate future economic benefits;
  •
  adequate technical, financial and other resources are available so that the development can be completed and the product can be used; and
  •
  the expenditure during development can be reliably measured.

        The previously mentioned criteria are assessed and analyzed on a project by project basis, reviewed and approved by us. Once the project is approved in accordance with the criteria in IAS 38, costs are capitalized. Those costs directly attributable to the development project include personnel costs for members of staff involved in the development process, an appropriate part of the corresponding overhead costs and costs for external resources used. Other development expenditures that do not meet these criteria are recognized as an expense as incurred.

        Capitalized development costs are amortized on a straight-line basis over the period of expected future benefit (generally seven years). Amortization of the asset begins when development is complete and the asset is available for use, which is normally the release of the developed product to mass production. The amortization expense is included in cost of goods sold.

        For additional information regarding of our capitalized development costs, see Note 4.8 to the consolidated financial statements included in this prospectus.

Impairment of Tangible and Intangible Assets

        At each balance sheet date, we have to estimate whether there exists evidence that the carrying amount of fixed assets or intangible assets could be impaired. In this case, as well as annually in the case of an indefinite useful life of an asset, the recoverable amount of the asset in question has to be estimated. The discounted future cash flows of the asset affected are estimated in order to calculate the value in use. The estimation of the discounted future cash flows is based on essential assumptions such as future sales prices and sales volumes, as well as costs and the interest rates used for discounting. In the event that our assumptions are not appropriate at a future point in time, we might face future impairment losses.

        Any impairment write-offs are charged to depreciation and amortization expense of the respective function. Impairment write-offs related to capitalized development costs are charged to R&D expense.

        For additional information regarding of the impairment of our tangible and intangible assets, see Note 5.1(a) to the consolidated financial statements included in this prospectus.

Inventories

        While we operate a fabless business model, we hold a stock of our key products, raw materials and supplies to reduce delivery lead times, so we can react to short-term fluctuations in customer demand and fluctuations in the availability of raw materials and supplies.

        At each balance sheet date, we review the recoverability of the inventories based on our assumptions on future achievable sales prices and necessary costs of goods sold.

Provisions

        Our determination process for provisions includes a significant amount of assumptions, in particular of probabilities and amounts. In case our assumptions turn out to be incorrect, it may be necessary to adjust the amount of provisions based on these new developments and changed estimates, which in turn could have a significant effect on our future net asset, financial and income position.

Share-based Payments

        We measure the cost of share-based transactions with employees by reference to the fair value of the stock option at the date of grant. We have applied a binomial model taking into account the terms and conditions of the options plan. The assumptions used for estimating the fair value for the stock options are as follows:

  •
  volatility is determined based on the historical volatility of a peer-group with stock option plans with equivalent terms;
  •
  exercise price based on the terms of the stock option program;
  •
  estimated contractual life between awarding and vesting of the stock-options;
  •
  expected dividend income; and

  •
  risk free rate based on the implicit rate of return of German sovereign bonds with equivalent terms.

For details related to our employee stock option plan, refer to Note 10.3 to the consolidated financial statements included in this prospectus.

Functional Currency

        In accordance with IFRS, we have to determine the functional currency of each consolidated entity by evaluating the primary economic environment in which the entity operates.

        For our entities with sales activities, this determination was made based on the fact that sales prices for goods and services are denominated in U.S. dollars, consistent with industry practice. Our portion of U.S. dollar denominated revenue ranges on an entity level between 88% and 100%. Over 99% of our purchases for products sold are denominated in U.S. dollars in Germany and the United States. In Taiwan, we procure in TW dollars which are directly converted from U.S. dollar prices on invoices received.

        Hence, for our operational entities in Germany, Taiwan and the United States, we have determined our functional currency to be the U.S. dollar.

        For additional information regarding the determination of our functional currency, see Note 5.2 to the consolidated financial statements included in this prospectus.

Income Taxes

        We record income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered.

BUSINESS

Overview

        We are a leader in the design, development and delivery of high-performance embedded computing solutions that enable computing capabilities across a variety of system-level applications and end markets, including industrial automation, medical, entertainment, transportation and test and measurement. As a technology pioneer, we have grown to become the market share leader in Europe for the COM segment of the embedded computing market, according to IHS Technology. Our deep technical expertise, combined with longstanding customer, processor partner and supplier relationships, positions us as a trusted provider for industry standard and custom embedded computing solutions. We have established a track record of innovation by integrating complex processors into flexible, high-performance computer modules that reduce our customers' system development costs and design risk as well as provide valuable time-to-market advantages. Our hardware solutions are overlaid with BIOS software that tailors our solutions to specific end-market, application and customer requirements, while delivering benefits such as enhanced data throughput, system security and seamless integration within our customers' products. We are headquartered in Germany and have established a global presence through a network of design and service centers, allowing us to provide our customers with local development, implementation and sales support while maintaining a lean and efficient fabless manufacturing model.

        Our technology focus over time has evolved to encompass a broad variety of high-performance embedded computing products and solutions. Within the embedded computing market, we provide one of the industry's largest COM portfolios across a range of form factors, including our COM Express, Qseven, XTX and ETX product families. We further distinguish ourselves with our recently launched Industrial SBC product family as well as our EDM services, which provide our customers with customized module solutions. Our engineering-driven sales force guides our customers to select the module best suited to their individual requirements based on technical specifications including size, motherboard specification, power supply and number and type of peripheral ports. Our experienced engineers focus on improving key metrics such as power consumption, temperature tolerance, processing power and system security in order to help our customers meet their product development goals. We offer our customers comprehensive services, ranging from procurement assistance to process management and support integrating our modules into their end products. This complete solution approach and our relationships with processor partners and suppliers in the embedded computing market have allowed us to develop, enhance and expand our product portfolio and consistently offer our customers a competitive advantage. As a result, we enjoy an established reputation in our industry for innovative technology, high-quality products, differentiated technical support, a comprehensive partner network and financial strength.

        The global outsourced embedded computing market is large and growing. This growth is supported by the emergence of the IoT and Industry 4.0 in our targeted end markets, which has increased the functional and technological requirements of embedded computing solutions. Our end markets' demand for IoT capabilities has created numerous opportunities for us built upon key themes such as Big Data, continuous connectivity and robust computing capabilities, which are all delivered in increasingly compact form factors. As the semiconductor industry continues to test the limits of Moore's Law, which suggests that the number of transistors on an integrated circuit doubles approximately every 18 to 24 months, processor technology will continue to grow in complexity, creating challenges for systems engineers outside of traditional computing applications to implement and unlock the potential of such processors. Harnessing the power of these advanced processors is critical to the emergence of IoT and Industry 4.0. We believe that we are well positioned to capitalize on these immediate and sustainable trends impacting the embedded computing industry.

        We have longstanding relationships with the world's leading processor companies, including AMD, Freescale and Intel, which allow us to provide a broad suite of embedded computing solutions to our growing customer base. As a testament to our success, Intel has advised us that we are one of its largest European embedded computing partners and the first such partner worldwide to be certified for its

Gateway IoT standard. In addition, AMD recently named us an Elite Partner, the highest designation in its Embedded Partner Program. These relationships provide us early access to the technical specifications and capabilities of new processors, which better allows us to integrate the latest processor technology into our embedded computing solutions, resulting in improved performance, cost savings, time to market advantages and greater process simplicity for our customers. In return, these processor companies benefit from our integration of their processors into our customers' end products, while minimizing their direct engineering, sales and after-market support needs. Our customers' applications fall outside of the processor vendors' core computing market and require more significant engineering and software and sales support due to the nature of the applications served. This has created a challenge for our processor partners, who recognize the growth potential of these market segments, but are often not organized to efficiently pursue them. We have seized the opportunity to address this gap in the market. We extend the reach of our processor partners into emerging growth opportunities they are not positioned to support without us. We enable our customers to outsource critical physical design and programming challenges for their products, allowing them to focus on their core competencies such as product definition, system architecture and branding.

        We have over 400 customers worldwide in a variety of industries, including our industrial customers such as B&R, Bosch and Siemens, as well as our medical customers such as General Electric and Samsung. We maintain close proximity to our broad and diverse customer base through a multi-channel sales strategy that utilizes both direct sales and a global network of independent sales representatives and distributors. Our direct sales force and application engineers are focused on securing design wins by supporting industry-leading OEM and ODM customers.

        We offer five product families and have shipped more than 1.6 million modules since our inception in 2004. We operate under a fabless business model, meaning we outsource all of the manufacturing, assembly and testing of our products to third parties, enabling us to maintain a flexible and capital efficient business model. As of December 31, 2014, we had 174 employees worldwide, roughly one-third of which were in engineering related functions (research and development, technical support and quality management). We are headquartered in Deggendorf, Germany and have established additional research and development centers in the Czech Republic, Taiwan and the United States. For our fiscal years ended December 31, 2014 and December 31, 2013, we recorded revenue of $85.0 million and $70.2 million, respectively, and net income of $3.6 million and $3.7 million, respectively. Our revenue by geographic region for the year ended December 31, 2014 was 68.9% in EMEA, 18.7% in APAC and 12.4% in the Americas, as compared to 67.8% in EMEA, 19.5% in APAC and 12.7% in the Americas for the same period in 2013.

Industry

        An embedded computing solution is a special-purpose, customizable solution that performs various functions and can be configured to address a number of requirements, including temperature tolerance, ruggedness, power consumption, size and reliability. Embedded computing solutions integrate processors on standardized form factors and modules and differ from general purpose computers, which are commonly used in consumer electronics and personal computing devices. By integrating processors along with specialized hardware and software, these solutions can be connected and enable information gathering and management of the end systems or devices, resulting in better efficiency and enabling new services or other benefits. Embedded computing solutions are generally integrated into a larger machine, device or appliance and are present in many applications across a variety of end markets that include factory automation, medical equipment, traffic control, power grids, high-end gaming machines, information kiosks, teller machines and test and measurement equipment.

        Embedded computing solutions are proliferating due to an increasing demand for intelligent and connected systems outside of traditional computing applications. In particular, IoT and Industry 4.0 applications are becoming more prominent and driving demand for embedded computing solutions, which in turn is spurring the Big Data trend. Embedded computing solutions provide the hardware and processing capability to capture and store large volumes of data and to meet user requirements in end markets that have not historically used this technology. In addition, embedded providers are driving significant value by utilizing software that can unlock the functionality of advanced processors while also driving increased throughput that is hardware independent.

        Embedded computing solutions are typically utilized by OEMs and ODMs who either independently develop the systems in-house or outsource the process in full or partially to a third party. Due to the increased complexity of processor technology, driven by the massive increase in processing speed and number of transistors since their inception in the 1970s, certain OEMs and ODMs are not able to efficiently integrate these processors on the device level. Instead, these OEMs and ODMs are increasingly outsourcing their embedded computing solutions to third parties to reduce their development costs and time to market while taking advantage of the specialized expertise of outsourced providers such as ourselves.

        According to VDC Research and our own internal estimates, the worldwide market for embedded computing systems and boards was $81.4 billion in 2013 and is expected to grow at a CAGR of more than 5% annually to $107.0 billion in 2018. According to VDC Research and our view of the market, we believe that 20% to 25% of the global embedded systems and boards market is outsourced. The first component of the market consists of embedded systems that are assembled and sold as a fully integrated system, rather than in component pieces or as single boards. We obtain a portion of our revenue from the sales of complete systems; however, the majority of our revenue is generated from the second component of the market, namely the sales of embedded boards. This component is distinct from embedded systems in that it consists of boards which are sold to OEMs and ODMs and then integrated into a larger system by the OEM or ODM. VDC Research estimates this embedded board market was $4.8 billion worldwide in 2013 and is expected to grow at a CAGR of 9% through 2018.

Worldwide Embedded Computing Systems & Boards Sales ($ in Billions)	Worldwide Embedded Boards Sales ($ in Billions)

        Two sub-segments of the embedded board market that we currently serve are high-performance COMs and Industrial SBCs. We have been in the COM market since our inception and introduced our Industrial SBC product based on the xITX form factor in 2014. These systems are based on open industry-adopted standards that define the boards' mechanical characteristics (including outline dimensions and mounting holes), electrical interfaces, connectors and operating characteristics.

  Computer on Modules:    COMs are an engineered solution where industry-standard hardware is paired with application software customized to perform a specific function. A COM integrates a conventional or specialized embedded processor onto a small, non-application-specific computer module that adheres to industry-standard form factor and connectivity protocols (e.g., COM Express, Qseven, ETX and XTX). These products integrate critical functionality including processing, power management, memory, input/output, or I/O, and connectivity. The COM is plugged into an application-specific carrier board, which contains all necessary interfaces for the desired end application. COMs are typically used in longer lifecycle products such as those in industrial and medical applications, including factory automation systems and ultrasound machines.

  Industrial Single Board Computers:    An Industrial SBC based on the xITX form factor, by contrast, is a complete computer module built on a single circuit board and has a processor, memory, I/O and other features required of a functional computer, combined with standard connectors and peripherals enabling a video display, keyboard and mouse. Industrial SBCs are turnkey solutions used by OEMs and ODMs for their standard functionality in specified form factors and can be quickly implemented, connected and utilized. Industrial SBCs provide a more limited functionality to OEMs and ODMs but can be deployed more rapidly than a COM solution, making them attractive for high-volume applications. Industrial SBCs are typically used in less customized, shorter lifecycle applications such as kiosks and digital signage.

        According to VDC Research, the outsourced COM market was estimated to be $788 million in 2013, growing at a CAGR of 15% through 2018 to $1.6 billion, and the outsourced market for Industrial SBCs, based on the xITX form factor, was estimated to be $387 million in 2013, growing at a CAGR of 17% through 2018 to $839 million.

        According to VDC Research, the worldwide historical and projected sales of outsourced COMs and Industrial SBCs based on the xITX standard are:

Worldwide COM Sales ($ in Millions)	Worldwide Industrial xITX SBC Sales ($ in Millions)

Industries Driving Embedded Boards Growth

        Sales of embedded boards are being driven by increased demand in several industries, including the following:

  Industrial Automation:    Industrial automation is a growing market in which OEMs and ODMs typically require high reliability and a long product lifecycle. The need to drive productivity through manufacturing efficiency has led to a significant increase in the investment in industrial automation, including factory robots. These factory robots are highly engineered and integrate state-of-the-art embedded computing solutions in order to provide necessary processing power. Improved processing power allows machines to operate autonomously as well as to facilitate the communication among the machines within one factory and the networking of factories with key suppliers and customers. For example, smart factories integrate thousands of sensors and communication devices, which relay back to gateways containing embedded computing solutions. These gateways provide the processing power and analytics to enable the operator to make decisions based on localized intelligence and Big Data analytics. The demand for connectivity, computerization and manufacturing efficiency are the driving forces behind Industry 4.0, which has the potential to dramatically change traditional manufacturing practices. According to VDC Research, the total outsourced market for embedded board technology in industrial automation applications is projected to be $1.2 billion in 2016.

  Medical:    The medical industry is continually evolving and is increasingly deploying reliable, high-performance, connected solutions. Embedded computing solutions are well-suited for medical applications as they enable the processing and rendering of complex data and images as well as the connectivity of machines to one another or to a broader network. For example, ultrasound machines use embedded computing solutions due to their high performance and superior graphics capabilities, as well as their networking functionality. This functionality allows multiple doctors to remotely examine ultrasounds, scans or x-rays of a patient from anywhere in the world. Additionally, the manufacturer of the world's smallest heart pump integrates one of our embedded computing solutions to drive the pump's display and control interfaces. Connectivity for medical equipment also introduces possibilities for Big Data analysis, which may lead to better diagnostics and treatment. According to VDC Research, the total outsourced market for embedded boards within the medical industry is projected to be $667 million in 2016.

  Entertainment:    The entertainment industry is comprised of standalone gaming and gambling machines. Embedded computing solutions are utilized to provide high-performance graphics capabilities for gaming applications. Separately, casinos often use embedded computing solutions to enable network interfaces for player tracking, collecting real-time player information and for table and casino management systems. Embedded computing solutions address the entertainment industry's demand for unique, scalable and application-specific platforms, which make it possible for OEMs and ODMs to manufacture the latest, certified, high-performance solutions at a reduced development cost. Furthermore, embedded computing technology allows for increased security features and helps to prevent gambling fraud. As casino gambling revenues continue to grow in Europe and the adoption of legal gambling increases across the United States, due in part to deregulation and wider acceptance from the general public, embedded computers are expected to play a major role in helping to maintain a safer and more secure gaming environment. According to VDC Research, the total outsourced market for embedded boards and modules within the gaming portion of the entertainment industry is projected to be $452 million in 2016.

  Transportation:    The transportation industry is increasingly reliant on embedded computing solutions in order to increase driver and operator safety as well as to enable applications that provide passenger information and entertainment, deliver advertising and conduct customer transactions. There is a growing interest worldwide in deploying video systems in public transit stations that provide arrival and departure information to passengers. Current and potential applications for embedded computing technology within this industry include reporting real-time equipment failures to operators, accurately controlling the flow of traffic, urban parking enforcement and freight tracking and delivery control. According to VDC Research, the outsourced embedded board market potential in the transportation industry is projected to be $269 million in 2016.

  Test & Measurement:    Accelerating demand for data and connectivity, exponential growth of connected devices and the proliferation of the IoT worldwide has driven the need for advanced high-speed data networks, resulting in increased investment in telecommunications equipment. In order to maintain and upgrade existing telecommunications networks, there is a critical need for test and measurement equipment, including oscilloscopes and other analytical tools. As a result of the dramatically increased complexity of the current network architecture, test and measurement providers are focused on enhancing testing capabilities and processing power while simultaneously reducing costs and time to market. Embedded computing solutions are critical to achieving these goals due to their advantages in advanced processing capability, which allow precise performance testing and network analysis.

  Retail / Point of Sale and Kiosk:    The trend toward cashless, mobile payment and self-service stations is driving the growth in retail and point-of-sale, or POS, as well as kiosks. Embedded computing solutions are particularly well suited to this segment due to their high performance, low power consumption, high reliability and connectivity-enabling functionality. Applications range from small and mobile payment devices to full featured, networked information kiosks and vending machines with touch control and security features. According to VDC Research, the total outsourced market for embedded boards and modules within the retail industry is projected to be $239 million in 2016.

  Digital Signage:    Embedded systems are currently used in digital signage applications such as targeted advertising screens in stores and malls. Embedded systems can be found at the cutting edge of this segment where smart digital signage allows for targeted advertising based on the age and gender of the viewer as perceived by the signage itself. According to VDC Research, the total outsourced market for digital signage is projected to be $228 million in 2016.

  Emerging Applications:    The increased processing power of embedded computing solutions creates numerous other potential industry verticals, which we expect to utilize embedded computing solutions to facilitate connectivity or other specific applications. Some significant examples include the use of embedded boards and modules to control and provide connectivity in autonomous robotics and drones, to drive artificial intelligence applications and in security applications such as passport scanning technology. Embedded systems are also being used in power and energy management applications, such as smart metering devices to actively monitor power use, and in newly built electric car charging stations.

Trends Driving Demand for Embedded Computing Technology Solutions

Increased Outsourcing

        As end users continue to demand greater performance and discover additional use cases, computing technology is becoming more complex, evolving more rapidly and requiring more specialized engineering talent and knowledge. As a result, it is difficult for OEMs and ODMs to keep up with advancements and to design their own embedded systems in a cost-effective and timely manner. By utilizing a third-party embedded provider, which integrates the desired processor, electrical interfaces and software, delivering a complete solution, an OEM or ODM can dramatically reduce its development expenses and time to market as well as mitigate the burden of hiring and retaining engineering experts capable of leveraging the latest processor technology. Leading embedded computing solutions address specific design and application requirements, allowing customers to focus on their core competencies, such as product definition and branding. As a result, embedded computing companies are increasingly essential to OEMs and ODMs as they attempt to meet their customers' time-to-market and performance demands. According to VDC Research and our view of the market, we believe that 20 to 25% of the global embedded systems and boards market is outsourced.

        There are several reasons why OEMs and ODMs are increasingly outsourcing all or some of their product development to embedded computing solutions companies, including:

  •
  specialization and expertise required for the integration of complex processors and other semiconductor content;
  •
  access to third-party engineering talent that can assist in architectural and other design improvements;
  •
  faster design and integration periods driven by shorter time-to-market and development cycles;
  •
  reduced in-house engineering resources as OEMs and ODMs implement restructuring and cost-cutting measures; and
  •
  protection against supply shortages of silicon, embedded systems or components.

Growth of Internet of Things/Industry 4.0

        IoT is a movement that connects everyday devices to the internet by integrating computing intelligence into each device and pairing it with communication functionality. These connected devices, or endpoints, are typically physical objects which contain electronics, sensors, connectivity and software features that monitor the device and provide specific information to other devices or to "hub" data centers. These hubs contain embedded computers which collect and analyze the data being provided by the endpoints. The various emerging IoT applications are expected to drive significant growth within the embedded computing solutions market over the next several years. Gartner Research expects endpoints to grow at a 35% CAGR from 2013 to 2020 and reach an installed base of 25 billion units.(1)

        The smart factory trend, also known as Industry 4.0, is a trend within the broader IoT movement which is expected to revolutionize the manufacturing infrastructure on a large scale and lead to increased demand for connectivity and computerization, particularly in manufacturing applications. Similar to recent trends in the consumer market, where mobile phones and other devices have integrated smart technology, the industrial sector is becoming more digital and connected due to benefits such as increased efficiency and new capabilities. In an April 2015 report titled Industry 4.0, The Boston Consulting Group estimated that in the German manufacturing sector, Industry 4.0 will boost productivity by €90 to €150 billion over the next five to ten years, revenue by €30 billion per year and employment by 6% over the next ten years. In order to achieve these gains, German manufacturers will need to invest €250 billion (1% to 1.5% of manufacturers' revenues) over the next ten years. We believe this trend will further contribute to the growth of the embedded computing market.

Higher Computing Power

        Demand for embedded computing solutions is being driven by the increasing requirement for greater processor throughput at the network endpoints and is being enabled by the continuous improvements in semiconductor technology. Product attributes such as performance, security features, communications abilities and networking functionality drive purchasing decisions when OEMs and ODMs evaluate various embedded computing solutions. IoT in particular requires significantly enhanced performance and security to enable, capture and collect more local intelligence as well as enable other new features.

Stronger Security Requirements

        The proliferation of endpoints which utilize computing functions on either a standalone or networked basis also heightens the frequency and magnitude of security threats. As a result, OEMs and ODMs must address these concerns as they develop or purchase computing modules which power new products. Security features built into the software as well as the hardware of embedded computing modules are key considerations for OEMs and ODMs in selecting products. Until recently, software firewalls were the primary line of defense for computing systems. However, encryption features are now being built directly into embedded computers to provide an additional layer of security beyond the traditional firewall protections. The IoT and Industry 4.0 are major drivers behind this movement as end users put increasing pressure on embedded computer system producers to ensure data security of sensitive and valuable information.

Next Generation Requirements for Embedded Computing Solutions

        End users are becoming more demanding, forcing OEMs and ODMs to constantly seek improvements from embedded computing solutions providers with regard to power, size, connectivity, flexibility and time to market. As a result, embedded computing solutions providers are prioritizing innovation in order to meet customer demands. Among other features, we believe OEMs and ODMs seek the following performance features from embedded computing solutions:

  Small and Flexible Form Factors:    The embedded computing industry continues to move toward smaller components and boards, as end users demand more compact products that do not sacrifice processing power. Growth among smaller, more flexible modules will be even more rapid than the broader market as OEMs and ODMs pursue projects that require smaller form factors and the flexibility to mix and match boards and modules for specific applications. Flexible form factors also allow OEMs and ODMs to easily tailor solutions as well as upgrade, replace and repair specific parts of a system.

(1)
Gartner, "Forecast: Internet of Things, Endpoints and Associated Services, Worldwide, 2014."

  High Performance and Reduced Power Consumption:    As OEMs and ODMs continue to add more computing power to various applications, overhead costs have become more material in terms of the power being consumed by these systems. Therefore, more emphasis has been placed on maintaining high computing power while simultaneously decreasing a system's power consumption.

  Efficient Cooling and Heat Sink Capabilities:    Embedded computing boards are increasingly subject to size constraints and may need to be cooled without the use of a fan. Conduction cooling systems and cutting edge heat sink technologies are increasingly required to address this need.

  High Reliability:    For certain mission-critical applications where the cost of failure is high, embedded computing solutions must satisfy stringent performance and industry standard requirements. These solutions are being made more rugged and offer enhanced security functionality.

  Security:    The proliferation of connected devices and the amount of information being transferred between devices necessitates more stringent security standards. Next generation embedded computers must be secure and reliable enough to handle personal and other confidential data.

Competitive Strengths

        We apply our strengths to enhance our position as a leading supplier of COM solutions and as a new entrant to the Industrial SBC market. We consider our key strengths to include the following:

        Technology leader within the embedded computing market.    Our familiarity with industry standards and longstanding relationships with standard-setting consortium partners have helped us achieve a leadership position in the COM market. Members of our engineering team were among the founders of the COM form factor, the foundation of our current portfolio, and were also responsible for the development of the precursor ETX COM standard in 1999 and the COM Express, our most popular product family, in 2005. We assisted in the development of the Qseven standard for x86 and ARM architectures in 2008 as well as the XTX standard for x86 based embedded devices in 2005. Our engineering team includes leading experts in the embedded computing market and enables us to stay at the forefront of innovation. Our module expertise allows us to identify the best form factor, provide any necessary hardware or software modifications and advise on architectural improvement to our customers' systems, which results in greater product performance, shorter product development lead times and meaningful time savings for our customers. For example, we provide proprietary cooling solutions and engineering tools that allow us to address additional customer requirements. Our successful track record in standard-setting consortiums and insight into industry-shaping engineering trends have positioned us to contribute numerous advances to both the technological development and market adoption of standardized form factors within our industry.

        Strategically and geographically positioned to capitalize on industry trends, including the adoption of IoT and Industry 4.0.    Our solutions provide customers outside the traditional computing market with the opportunity to take advantage of advanced processing capabilities to build their own differentiated products. For example, our customers in the industrial, medical and transportation markets often do not generate enough volume in any one product to support the expenditure of internal resources to develop their own embedded computing solutions for each product, nor do those individual products merit direct sales and engineering assistance from leading processor suppliers. The integration of our solutions into these products reduces our customers' development burden and extends the reach of the major processor vendors into markets and applications that are challenging for them to serve. As IoT and Industry 4.0 continue to expand, the number of networked, heterogeneous systems in these end markets is expected to grow rapidly. Our value proposition and reputation for performance and quality position us to capitalize on this growth opportunity. In addition, Germany is a recognized global leader in industrial automation and is at the forefront of Industry 4.0 adoption, providing us a geographic advantage in addressing this emerging trend.

        Broad and diversified module platform.    Over the past decade, we have developed a large portfolio of COM modules and services that allow us to address diverse and evolving customer requirements and enable us to participate in a variety of attractive end markets, including industrial automation, medical, entertainment, transportation and test and measurement. For example, one of our core customers within the industrial automation end market utilizes several of our COM modules, including XTX, COM Express and Qseven, all of which enable a fast time to market and allow them to scale performance and price among their various product lines. In 2014, with the introduction of our Industrial SBC products, we meaningfully increased the breadth of our embedded computing portfolio, offering our customers a low-power, standalone solution that can be easily scaled and quickly integrated into their systems. Our offerings provide us with a significant global reach while allowing us to avoid heavy concentration within any one particular market. Our comprehensive solutions are further complemented by our EDM services, which offer customized, non-standard module solutions for our customers' systems. Our broad solutions position us to work with a wide spectrum of new and existing customers in a variety of diverse end markets who depend on the high performance and reliability of our solutions for a variety of mission-critical applications.

        Standardized form factor complemented by customizable software features and comprehensive service support.    Our customers utilize standardized COM form factors to improve resource efficiency, limit design costs and accelerate time to market. We have been able to effectively differentiate our modules from those of our competitors by providing numerous feature sets through our application tailored BIOS software, as well as engineering services and logistical support throughout the design-in process. Throughout the course of a project lifespan and beyond, our engineering support team provides our customers with project management, hardware and software development, integration assistance, production control, global logistics and technical support. In addition, our ability to combine our modules and tailored BIOS software differentiates us from our competitors, whose broad embedded computing offerings often lack module integration capabilities and application-specific software expertise. As part of our comprehensive solutions, we foster a collaborative engagement between our sales engineers and customers who often rely on our expertise to unlock the potential of complex processor technology and software features for the benefit of our customers' own systems. For example, National Instruments selected us as a sole source supplier for a recent project because of our ability to develop a full custom BIOS modification that was easily integrated into our module and their end system. Overall, our comprehensive suite of standardized and customizable solutions provides us with significant competitive advantages over our industry peers, which helps maintain and improve our market share.

        Longstanding processor partner and customer relationships.    We have developed key technology partnerships with the world's leading processor providers, including AMD, Freescale and Intel. Our partnerships have played a critical role in our ability to pioneer new standards and provide a broad portfolio of products that incorporate the latest processor technologies. For example, as one of Intel's largest European embedded computing partners, we are able to gain early access to cutting-edge processors that enable us to shorten integration times when Intel's processors come to market. In addition, our recently introduced Qseven IoT kit, which utilizes Intel's latest Atom processor, was the first embedded computing solution to become Intel Gateway certified for IoT applications. Our technological advantages have allowed us to develop relationships with tier-1 customers that rely on us to provide innovative modules, understand complex processor technology and provide critical services. By locating our service and design centers globally, we have maintained vital proximity to our customers during the development and design-in of their products. Our solutions have been adopted by leading customers, including our industrial customers such as B&R, Bosch and Siemens, as well as our medical customers such as General Electric and Samsung.

        Fabless embedded solutions provider.    We operate a fabless business model with limited capital expenditures, enabling us to focus our resources on core competencies that differentiate our products and provide impactful benefits to our customers. This model allows us to scale our business and enter new markets quickly, requiring less lead time to expand our operations while simultaneously avoiding substantial internal supply chain risk. We are also able to avoid over-concentration of capital in any particular region, allowing us to strategically expand our geographic presence and efficiently service our customers' global needs. The impact of fluctuating macroeconomic events, particularly market pull-backs, tends to be magnified for capital intensive businesses and our ability to operate nimbly and opportunistically affords us strategic cost benefits that we share with our customers. An important feature of our fabless model is that we are able to allocate our capital for other purposes, such as improving the quality of our products and attracting talented engineers. Since our inception, we have established several contract manufacturing relationships that have proven critical to our fabless model. These relationships provide us with high-quality, cost-effective modules that serve as the hardware backbone to our multifaceted solutions. Overall, we believe that these limited capital requirements and longstanding contract manufacturing relationships position us to meet our customers' evolving needs.

        Experienced management and engineering teams.    Our vision and direction are driven by our experienced management team and dedicated engineers. Our founders serve in senior leadership positions and continue to play a critical role in our development as a leading embedded computing solutions provider. Our team has helped create a culture of innovation, which we continuously aim to refresh and expand throughout the industry. This process includes hiring talented engineers from across the industry and from leading universities, whom we then integrate into our cohesive, sophisticated research and development team. Additionally, our global reach within the embedded computing field ensures that our engineers are available to serve our expanding customer base. Our engineers often rotate across our global offices, which creates a unified approach to technological innovations and disseminates best practices across the organization. The guidance of our management team and engineers continues to define and drive our competitive position in the market.

Growth Strategies

        Our aim is to be one of the world's leading providers of embedded computing solutions. Key elements of our growth strategies include:

        Continue to develop and bring to market leading products and standards.    We will continue to invest in the development of high-performance embedded computing solutions that address evolving market demands for processing power, high speed connectivity, cost effectiveness, reliability, energy efficiency, security and enhanced graphics capabilities. We also intend to leverage our history of innovation to develop solutions that expand existing COM applications and allow us to further penetrate the Industrial SBC market. We are currently implementing the latest PCI Express and USB connectivity technologies into the COM Express standard, which could come to serve as a new standalone module form factor. We will continue to optimize our high-performance COM and Industrial SBC solutions for the latest processor technologies and internally developed software features, which will allow us to expand our product portfolio and address additional customer opportunities. We believe that these developments, in addition to our ability to provide increasingly customized, high-value solutions, will meaningfully diversify our revenue streams. We believe the combination of leading processor platforms and our Qseven COM provides a pre-integrated and open platform to quickly bring secure IoT solutions to a variety of industries, including machine-to-machine communication and Industry 4.0 markets. In addition, our newly introduced Industrial SBC solutions offer higher volume opportunities to industrial manufacturers because they enable processor integration directly onto the base board, also known as "chip-down" placement. With our Industrial SBC offerings, we are capitalizing on certain customers requiring faster design cycles as these products typically require less integration. We believe we are well positioned to take advantage of emerging client opportunities and expand our position in both the COM and Industrial SBC markets going forward.

        Continue to leverage expertise in high-growth end markets.    Our hardware and software design expertise has allowed us to penetrate high-growth end markets, including industrial automation and medical. Our success in these end markets validates the high-value, application-specific design approach that has allowed us to grow our business. We continue to see these markets as primary drivers of our growth, particularly as they are likely to benefit from prominent technology trends, including IoT and Big Data. We have already seen these trends support our growth as Industry 4.0 has led to the demand for manufacturing equipment with advanced processing capabilities as Europe and other developed countries move toward smart factories. We believe this trend will benefit our relationships with tier-1 industrial players, who are increasingly choosing our solutions to meet their mission-critical performance requirements because of our embedded security features that provide vital protection both within factory firewalls and on the machine level. Our skilled engineering team has helped alleviate complexity for our customers by shifting many processing requirements from hardware components to our software solutions. The trend of software performing the greater bulk of processing is one that we expect to continue, and we believe we are well positioned to benefit from it in the long term.

        Draw on expanding global footprint to catalyze growth opportunities in the United States and Asia.    We are committed to continuing to grow our global footprint. Our growth to date has largely been driven by successfully executing on key opportunities in the European market, where we hold the leading market share position in COM, according to IHS Technology. While this will remain a significant focus in the future, we see an opportunity to gain market share in the United States and Asia. These markets have been key areas of investment for us for several years during which we have expanded our presence by adding key employees as well as distribution and sales representative relationships. Along with our sales and solutions partners, we have strived to develop relationships with local tier-1 customers, who continue to benefit from our increasing revenue scale and market validation as a technology leader. We intend to continue to expand the size of our engineering and sales teams, as well as our manufacturing and distribution network, in order to capitalize on global opportunities while bolstering our ability to penetrate new markets and establish new customer relationships.

        Continue to improve operational and financial efficiency.    It is our goal to improve our operational efficiency and operating profit by leveraging our existing fixed-cost structure, increasing our purchasing power and continuing to optimize our supply chain. Leveraging manufacturing in best-cost countries has helped us drive financial efficiencies by mitigating burdensome overhead costs and preserving our financial flexibility for strategic opportunities. In recent years, we have seen opportunities for further savings through a migration of manufacturing to Eastern Europe, which allows us to better control our supply chain given our proximity to our major European customers. Our EDM services, which are a higher gross margin offering, are becoming an integral component of our product offering that helps our customers create custom solutions. We expect the frequency of our customers utilizing EDM services to increase going forward because of the growing need to implement application specific functionality, in turn, increasing our revenue and margin per solution. Our ability to improve our operational and financial efficiency will yield long-term strategic benefits as we continue to expand our operations.

        Target complementary acquisitions.    We may pursue acquisitions of companies, design teams and technologies to complement our existing strengths and execute on our established development goals. Any acquisitions we consider will be undertaken to supplement our broad product portfolio, increase the depth of our engineering and sales teams, expand our addressable market and improve our financial and operational metrics. We also plan to expand our presence globally, including in the United States and Asia, and may evaluate acquisition opportunities to accelerate our penetration of these international markets.

Our Solutions and Technology

        We offer five diverse product families (COM Express, Qseven, ETX, XTX and Industrial SBC) in addition to offering software and EDM services. Our COM, Industrial SBC, software offerings and EDM services allow us to provide our customers with a comprehensive suite of embedded computing solutions. Over the last decade, our technical expertise and key industry partnerships have enabled our customers to benefit from increased computing capacity, scalability, flexibility and functionality in a cost-effective manner.

COM Express

        COM Express modules are designed to be compact, powerful and widely scalable due to their modular design based on the x86 architecture. The COM Express standard offers the highest performance and bandwidth of all COM standards and currently has the widest market acceptance due to its scalability and flexibility. Our COM Express modules are typically specified for rugged applications and large temperature ranges that can be found in a wide range of end markets, including industrial automation, medical, POS/kiosk, entertainment, test and measurement and transportation.

        We pioneered, and continue to integrate, market and sell, the COM Express Type 2, Type 6 and Type 10 open standard form factors for commercial end markets. Our COM Express solution is used as a processor mezzanine that is plugged onto a base board containing the user's application-specific peripheral needs. The COM specification encompasses four separate mechanical form factors and seven different electrical pin out configurations. Our modules can be outfitted with a wide range of processors, including the Intel Core i7 and are equipped with high-speed interfaces, including PCI Express Generation 3, USB 2.0/3.0, Serial ATA and HDMI. The COM Express solution is our most popular product as a result of its small size, low power consumption, high performance and wide range of applications.

	Processor	Size	Overview
COM Express® Type 2	Intel Core Series Intel Atom Series AMD G-Series	125x95mm 95x95mm	Basic and compact form factors

COM Express® Type 6	Intel Core Series Intel Atom Series	125x95mm 95x95mm	Basic and compact form factors
	AMD Embedded R-Series AMD Embedded G-Series		XEON and ECC support on specific versions

COM Express® Type 10	Intel Atom Series	84x55mm	Mini form factor for low power mobile applications

Qseven

        By leveraging the architectural design and market success of our COM Express modules, we developed and introduced the world's first Qseven module-based processor. The Qseven standard refers to an ultra-compact and multi-platform COM with a unique thermal interface optimized for fan-less cooling. Due to its small form factor, fan-less cooling design and low power consumption, the Qseven is designed for state-of-the-art mobile, handheld and battery driven applications typically found in the industrial automation, medical, POS/kiosk, entertainment, test and measurement and transportation end markets.

        Our Qseven modules offer high-performance computing power within an ultra-small form factor measuring only 70x70mm and less. To complement its small design and low power consumption, our Qseven modules are easily upgradable due to their plug and play flexibility, which allows for the adoption of either x86 or ARM architectures. The Qseven's design allows for a slimmer mechanical housing and does not require an expensive board-to-board connector. Instead, it utilizes a cost effective MXM card edge connector, providing our customers with system size and cost savings. We played a leading role in the development of the Qseven specification in 2008 as a board member of the Standardization Group for the Embedded Technologies, or SGeT e.V., consortium development team. To date, we continue to play a leadership role within the SGeT e.V. consortium while helping to drive new upgrades to the Qseven standard. Our Qseven modules are an important facet of our business and are directly aligned with two of our most important end markets: industrial automation and medical.

	Processor	Size	Overview
Qseven®	Intel Atom Series Intel Atom E600 Series AMD G-Series AMD-GX Series Freescale i.MX6 ARM	70x70mm	Low cost and low power for mobile and hand held applications Extended temperature versions available on selected products

ETX and XTX

        The ETX and XTX form factors are a core component of our COM portfolio. Both ETX and XTX are widely accepted standards that play an integral role in enabling technology within the industrial automation and entertainment markets because of their scalability and long life cycles. The XTX standard is designed to replace legacy ETX applications without the need for industry standard architecture. XTX-compliant COMs have an identical form factor to ETX and are fully backward-compatible, enabling advanced serial technologies, including PCI Express and Serial ATA. XTX-based COMs are typically used to replace ETX-based COMs in industrial automation and test and measurement applications. Our engineers led the development of both architectures and industry-wide specifications.

        Both ETX and XTX provide full legacy support, which includes older PC peripherals, IEEE parallel, floppy, PS/2 keyboard and mouse, Ethernet, USB and audio support. All I/O signals are mapped to four high-density, low-profile connectors on the bottom side of the module. Both form factors are specifically compatible with an x86 processor platform and can incorporate either Intel or AMD processors. The ETX is historically important as it was the first open industrial COM standard for x86 technology and continues to incorporate legacy interfaces. Although both form factors represent a maturing standard within the embedded computing space, both are widely accepted and have the benefit of being quickly scalable. ETX and XTX will continue to be part of our core offerings because of their prevalence in industrial systems, which typically have long product lifecycles.

	Processors	Size	Overview
XTX™	AMD Fusion G-Series AMD Geode LX800	95x114mm	ETX compatible including PCI Express and SATA (without ISA bus) Extended lifetime support

ETX®	AMD Fusion G-Series AMD Geode LX800 AMD Geode LX800 (eco version)	95x114mm	Legacy interfaces like PCI bus, ISA bus Extended lifetime support

Industrial Single Board Computer

        Our Industrial SBC products, the newest addition to our broad embedded computing solution portfolio, serve as an adjacent technology to our existing high-performance COM solutions. An Industrial SBC is a standalone computer built upon a single board. The Industrial SBC solution is compact, but includes all of the necessary components of a standard computer, including a processor, memory, I/O and peripherals. Our Industrial SBCs utilize standardized components that provide our customers with critical time-to-market and cost saving advantages.

        We have introduced Industrial SBC solutions that utilize Mini-ITX and Pico-ITX form factors. Industrial SBCs drive significant value for customers when a general-purpose solution is required. In such cases, Industrial SBCs serve as a flexible alternative to the COM solution. Both the Mini-ITX and Pico-ITX are well-suited for industrial applications because of their low power consumption, passive cooling, 24/7 operation, ceramic capacitors for prolonged lifetime and extended temperature options for harsh environments. Both form factors also incorporate our embedded BIOS and the latest Intel or AMD processors, which we believe makes them an ideal platform for next generation IoT solutions. Overall, our Industrial SBC solutions provide the benefit of reduced development time and costs, while offering high reliability for the most challenging conditions. Although Industrial SBCs represent only a fraction of our current sales, we expect our Mini-ITX and Pico-ITX to begin contributing meaningfully to our future revenue.

	Processor	Size	Overview
Mini-ITX	Intel Core Series Intel Atom Series AMD Embedded GX-Series	170x170mm 170x170mm	Thin Mini-ITX Specification on Intel Core and Atom Designs Industrial grade designs with long time availability

Pico-ITX	Intel Atom Series	72x100mm	Low power, small size industrial grade Single Board Computer with long time availability

Embedded Basic Input Output System Software

        All of our product families incorporate our innovative BIOS software, which provides integral value to our standard and custom hardware solutions. Incorporating our BIOS software into a COM or Industrial SBC module enables seamless customization and provides a rich set of embedded features and functionality within the module. A critical feature of our hardware solutions is the inclusion of an onboard MCU that can isolate specific embedded features that improve performance and reliability of our BIOS software. Isolating these features from x86 core architecture provides a performance improvement and allows us to deliver valuable efficiency benefits. In addition, our BIOS software consistently monitors dynamic running time, boot count data and critical hardware components. Our customizable software package, combined with our leading hardware form factors, provides an invaluable synergistic solution that helps achieve our customers' technical requirements. Our know-how and world class support ensures that our customers receive an embedded computing product that meets all of their application-specific needs.

Feature	Description
Optimized power	Support advanced configuration and power interface management and system configuration.
Multi stage watchdog timer	Supports different trigger events such as hardware reset and power button.
Board controller	An onboard MCU fully isolates embedded features, such as system monitoring, from the x86 core architecture, resulting in higher embedded feature performance and higher overall system reliability.
Fast mode I2C bus	Serial bus interface often used for sensors, converters or data storage in embedded applications. Our modules offer a 400 kHz multi-master I2C Bus.
BIOS setup data backup	The BIOS settings are held in flash memory to allow battery-less applications.
Manufacturing data storage	All data, including serial number, article number, EAN code, manufacturing and repair date, system statistics, running time and boot count are accessible by a uniform API.
User data storage area	Provide 32 Bytes of non-volatile storage and a 64 kBytes block in the BIOS flash memory.
Hardware monitoring	Monitors critical components including fans, operating voltages and temperature sensors.
Display auto-detection	The LVDS high-speed interface flat panel can be auto detected.
OEM CMOS defaults	Allows customers to store their own defaults in flash memory.
OEM SLP string and OEM SLIC table	Helps activate licensed copies of a Windows operating system for end customers.
System utility	Windows tool allows access to stored diagnostics data.
32/64 bit uniform OS API	Provides software access to the embedded features and access to the board controller commands such as controlling the I2C bus, read or write data storage, etc.
Board support packages	Includes latest tested drivers from processor vendors as well as proprietary features.

IoT Enabling Software and Support Solutions

        We have paired our embedded computer hardware with the validated software packages from Intel, Wind River and McAfee to provide new services that better enable the connection of devices with each other, or machine-to-machine, and the cloud. Reliable hardware and a unified software package, encompassing firmware and an operating system, form a trusted foundation for IoT applications. This foundation makes it possible to equip new connected applications in transportation, building automation, energy and medical markets with ease of scalability, maximum data security, manageability and connectivity. We are well positioned to guide our clients as they implement these solutions by providing IoT-ready boards that are Intel certified as well as machine-to-machine expertise gained from our early implementation of solutions for Industry 4.0. In addition, our engineers provide necessary design-in assistance as our clients navigate system-level integration of many connected devices, which may require added BIOS software modification and security expertise.

Embedded Design and Manufacturing Services

        Our EDM services are geared toward custom, customer-specific solutions with the goal of combining our technology and know-how with the product and end market vision of our customers. Our EDM services begin at the design phase where we define the module and include development of specific custom hardware and software, production control and system integration. Our team's experience with x86 and

ARM architectures, as well as our expertise on various form factors, allows us to deliver fully customized solutions that provide value to our customers. For example, a U.S. based customer required a customized solution for a portable medical device. As part of our EDM services, our engineers developed a custom carrier board design for a mission-critical application that has been in production since 2009. Our ability to provide full-service embedded computing solutions is a critical facet of our brand and is enabling us to develop constructive and longstanding relationships with our broad customer base.

Customers

        We have longstanding relationships with our leading customers and a growing customer base. We currently have over 400 customers worldwide in a variety of industries, including industrial customers such as B&R, Bosch, and Siemens, as well as medical customers such as General Electric and Samsung. During 2014, 2013 and 2012, we derived 42%, 48% and 49%, respectively, of our revenue from our five largest customers, with revenue attributable to our top customer, B&R, accounting for 22%, 21% and 19%, respectively. In addition, 11% of our revenue in 2013 and 14% of our revenue in 2012 was attributable to GAIUS Technology and adp Gauselmann, respectively, which were among our five largest customers in each of 2014, 2013 and 2012.

        Sales to customers in EMEA accounted for 68.9%, 67.8% and 67.7% of our revenue in the fiscal years ended December 31, 2014, 2013 and 2012, respectively. Although a large percentage of our sales are made to customers in EMEA, we believe that a significant number of the systems designed by these customers and incorporating our embedded products are then sold to customers globally. In 2014, 40.7% of our revenue was attributable to sales of our solutions into the industrial automation market, 14.7% of our revenue was attributable to sales of our solutions into the medical market, and 44.6% of our revenue was attributable to other end markets that include entertainment, test and measurement, and POS, among others.

        We work closely with our customers throughout their product design cycles that often last 12 to 24 months, although some applications can have design cycles of less than 12 months. As a result, we are able to develop long-term relationships with our customers as our technology becomes integrated into in their products and systems. Consequently, we believe we are well positioned to not only be designed into our customers' current products, but also to continually develop next-generation embedded solutions for their future products.

        The product life cycles in the industrial automation and medical markets typically range from seven to ten years. For many of our solutions, early engagement with our customers' design engineers is necessary for success. To ensure an adequate level of early engagement, our application and development engineers work closely with our customers to adjust product specifications, suggest architectural enhancements and add functionality into their products.

Sales and Marketing

        We market and sell our products worldwide through a variety of channels, including direct sales, distributors and a global network of independent sales representatives. Our internal sales organization, including our dedicated sales, service and application engineers, focuses primarily on customers in developed markets in EMEA, APAC and the Americas and aims to secure design wins by supporting industry-leading OEM and ODM customers. In addition to our headquarters in Germany, we operate sales offices in Australia, China, Japan, Taiwan and the United States. At many of these locations, we employ a staff of application engineers to provide direct engineering support locally to our customers.

        Our direct sales force is supplemented by independent sales agents located in Brazil, France, India, Italy, Russia, Sweden and the United Kingdom who are responsible for facilitating sales in areas of the world where there is currently no developed market for our products or where we do not have a direct presence. We typically enter into agreements with our independent sales agents, granting them the right to market our products in a specified territory on either an exclusive or non-exclusive basis, depending on the sales agent. Sales agents may facilitate sales of our products indirectly through one of our distributors or directly from us with their support and assistance. Some of our sales agents are also responsible for managing our distributors within an agreed territory.

        Our sales cycles typically require a substantial expenditure of resources and a significant investment of time before we can realize revenue from the sale of our solutions, if any. Our typical sales cycle consists of a multi-month sales and development support process involving our customers' engineering and management team and our sales personnel and field application engineers. Volume production may begin within six months after a design win for an Industrial SBC and up to 24 months after a design win for a COM, depending on the complexity of our customer's product and other factors upon which we may have little or no influence. Once our solutions have been incorporated into a customer's design, they are likely to be used for the life cycle of the customer's product.

        Our sales are generally made pursuant to purchase orders received approximately four to 18 weeks prior to the scheduled product delivery date, depending upon the current manufacturing lead time at the time the purchase order is received. Some of these purchase orders may be cancelled without charge upon notification within an agreed period of time in advance of the delivery date, depending on the terms of the underlying agreement.

        We use a variety of methods to market our products, including print and electronic advertisements, trade shows and co-marketing efforts with some of our distributors and suppliers. In 2014, in connection with our tenth anniversary, we introduced a new branding and marketing concept.

Backlog

        As of December 31, 2014, our backlog was $32.1 million, compared to $14.8 million as of December 31, 2013. These backlog figures include unshipped purchase orders scheduled for delivery within the next 12 months. In addition to a general increase in market demand, our backlog increased from 2013 to 2014 due to $14.9 million of end of life product orders as of December 31, 2014, in comparison to $4.9 million of end of life product orders as of December 31, 2013.

Services and Warranty

        Our engineering support team provides our customers with extensive support services, including project management, hardware and software development, integration assistance, production control, global logistics and technical support. We provide training to our customers to help with the integration of our products and to create a first line of technical support following integration. We also work together with our distributors where appropriate to provide direct technical support and services when customers are unable to address technical problems in-house. We grant our customers comprehensive contractual warranties on our products, typically lasting for 24 months and in some cases up to 36 months. Statutory warranties also apply to our products. See "Risk Factors—We face risks relating to our contractual and statutory warranties."

Manufacturing and Suppliers

        As a fabless company, we outsource all of the manufacturing, assembly and testing of our products to a small number of contract manufacturers located in Asia and Europe, which allows us to operate a lean, more capital efficient operation. We control the sourcing of the components and materials used in our products by selecting and entering into agreements with various suppliers, including suppliers of the AMD, Freescale and Intel processors which our products incorporate. We work closely with our contract manufacturers throughout the manufacturing and integration process and oversee their product testing and quality control efforts. As part of this process, we have designed and developed functional test systems that are used at our facilities and by our contract manufacturers as part of our quality control efforts.

        To provide customers with assurance regarding the quality and consistency of our products, we obtained ISO 9001 : 2008 certification for our facilities in Deggendorf, Germany; Brno, Czech Republic; Plzeň, Czech Republic; Taipei, Taiwan; and San Diego, California, United States. ISO 9001 : 2008 provides a structure for a quality management system that strives for customer satisfaction, consistent quality and efficiency. In addition, there are internal benefits such as improved customer satisfaction, interdepartmental communications, work processes and customer and supplier partnerships. The ISO 9000 family of standards relates to quality management systems and is designed to help organizations ensure that they meet the needs of customers and other stakeholders. We require that our contract manufacturers have ISO 9000 certification and frequently audit them in accordance with those standards. We may also from time to time require our contract manufacturers to obtain specific ISO certifications or comply with other quality standards based on the needs of our customers.

Research and Development

        Our R&D efforts focus on maintaining and expanding our technical position by continually enhancing our embedded products and solutions. Our goal is to recognize industry trends and invest in R&D to create new products and standards that address evolving application and market requirements. We are working actively in leading positions in international consortiums to drive the development of future standards. As an executive member of the PCI Industrial Computer Manufacturers Group, and through a member of management who is on the board of the SGeT e.V. consortiums, we are currently working on the next generation specifications for COM Express, Qseven, Smart Mobility Architecture, or SMARC, and other initiatives.

        Our engineers work closely with our processor partners, our customers and our suppliers to determine the functional needs and technical specifications of new products that we develop. In addition, we have developed and continue to improve our modular BIOS software, and with our global software development team, which includes senior engineers with up to 30 years of experience in industrial PC and embedded technology, we are providing cutting edge solutions. We are working together with our processor partners, including Intel, on joint evaluation projects to enable new technologies.

        We currently have R&D centers in the Czech Republic, Germany, Taiwan and the United States. Our engineers at these centers work together as a global team, with competences in electrical and mechanical engineering and special expertise in embedded computer technology, high-speed digital signaling, extended temperature designs, high-density, high-speed PCB layout and BIOS and driver-level software development.

        As of December 31, 2014, our R&D staff consisted of 43 employees. Our R&D expenses were $4.8 million, $4.2 million and $2.8 million for the years ended December 31, 2014, 2013 and 2012, respectively. We expect to continue to invest in research and development in the future, and expect to fund the cost of these activities from current cash balances and funds generated from operations.

Intellectual Property

        We have developed and licensed-in proprietary technologies that are important to our success. Our products rely on trade secrets and know-how as well as, to a lesser extent, on trademarks, copyrights and other intellectual property rights. Many of our proprietary designs, technologies, models, processes and know-how are protected based on trade secret laws, confidentiality policies and procedures, proprietary rights agreements and other non-disclosure agreements. We also have entered into partnership and licensing agreements that are important to our business and impose restrictions on our use of certain intellectual property. We also own a limited number of utility models in Germany.

BIOS Licensing Agreements with AMI

        We use BIOS software to tailor and customize our products for many of our customers. We license BIOS software and have access to underlying source code from AMI. Under our software licensing agreement with AMI, as amended, we have a non-exclusive right to use, distribute and market certain AMI BIOS software for use with and, to the extent necessary, to manufacture, market, distribute and support certain products. We are able to use and modify the AMI BIOS source code under a separate source code access agreement, which, as amended, provides us with a non-exclusive right to use, modify and edit certain BIOS source code to develop certain products and provide maintenance support to certain end users. Many of our customers rely on our ability to modify the BIOS source code to meet their product requirements.

        Pursuant to these license and source code access agreements, we agreed to license the BIOS software and source code exclusively from AMI and granted AMI certain rights of first offer with respect to new business opportunities that we pursue. The software license agreement contains a royalty obligation based on a fee per unit sold basis and minimum annual order obligations that increase each year. The source code access agreement contains an obligation to pay annual license and maintenance fees based on fixed fees and percentage amounts. Both of these license agreements expire on July 31, 2019, unless earlier terminated for cause or renewed.

Competition

        We face competition in the design of embedded computing solutions from a number of sources globally, including our own customers, many of whom have the ability to design embedded computing solutions in-house utilizing their own internal resources. We also face competition from a large number of third-party competitors, including ADLink, Advantech, Kontron, MSC Technologies, Portwell, SECO and Technexion.

        As the market for embedded computing solutions grows, we may experience additional competition from companies that are currently our suppliers, customers and strategic partners, including contract manufacturers, electronic equipment manufacturers and processor partners, as well as from new entrants to the market. See "Risk Factors—Competition in the market for embedded computing solutions is intense. If we lose market share, our revenue and profitability may deteriorate."

Employees

        As of December 31, 2014, we had a total headcount of 174 employees, including trainees and temporary staff. Most of our employees focused on R&D (43 employees), sales and marketing (52 employees) and operations (34 employees) as of December 31, 2014. The rest of our employees focused primarily on general and administrative and other activities. We had a total headcount of 129 employees in EMEA (including 117 in Germany and 12 in the Czech Republic), 25 in APAC and 20 in the Americas as of December 31, 2014. As of December 31, 2013 and 2012, our total headcount was 160 and 139, respectively.

        None of our employees is a member of a labor union or is a party to a collective bargaining agreement. We consider our employee relations to be good and have never experienced a work stoppage.

Properties

        Information concerning our properties, all of which are leased office spaces, is set forth below as of December 31, 2014.

Location	Principal Use	Square Footage	Lease End Date
Deggendorf, Germany	Headquarters, R&D, sales and marketing, support, operations	30,040	January 1, 2025
San Diego, California, United States	Sales and marketing, support, administration	3,500	December 31, 2017
Taipei, Taiwan	Sales and marketing, support, customer service, logistics, administration	2,990	December 31, 2015
Taoyuan, Taiwan	R&D	1,770	November 9, 2017
Brno, Czech Republic	R&D	1,560	Indefinite
Plzeň, Czech Republic	R&D	1,470	Indefinite
Shanghai, China	Sales and support	1,180	March 31, 2016
Boca Raton, Florida, United States	R&D	1,180	July 31, 2016
Tokyo, Japan	Sales and support	960	October 6, 2015
West Burleigh, Australia	Sales and support	170	June 30, 2016

        We do not currently own any real property. We believe that our existing facilities are adequate for our current and foreseeable requirements. For further information about certain of our lease agreements, see "Certain Transactions."

Regulatory Matters

        We are subject to environmental, health and safety regulations in Germany, as well as in the countries where our products are used or sold.

Germany and the European Union

        Potential Liability for Products.    We may face product liability in the course of our business. Under general rules of the German Civil Code (Bürgerliches Gesetzbuch, or BGB), fault-based compensation (Schadensersatz) is to be paid for breach of contract or unlawful infringements of legally protected rights. This obligation does not only apply to our own acts, but may also extend to individuals that work or undertake tasks for us under Sections 278 and 831 BGB, including employees, independent contractors or other third parties that undertake work or services for us.

        Our Operations.    We do not maintain production facilities. However, occupational health and safety regulations, in particular as contained in the German Act on Occupational Safety (Arbeitsschutzgesetz) requiring employers to provide for their employees' safety, apply to our leased office space and the operations contained therein.

        Environmental Regulation.    Our products and solutions may fall within the scope of several EU environmental directives and regulations, including the Waste Electrical and Electronic Equipment, or

WEEE, directive (directive 2002/95/EC), the Restriction of the Use of certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS, directive (directive 2011/65/EC) and regulations regarding the registration, evaluation, authorization and restriction of chemicals, or REACH (Regulation 1907/2006).

        The WEEE directive promotes electronic waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources. It covers certain electrical and electronic equipment used by consumers and electronic equipment intended for professional use and requires that all covered electronic equipment placed for sale in the EU be appropriately labeled regarding waste disposal and imposes other obligations on us regarding the collection and recycling of waste of electrical and electronic equipment. The RoHS directive limits the concentration levels of a number of hazardous substances, including, among others, lead, mercury, cadmium and hexavalent chromium, in covered products and products containing electrical or electronic components that are distributed, sold or otherwise placed into commerce within the EU. In addition, both the WEEE directive and RoHS directive have been interposed into local law by EU member states resulting in certain variations in the implementation and enforcement of such rules by jurisdiction. REACH requires the registration of certain chemicals which are manufactured or imported in quantities of one ton or more per annum. Based on the type and quantity of the chemicals imported and the precautionary measures implemented in the use of such chemicals, various restrictions or authorization procedures may be required by REACH. Other jurisdictions outside the EU have adopted similar, although not identical restrictions on electrical and electronic equipment waste disposal, regulations governing certain hazardous substances in electrical and electronic equipment and chemicals manufactured or used in certain products.

Worldwide

        Our operations and the activities of our employees, contractors and agents around the world are subject to the laws and regulations of numerous countries, including the United States. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti-competition regulations, prohibitions on payments to governmental officials, import and trade restrictions and export requirements. Violations of these laws and regulations could result in fines, criminal sanctions against our officers, our employees, or us and may result in prohibitions on the conduct of our business. Any such violations could also result in prohibitions on our ability to offer our products and services in one or more countries and could materially damage our reputation, our ability to attract and retain employees, our business and our operating results.

        Our operations (particularly in those countries with developing economies) are also subject to risks of violations of laws prohibiting improper payments and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 and similar regulations in other jurisdictions. Although we intend to implement policies and procedures designed to ensure compliance with these laws, our employees, contractors and agents may take actions in violation of such policies. Any such violations, even if prohibited by our policies, could subject us to civil or criminal penalties or otherwise have an adverse effect on our business and reputation.

Legal Proceedings

        From time to time, we may be subject to various claims or legal, arbitral or administrative proceedings that arise in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Insurance

        We maintain comprehensive business liability insurance coverage (Betriebshaftpflichtversicherung) for our business operations. In addition, we have obtained directors and officers liability insurance, which covers expenses, capped at a certain amount, that our management and supervisory board members and our executive managers may incur in connection with their conduct as members of our management and supervisory boards or executive managers. We also maintain insurance policies/a group insurance policy for our employees covering occupational accidents, car insurance policies and a legal expenses insurance policy. We consider the insurance coverage we have to be adequate in light of the risks we face.

MANAGEMENT

Overview

        We are a German stock corporation (Aktiengesellschaft, or AG) with our registered offices in Germany. We are subject to German legislation on stock corporations, most importantly the German Stock Corporation Act (Aktiengesetz, or the AktG). In accordance with the AktG, our corporate bodies are the management board (Vorstand), the supervisory board (Aufsichtsrat) and the shareholders' meeting (Hauptversammlung). Our management and supervisory boards are entirely separate and, as a rule, no individual may simultaneously be a member of both boards.

        Our management board is responsible for the day-to-day management of our business in accordance with applicable laws, our articles of association (Satzung) and the management board's internal rules of procedure (Geschäftsordnung). Our management board represents us in our dealings with third parties.

        The principal function of our supervisory board is to supervise our management board. The supervisory board is also responsible for appointing and dismissing the members of our management board and representing us in connection with transactions between a current or former member of the management board and us.

        Under German law, members of both boards owe a duty of loyalty and care to us. In carrying out their duties, these members are required to exercise the standard of care of a prudent and diligent businessperson. If they fail to observe the appropriate standard of care, they may become liable to us.

        In carrying out their duties, the members of both boards may take into account a broad range of considerations when making decisions, including our interests and the interests of our shareholders, employees, creditors and, to a limited extent, the general public, while respecting the rights of our shareholders to be treated on equal terms. Additionally, the management board is responsible for implementing an internal monitoring system for risk management purposes.

        Our supervisory board has comprehensive monitoring responsibilities. To ensure that our supervisory board can carry out these functions properly, our management board must, among other duties, regularly report to our supervisory board regarding our current business operations and future business planning (including financial, investment and personnel planning). In addition, our supervisory board is entitled to request special reports from the management board at any time.

        Under German law, our shareholders have no direct recourse against the members of our management or supervisory boards if they have breached their duty of loyalty and care to us. Apart from insolvency or other special circumstances, only we have the ability to claim damages against the members of our two boards. We may waive these claims to damages or settle these claims only if at least three years have passed since any violation of a duty occurred and our shareholders approve the waiver or settlement at a shareholders' meeting with a simple majority of the votes cast; provided that shareholders who in the aggregate hold one-tenth or more of our share capital do not oppose the waiver or settlement and have their opposition formally recorded in the meeting's minutes by a German civil law notary.

        The following description, as far as it relates to our articles of association, is based on our articles of association, as adopted by our general shareholders' meeting on                                     , 2015.

Supervisory Board

        German law generally requires the number of members of our supervisory board to be divisible by three. Our supervisory board currently consists of three members. As we grow, our supervisory board may be required to include employee representatives subject to the provisions of the German One-Third Employee Representation Act (Drittelbeteiligungsgesetz), which applies to companies that have at least 500 employees, and the German Codetermination Act (Mitbestimmungsgesetz), which applies to companies that have at least 2,000 employees. As of January 1, 2016, 30% of the supervisory board members must be women in case the Company is a fully co-determined (voll mitbestimmungspflichtige) company, which requires that the company have at least 2,000 employees. Pursuant to recent German legislation on equal participation of women and men in executive positions in private enterprises, the Mutual Participation Law, listed German stock corporations are also obliged to set and disclose target figures for female representation on the supervisory board by September 30, 2015. Upon listing of our ADSs on NASDAQ, we would be considered a "listed company" for purposes of the Mutual Participation Law. There is no minimum level with respect to the target figures. These self-imposed targets must be implemented by June 30, 2017 at the latest. In the event that a stock corporation does not meet its targets until the end of the relevant term, such non-compliance must be explained in the annual report. The supervisory board of the Company intends to pass a supervisory board resolution by September 30, 2015 resolving that the target quota of women in the supervisory board, to be fulfilled by June 30, 2017, shall be         %.

        All of the members of our supervisory board will be elected by the shareholders' meeting in accordance with the provisions of the AktG. German law does not require the majority of our supervisory board members to be independent. The rules of procedure for our supervisory board, however, provide that the supervisory board should be composed of a majority of independent members. Under the supervisory board's rules of procedure, a board member is deemed to be independent if such member has no business or personal relationships with us or the management board that could constitute a conflict of interest.

        Under German law, a member of a supervisory board may be elected for a term of up to approximately five years, depending on the date of the annual general meeting at which such member is elected, which is the standard term of office. Reelection, including repeated reelection, is permissible. The shareholders' meeting may specify a term of office for individual members or all of the members of our supervisory board which is shorter than the standard term of office and, subject to statutory limits, may set different start and end dates for the terms of members of our supervisory board. The members of our supervisory board were elected to serve until our first ordinary shareholders' meeting that takes place in 2016 or the earlier election of new members to the board.

        The shareholders' meeting may, at the same time as it elects the members of the supervisory board, elect one or more substitute members. The substitute members replace members who cease to be members of our supervisory board and take their place for the remainder of their respective terms of office. Currently, no substitute members have been elected or have been proposed to be elected.

        Members of our supervisory board may be dismissed at any time during their term of office by a resolution of the shareholders' meeting adopted by a simple majority of the votes cast. In addition, any member of our supervisory board may resign at any time by giving one month's written notice of his or her resignation to the chairperson of our supervisory board (in case the chairperson resigns, such notice is to be given to the vice chairperson). Our supervisory board may agree upon a shorter notice period.

        Our supervisory board elects a chairperson and a vice chairperson from its members. The vice chairperson exercises the chairperson's rights and obligations whenever the chairperson is unable to do so.                                    were elected as members of our supervisory board. The members of our supervisory board have elected                    as chairperson and                as vice chairperson, each for the term of their respective membership on our supervisory board.

        The supervisory board meets at least twice during the first half and twice during the second half of each fiscal year. Our articles of association and the supervisory board's rules of procedure provide that a quorum of the supervisory board members is present if at least half of its members, but in any case no less than three members, participate in the vote. Members of our supervisory board are deemed present if they participate via telephone or video conference, subject to no other member of the supervisory board raising any objection to this type of participation. Any absent member may also participate in the voting by submitting his or her written vote through another member.

        Resolutions of our supervisory board are passed by the vote of a simple majority unless otherwise required by law, our articles of association or the rules of procedure of our supervisory board. In the event of a tie, the chairperson casts the tie-breaking vote.

        Our supervisory board is not permitted to make management decisions, but, in accordance with German law and in addition to its statutory responsibilities, it has determined that certain matters require its prior consent, including:

  •
  any material changes to our business strategy;
  •
  the purchase or sale of real estate or legal entities or the purchase, sale, creation, extension, reduction or termination of business activities, including tangible or intangible assets, if the relevant price or value, in each case, exceeds €500,000;
  •
  the purchase, sale or creation of participations, branch offices or joint ventures;
  •
  the conclusion or amendment of an agreement for or relating to borrowing, lending, underwriting guarantees or surety ships or assuming similar liabilities of an amount exceeding €500,000 in each case;
  •
  the conclusion or amendment of a consulting, advisory or other service agreements, if our costs or obligations associated with such agreement exceed €150,000 per year or €250,000 in the aggregate;
  •
  the conclusion or amendment of an operating lease, land lease or rental agreement in relation to real estate, buildings or similar objects, if our obligations associated with such agreement exceed €50,000 per year or €250,000 in the aggregate;
  •
  expenditures or capital investments exceeding €500,000 in each case;
  •
  any hiring, dismissal or modification of an employment agreement of any executive manager, provided that their aggregate cash remuneration (including cash bonuses) exceeds €150,000;
  •
  the opening of new or the termination of material existing business units (in particular, if the investment or the costs of the measure individually exceed €500,000);
  •
  any material change or amendment to our code of conduct;
  •
  the approval of our budget, including our investment budget as well as our related financing plan;
  •
  the conclusion or amendment of transactions between the Company and any member of the management board, as well as persons or companies associated with a member of the management board;
  •
  the grant of power of procuration (Prokura);
  •
  the sale, disposal or licensing of material intellectual property rights;
  •
  the conclusion, amendment or termination of agreements concerning risky financial transactions such as financial derivatives;
  •
  the creation, amendment or termination of employee stock option programs or virtual stock option programs, and
  •
  the cancellation of debt exceeding €75,000 per individual case.

        Our supervisory board may designate further types of actions requiring its approval.

        Section 2(2) of the rules of procedure of our supervisory board provides that a supervisory board member may not continue to serve on our supervisory board past his or her 70th birthday.

        The following table sets forth the names and functions of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year's general shareholders' meeting) and their principal occupations outside of our Company, as of            , 2015:

Name	Age	Term Expires	Principal occupation
(Chairperson)		2016*
(Vice Chairperson)		2016*
2016*

*
The date of the 2016 ordinary general shareholders' meeting.

        The business address of the members of our supervisory board is the same as our business address: congatec Holding AG, Auwiesenstrasse 5, 94469 Deggendorf, Germany. Our supervisory board has determined that all members of our supervisory board are independent under German law and the NASDAQ Stock Market Rules.

        The following is a brief summary of the prior business experience of the members of our supervisory board:

Supervisory Board Practices

        Decisions are generally made by our supervisory board as a whole; however, decisions on certain matters may be delegated to committees of our supervisory board to the extent permitted by law. The chairperson, or if he or she is prevented from doing so, the vice chairperson, chairs the meetings of the supervisory board and determines the order in which the agenda items are discussed, the method and order of the voting, any adjournment of the discussion and passing of resolutions on individual agenda items after a due assessment of the circumstances.

        In addition, under German law, each member of the supervisory board is obliged to carry out his or her duties and responsibilities personally, and such duties and responsibilities cannot be generally and permanently delegated to third parties. However, the supervisory board and its committees have the right to appoint third-party experts for the review and analysis of specific circumstances in accordance with its control and supervision duties under German law. For example, the supervisory board could retain an audit firm and/or legal counsel if it wants to investigate potentially illegal activities occurring in a foreign subsidiary. We will bear the costs for any such independent experts that are retained by the supervisory board or any of its committees.

        Pursuant to Section 107(3) of the AktG, the supervisory board may form committees from among its members and charge them with the performance of specific tasks. The committees' tasks, authorizations and processes are determined by the supervisory board. Where permissible by law, important powers of the supervisory board may also be transferred to committees.

        Under Article 7 of its rules of procedure, the supervisory board has established a Compensation and Nomination Committee and an Audit Committee.

Compensation and Nomination Committee

        Pursuant to our articles of association and the rules of procedure of our supervisory board, the Compensation and Nomination Committee prepares hiring and personnel decisions for approval by the supervisory board and performs the following functions:

  •
  preparation of the resolutions of the supervisory board regarding the conclusion, alteration and termination of service agreements of members of the management board within the framework of the compensation system adopted by the supervisory board;
  •
  preparation of the resolutions of the supervisory board to increase or reduce the compensation paid to the management board under Section 87 of the AktG;
  •
  preparation of the resolutions of the supervisory board regarding the framework of the compensation scheme of the management board, including its essential contractual elements, and providing the supervisory board with information necessary for it to review this compensation scheme on a regular basis;
  •
  representation of the company vis-à-vis former members of the management board under Section 112 of the AktG;
  •
  granting consent for secondary occupations (including the acceptance of seats on supervisory boards of other companies) and for other activities of management board members under Section 88 of the AktG;
  •
  approval of agreements with supervisory board members under Section 114 of the AktG; and
  •
  proposing suitable candidates as supervisory board members to the shareholders' meeting in case of elections of supervisory board members.

        The Compensation and Nomination Committee monitors the management board's adherence to the rules of procedure of the management board. The rules of procedure of the management board contain, among other duties, obligations for the management board to provide certain information to the Compensation and Nomination Committee.

        The Compensation and Nomination Committee will consist of three members of our supervisory board. All three members of our supervisory board will be members of the Compensation and Nomination Committee. Our supervisory board will determine whether each member of the Compensation and Nomination Committee satisfies the independence requirements of NASDAQ.

Audit Committee

        Our Audit Committee assists the supervisory board in overseeing the accuracy and integrity of our accounting and financial reporting processes and audits of our financial statements, the effectiveness of our internal control system and our compliance with legal and regulatory requirements, the independent auditors' qualifications and independence and the performance of the independent auditors.

        The Audit Committee's duties and responsibilities to carry out its purposes include, among others:

  •
  the review of our accounting processes;
  •
  the review of the effectiveness of our internal systems of control, risk management and compliance;
  •
  the review and the handling of matters and processes related to auditor independence;
  •
  the recommendation of the auditors for approval by the shareholders' meeting, the commissioning of the auditors to conduct the audit, agreeing on additional services to be provided by the auditors under the auditor's assignment, the establishment of the scope and the main review points of the audit, agreeing upon a fee with the auditors and oversight of the auditors' work (including resolution of disagreements with the auditors);
  •
  the preparation of the supervisory board's resolution on our financial statements;
  •
  reviewing our interim financial statements that are made public or otherwise filed with any securities regulatory authority;
  •
  discussing any flaws relating to our internal control systems, as reported by the supervisory board to the Audit Committee;
  •
  monitoring our bookkeeping and records; and
  •
  the establishment of procedures for (i) the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and (ii) the submission by our employees of concerns regarding questionable accounting or auditing matters.

        The Audit Committee will consist of three members of our supervisory board. All three members of our supervisory board will be members of the Audit Committee. Our supervisory board will determine whether each member of the Audit Committee satisfies the independence requirements of NASDAQ and the Exchange Act and whether the chairperson of the Audit Committee qualifies as an "audit committee financial expert" as defined under the Exchange Act.

        The chairperson of the Audit Committee shall be independent and shall, in particular, not be a former member of our management board whose appointment ended less than two years prior to his or her appointment as chairperson of the Audit Committee. Furthermore, the chairperson of the Audit Committee shall have special knowledge and experience in the application of accounting principles and internal control procedures and shall therefore qualify as an "audit committee financial expert" as defined under the Exchange Act.

Management Board

Overview

        Under the Company's articles of association, the management board must consist of one or more persons and the supervisory board determines the exact number of members of the management board. The supervisory board also appoints the chairperson and the deputy chairperson of the management board, if any. Currently, the management board consists of four members, with Jason Carlson appointed as

Chief Executive Officer, Gerhard Edi as Chief Technology Officer, Josef Wenzl as Chief Financial Officer and Matthias Klein as Chief Operating Officer.

        The members of our management board conduct the daily business of our Company in accordance with applicable laws, our articles of association and the rules of procedure for the management board. The management board is in general responsible for the management of our Company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, the management board has the responsibility for:

  •
  the preparation of our annual financial statements;
  •
  the making of a proposal to our shareholders' meeting on how our profits (if any) should be allocated (such proposal to be submitted simultaneously to the supervisory board); and
  •
  regular reporting to the supervisory board on our current operating and financial performance, our budgeting and planning processes and our performance under them and on future business planning (including strategic, financial, investment and personnel planning).

        The supervisory board can appoint the members of the management board for a maximum term of five years. Reappointment or extension, including a repeated reappointment or extension, of the term for up to five years is permissible. The supervisory board may revoke the appointment of a management board member prior to the expiration of his or her term for good cause only, such as for gross breach of fiduciary duties or if the shareholders' meeting passes a vote of no-confidence with respect to such member, unless the supervisory board deems the no-confidence vote to be clearly unreasonable. The supervisory board is also responsible for entering into, amending and terminating service agreements with the management board members and, in general, for representing us in disputes with the management board, both in and out of court.

        Pursuant to the Mutual Participation Law, listed German stock corporations are obliged to set and disclose target figures for female representation on the management board and in the two leadership levels below the management board by September 30, 2015. We intend to pass a supervisory board resolution by September 30, 2015 resolving that the target quota of women on the management board, to be fulfilled by June 30, 2017, shall be        %. Considering the organizational structure of the Company, the management board intends to pass a resolution by September 30, 2015 to determine that the two leadership levels below the management board are the following levels:                        and                                     , and that in such levels the following target quotas for the participation of women, which shall be reached by June 30, 2017, are        % and        %, respectively.

        According to our articles of association, as long as there are two or more management board members, either (i) two management board members or (ii) one management board member acting jointly with an authorized representative (Prokurist) have the authority to act on our behalf. The supervisory board may grant any management board member the right to represent us alone and may release any member of the management board from the restrictions on multiple representations under Section 181, 2nd Case of the BGB.

        Under the board member service agreements and by a special resolution of the supervisory board, all members of the management board were released from the restrictions imposed by Section 181, 2nd Case of the BGB. All members of the management board represent us as set out in our articles of association, i.e., either two management board members jointly or one management board member jointly with an authorized representative (Prokurist) have to act together when representing us.

        The rules of procedure for our management board provide for certain matters that require a resolution adopted by the management board, in addition to transactions for which a resolution adopted by the management board is required by law or required by our articles of association. Such resolutions include the following:

  •
  preparation of the management board's reporting to inform the supervisory board and quarterly and semi-annual reports as required by applicable capital market laws;
  •
  fundamental organizational measures, such as the conclusion of or amendment to domination and profit and loss transfer agreements (Section 291 et seqq. AktG), transformation measures within the meaning of the German Transformation of Companies Act (Umwandlungsgesetz), sale or acquisition of material company assets as well as issues of strategy and business planning as set out in Section 90 para. 1 no. 1 of the AktG;
  •
  measures related to the implementation and controlling of a monitoring system as described in Section 91 para. 2 of the AktG;
  •
  the issuance of the compliance statement pursuant to Section 161 para. 1 of the AktG;
  •
  the preparation of the consolidated and unconsolidated financial statements (including the management report on the Company's business situation) as well as comparable reports issued by the Company voluntarily or based upon capital market rules;
  •
  convening of the general shareholders' meeting and the management board's requests and proposals for resolutions to be dealt with and voted on at the meeting; or
  •
  matters with respect to which any member of the management board has requested a resolution by the management board.

        The management board has the authority to determine our business areas and operating segments and resolve upon the internal allocation of responsibility for certain business areas and operating segments among the various members of the management board by setting up a business responsibility plan (Geschäftsverteilungsplan). We have adopted a business responsibility plan assigning the following primary responsibilities to our members of the management board while all members of the management board continue to bear joint responsibility for the management of our Company:

        The Chief Executive Officer, Jason Carlson, has the following primary responsibilities: formulation and documentation of company strategy, formulation and documentation of organizational structure, management development, major investments, acquisitions and disposals and communications with investors.

        The Chief Technology Officer, Gerhard Edi, has the following primary responsibilities: technology, research and development, technology and intellectual property strategy and quality control.

        The Chief Financial Officer, Josef Wenzl, has the following primary responsibilities: finance and accounting, human resources, legal, compliance and communications with investors.

        The Chief Operating Officer, Matthias Klein, has the following primary responsibilities: operations, supply chain management, global sourcing, marketing and sales.

        Section 3(7) of the rules of procedure of our supervisory board provides that a management board member may not continue to serve on our management board past his or her 65th birthday.

Members of the Management Board

        The following table sets forth the names and functions of the current members of our management board, their ages and their terms as of August 11, 2015:

Name	Age	Term ends	Position
Jason Carlson	53	March 31, 2016*	Chief Executive Officer
Gerhard Edi	50	December 31, 2018	Chief Technology Officer
Josef Wenzl	55	December 31, 2018	Chief Financial Officer
Matthias Klein	40	December 31, 2018	Chief Operating Officer

*
If neither party terminates the service agreement by March 31, 2016, the service agreement shall be extended until March 31, 2018.

        The business address of the members of our management board is the same as our business address: congatec Holding AG, Auwiesenstrasse 5, 94469 Deggendorf, Germany.

        The following is a brief summary of the business experience of the members of our management board:

        Jason Carlson, born in 1962 in the United States, has been our Chief Executive Officer since June 2015. From July 2010 to January 2015, Mr. Carlson served as Chief Executive Officer of QD Vision, Inc., a nano-materials product company. He held previous roles as Chief Executive Officer of Semtech Corp., VP/GM Cirrus Logic, and Chief Executive Officer of AudioLogic Inc. He is currently also a member of the board of directors of Vicor Corporation, Inc., and was previously a member of the board of directors of Advanced Analogic Technologies. Mr. Carlson attended the University of Minnesota.

        Gerhard Edi, born in 1965 in Austria, has been our Chief Technology Officer since June 2015. From June 2007 until June 2015, Mr. Edi served as our Chief Executive Officer and has been with our Company since its founding. Mr. Edi graduated from Höhere Technische Bundeslehr- und Versuchsanstalt St. Pölten, Austria, with a degree in communications engineering.

        Josef Wenzl, born in 1959 in Germany, has been our Chief Financial Officer and Vice President of Finance & Administration since 2010 and became a member of our management board in 2015. Mr. Wenzl has served in several finance and general management roles at FORCE Computers, Solectron, Motorola and Emerson. Mr. Wenzl graduated from the University of Applied Sciences in Augsburg, Germany, with a degree in business and management.

        Matthias Klein, born in 1974 in Germany, has been our Chief Operating Officer since August 2014. From May 2013 to August 2014, Mr. Klein served as our Vice President of Operations. From 2009 to 2013, Mr. Klein was the Director of an electronic business unit for Zollner Elektronik AG. Mr. Klein graduated from Steinbeis University in Berlin, Germany, with a Bachelors of Business Administration degree focused on general management.

Compensation of Management Board and Supervisory Board Members

Compensation of Management Board Members

        We have entered into service agreements with the current members of our management board, which are described in more detail below. These agreements generally provide for an annual fixed compensation (base salary), an annual performance award (annual bonus) and a long-term performance award for a three-business-year period (long-term bonus). Jason Carlson has a target annual bonus of up to 36% of his yearly base salary for 2015 and 50% of his yearly base salary thereafter, and a target long-term bonus of up to 150% of his yearly base salary. Jason Carlson is also eligible for a one-time bonus of 36% of his base salary which is payable upon completion of this offering. Gerhard Edi has a target annual bonus of up to 67% of his yearly base salary for 2015 and 50% of his yearly base salary thereafter. Gerhard Edi is also eligible for a long-term bonus of up to 33% of his yearly base salary and a one-time bonus of up to 31% of his base salary which is payable upon completion of this offering. Josef Wenzl and Matthias Klein each have a target annual bonus of up to 62% of their yearly base salary for 2015 and 46% of their yearly base salary thereafter. Josef Wenzl and Matthias Klein are also eligible for long-term bonuses, with a target of up to 31% of their yearly base salary, and an additional one-time bonus of up to 35% of their yearly base salary which is payable upon completion of this offering. The performance targets of the annual and long-term bonuses consist of financial targets, such as revenue (including certain revenue growth), profitability and cash flow goals. In addition to the fixed and variable remuneration components, under the terms of their service agreements, the members of our management board are entitled to additional benefits (including company car arrangements, accident and director and officer liability insurance) and reimbursement of necessary and reasonable expenses.

        We believe that the service agreements between us and the members of our management board provide for payments and benefits (including upon termination of employment) that are in line with customary market practice for similar companies who are operating in our industry.

        In 2015, the four members of our management board are collectively entitled to receive total fixed compensation of up to €340,000, plus $160,000, which includes base salary and compensation relating to management positions. The four members of our management board are also collectively eligible to earn bonus payments of up to €260,000 plus $250,000. In 2014, Gerhard Edi and Matthias Klein, the two members of our management board who were in office during that time, received total compensation of €386,442, which included base salary, bonus payments and other compensation.

Service Agreements

        On June 23, 2015, congatec AG entered into a service agreement with Jason Carlson to serve as the Chief Executive Officer and as a member of the management board of congatec AG. The service agreement has an effective date of June 1, 2015 and has an initial term until March 31, 2016, during which time it can be terminated by either party upon one month's notice. If neither party terminates the service agreement by March 31, 2016, the service agreement shall be extended until March 31, 2018. During the extended term, the service agreement can be terminated by either party six months prior to the end of a calendar year. To the extent Mr. Carlson's employment with us terminates during a business year, he is entitled to a pro rata portion of his salary.

        On July 10, 2015, congatec AG entered into new service agreements with Gerhard Edi to serve as the Chief Technology Officer and a member of the management board, with Josef Wenzl to serve as the Chief Financial Officer and a member of the management board and with Matthias Klein to serve as Chief Operating Officer and a member of the management board. Each of these service agreements has an initial term until December 31, 2018 and may be terminated by either party six months prior to the end of a calendar year, provided that if service is terminated during a business year, the board member is entitled to a pro rata portion of his salary.

        None of the service agreements contain non-compete covenants that would apply after the agreements have been terminated. However, in case we wish to enter into such an agreement, each of the service agreements stipulate that the board member shall agree to a post-contractual non-compete covenant if he is paid 50% of his last average yearly salary (fixed and variable compensation).

        The service agreements were transferred from congatec AG to congatec Holding AG on                                    , 2015.

Compensation of Supervisory Board Members

        Under mandatory German law, the compensation of the first supervisory board of a German stock corporation can only be determined by the shareholders' meeting that occurs after such members' first year of service. Because the supervisory board appointed on                        , 2015 is our first supervisory board, the final consideration payable to supervisory board members will be decided at our annual general shareholders' meeting that will take place in                        2016.

        We plan to propose that the following remuneration system to our shareholders at our first annual general shareholders' meeting:

  •
  Ordinary members of the supervisory board shall receive a fixed remuneration in the amount of $35,000 per annum. The chairperson and vice chairperson of the supervisory board shall receive a higher fixed remuneration in the amount of $70,000 per annum and $52,500 per annum, respectively. The chairperson of the audit committee shall also receive a higher fixed remuneration in the amount of $52,500 per annum.
  •
  In case more than six meetings of the supervisory board are held during a calendar year, the members of the supervisory board will receive $5,000 for each additional physical meeting. Beyond this option, we will generally not pay fees for the attendance of supervisory board meetings.
  •
  The members of the supervisory board will be entitled to reimbursement of their reasonable, documented expenses (including, but not limited to, travel, board and lodging and telecommunication expenses).
  •
  Value added tax payable on their remuneration and expenses shall be added, as far as applicable.

        After its approval at our general shareholders' meeting in 2016, this proposed remuneration system will remain in force until it has been amended or terminated by our general shareholders' meeting.

Remuneration and Benefits in the Business Years 2013 and 2014

        The members of the supervisory board of congatec AG did not receive remuneration in the business years 2013 and 2014; they only received reimbursement for expenses.

Employee Stock Option Plans

        congatec AG has an existing incentive stock option plan that was implemented in 2011. As of December 31, 2014, company employees held 72,500 options to purchase ordinary shares of congatec AG under that plan. In addition, in connection with this offering, congatec Holding AG intends to implement a new equity incentive plan.

German Corporate Governance Code

        The German Corporate Governance Code, or Corporate Governance Code, was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended on May 5, 2015 and published in the German Federal Gazette (Bundesanzeiger) on June 12, 2015. The Corporate Governance Code contains recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and shareholders' meetings, the management and supervisory boards, transparency, accounting policies and auditing.

        There is no obligation to comply with the recommendations or suggestions of the Corporate Governance Code. The AktG requires only that the management board and supervisory board of a German listed company issue an annual declaration that either (i) states that the company has complied with the recommendations of the Corporate Governance Code or (ii) lists the recommendations that the company has not complied with and explains its reasons for deviating from the recommendations of the Corporate Governance Code (Entsprechenserklärung). In addition, a listed company is also required to state in this annual declaration whether it intends to comply with the recommendations or list the recommendations it does not plan to comply with in the future. These declarations have to be published permanently on the company's website. If the company changes its policy on certain recommendations between such annual declarations, it must disclose this fact and explain its reasons for deviating from the recommendations. Non-compliance with suggestions contained in the Corporate Governance Code need not be disclosed.

        Following our listing on NASDAQ, the Corporate Governance Code will apply to us and we will be required to issue the annual declarations described above.

        According to their respective rules of procedure, our management board and supervisory board will be obliged to comply with the Corporate Governance Code except for such provisions which they will have explicitly listed in their annual declaration and for which they will state that they do not comply with.

        In particular, we will adhere to the following significant recommendations of the Corporate Governance Code: (i) the supervisory board will establish a compensation and nomination committee (Vergütungs-und Nominierungsausschuss) and an audit committee (Prüfungsausschuss); (ii) the management board must keep the supervisory board closely informed, in particular with respect to measures which can fundamentally affect our financial situation; and (iii) significant management measures are subject to supervisory board approval.

        However, we expect to deviate from certain other recommendations and suggestions of the Corporate Governance Code in various respects. All deviations from the Corporate Governance Code recommendations will be published in the official annual declarations.

Code of Business Conduct and Ethics

        In connection with the consummation of this offering, we intend to adopt a written code of business conduct and ethics, or code of conduct, which will outline the principles of legal and ethical business conduct under which we do business. The code of conduct will apply to all of our supervisory board members, management board members and employees. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the code of conduct will be available on our website at www.congatec.com. This website address is included in this prospectus as an inactive textual reference only. The information and other content appearing on our website are not part of this prospectus. Any amendments or waivers from the provisions of the code of conduct for members of our supervisory or management boards will be made only after approval by the appropriate body and will be disclosed on our website promptly following the date of such amendment or waiver.

Differences between Our Corporate Governance Practices and Those Set Forth in the NASDAQ Stock Market Rules

        In general, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers such as us to follow home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules without having to seek individual exemptions from NASDAQ. A foreign private issuer making its initial U.S. listing on NASDAQ and following home country corporate governance practices in lieu of the corresponding corporate governance provisions of the NASDAQ Stock Market Rules must disclose in its registration statement or on its website any significant ways in which its corporate governance practices differ from those followed by U.S. companies under the NASDAQ Stock Market Rules. In addition, we also may qualify for certain exemptions under the NASDAQ Stock Market Rules as a foreign private issuer that may affect our corporate governance practices.

        The significant differences between the corporate governance practices that we follow and those set forth in the NASDAQ Stock Market Rules are described below:

  •
  NASDAQ Stock Market Rule 5605(b)(1) requires listed companies to have a majority of independent directors. There is no requirement under German law that the majority of members of a supervisory board be independent. The rules of procedure of our supervisory board provide that the supervisory board should be composed of a majority of independent members, though this is not a mandatory requirement. We intend to appoint a new supervisory board in connection with this offering and expect that all of the members will be independent.
  •
  NASDAQ Stock Market Rule 5605(e) requires all directors to be selected by the independent members of the supervisory board or a nominations committee and requires companies to have a written charter or board resolution addressing the nominations process. German law does not require a separate charter or board resolution addressing nominations. Instead, the responsibilities and authority of our Compensation and Nomination Committee are set forth in the rules of procedure of our supervisory board and in the applicable German laws.
  •
  NASDAQ Stock Market Rule 5605(d)(1) requires all companies listed on NASDAQ to have a written compensation committee charter. German law does not require a separate charter for a compensation committee. Instead, the responsibilities and authority of our Compensation and Nomination Committee are set forth in the rules of procedure of our supervisory board and in the applicable German laws.
  •
  NASDAQ Stock Market Rule 5605(c)(2)(A) requires each member of the audit committee of a listed company to be financially literate and also requires that at least one audit committee member have accounting or related financial management expertise. German law requires only that one supervisory board member have knowledge in the areas of accounting or auditing. Accordingly, the rules of procedure of our supervisory board stipulate that the chairperson of our Audit Committee shall have special knowledge and experience of the application of accounting principles and internal control procedures. The chairperson of the Audit Committee,                         , fulfills these requirements. Although we believe that all members of our Audit Committee are financially literate, neither German law, nor the rules of procedure of our supervisory board, require all members of our Audit Committee to be financially literate.
  •
  NASDAQ Stock Market Rule 5605(c)(1) requires all companies listed on NASDAQ to have a written audit committee charter. German law does not require a separate charter for an audit committee. Instead, the responsibilities and authority of our Audit Committee are set forth in the rules of procedure of our supervisory board and in the applicable German laws.
  •
  NASDAQ Stock Market Rule 5605(c) provides that the minimum quorum requirement for a meeting of shareholders is 33 1/3% of the outstanding ordinary shares. Neither German law nor our articles of association provide for a minimum participation for a quorum for our shareholders' meetings.

Share Ownership by Members of Supervisory Board and Management Board

Supervisory Board

        We intend to elect a new supervisory board prior to the consummation of this offering. We intend to elect supervisory board members who do not hold any shares or options to acquire shares in our Company.

Management Board

        Our Chief Technology Officer, Gerhard Edi, holds 19,960 of congatec AG's ordinary shares, which represented less than one percent of its ordinary shares as of July 22, 2015. After giving effect to the reorganization described in "Description of Share Capital—Incorporation of the Company" and this offering, Mr. Edi will hold        % of the ordinary shares of congatec Holding AG, assuming the underwriters do not exercise their option to purchase additional ADSs from the selling shareholders. The other members of our management board do not hold any shares.

CERTAIN TRANSACTIONS

        Since January 1, 2012, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our supervisory or management boards, executive officers, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in the "Management" and "Principal and Selling Shareholders" sections of this prospectus and the transactions we describe below.

Shareholders' Agreement

        On                , 2015, we entered into a shareholders' agreement with all of our shareholders. The shareholders' agreement defines the rights and obligations of the parties thereto as our shareholders and includes, among other things, voting and approval requirements, rights of first refusal, tag-along and drag-along rights and potential redemption procedures. The shareholders' agreement will automatically terminate upon the closing of our initial public offering.

Lease Agreements

Deggendorf, Germany Leases

        Our corporate headquarters in Deggendorf, Germany, is leased from entities owned by certain of our shareholders.

        Our premises at Auwiesenstrasse 5, 94469 Deggendorf, Germany, are leased from IBM Immobilien GbR, Teisnach, Germany. IBM Immobilien GbR is owned by three individuals, including Heinz Iglhaut, one of our significant shareholders, and Johann Mühlbauer, the spouse of Anita Mühlbauer, one of our significant shareholders. Payments made to IBM Immobilien GbR under the lease agreement were €148,068, €128,147 and €75,674 for the years ended December 31, 2014, 2013 and 2012, respectively.

        Our premises at Auwiesenstrasse 8, 94469 Deggendorf, Germany, are leased from IM Immobilien GbR, Deggendorf, Germany. IM Immobilien GbR is owned by Heinz Iglhaut and Johann Mühlbauer. Payments made to IM Immobilien GbR under the lease agreement were €73,729, €71,475 and €45,500 for the years ended December 31, 2014, 2013 and 2012, respectively.

Taiwan Leases

        Our premises in Taipei, Taiwan and Taoyuan, Taiwan are leased by our Taiwanese subsidiary from entities owned by Chao Ko Chung, the spouse of Lin Shu Wan, one of our significant shareholders.

        Our premises at 14F-2, No. 270, Sec 4, Zhongxiao E. Rd. 106 Taipei City, Taiwan, are leased by our Taiwanese subsidiary from JF Investment, Ltd. JF Investment, Ltd. is owned by Chao Ko Chung, the spouse of Lin Shu Wan. Payments made to JF Investment, Ltd. under the lease agreement were TWD 2,559,996 and TWD 213,333 for the years ended December 31, 2014 and 2013, respectively.

        Our former premises in Taoyuan, Taiwan were leased from EverFine by our Taiwanese subsidiary from January 1, 2013 to October 31, 2014. Payments made to EverFine under the lease agreement were TWD 142,857 and TWD 120,000 per month during the years ended December 31, 2014 and 2013, respectively. This lease agreement was terminated in November 2014.

Consultancy Agreements

Consultancy Agreement with Heinz Iglhaut

        We entered into a consultancy agreement with Heinz Iglhaut on April 1, 2005. The agreement provides for Heinz Iglhaut to render consultancy services to us regarding marketing, communication and sales. Payments made to Heinz Iglhaut under the consultancy agreement were €2,549, €9,371 and €21,118 for the years ended December 31, 2014, 2013 and 2012, respectively. The agreement was terminated on July 31, 2015.

Consultancy Agreement with Chao Ko Chung

        We entered into a consultancy agreement with Chao Ko Chung on July 1, 2015. The agreement provides for Chao Ko Chung to render consultancy services to our Taiwanese subsidiary regarding management, strategic planning, stakeholder relationships and other business consultation services. Under the terms of the agreement, Chao Ko Chung is entitled to payments of $4,000 per month from July 1, 2015 to December 31, 2015 and an amount to be determined for future periods.

        Chao Ko Chung was previously employed as the General Manager of our Taiwanese subsidiary. Payments made to Chao Ko Chung under his employment agreement were $211,386, $186,194 and $204,073 for the years ended December 31, 2014, 2013 and 2012, respectively. The employment agreement was terminated, effective on July 1, 2015. Pursuant to the terms of the termination agreement, Chao Ko Chung is entitled to additional payments of up to $70,000 prior to January 25, 2016.

Supply Chain Partnership

        We use EverFine, a related party, as one of our supply chain partners. EverFine, through the management of subcontractors that assemble and test our products, accounted for the vast majority of our purchase of goods for the years ended December 31, 2014, 2013 and 2012. EverFine's sales to us constitute a majority of EverFine's net sales. EverFine is a privately held Taiwan-based company controlled and operated by the Chao family, including Chao Ko Chung, a former General Manager of our Taiwanese subsidiary, and Lin Shu Wan, his spouse, a holder of 10.8% of our ordinary shares.

        We guarantee certain obligations of EverFine. Under the terms of a certificate of bond among congatec AG, one of our suppliers and EverFine, dated as of October 31, 2012, we granted a guarantee in favor of a supplier to secure EverFine's payment obligations to such supplier. The maximum amount of the guarantee is fixed at €1.5 million.

Service Agreements

        We have entered into service agreements with the members of our management board. See "Management—Compensation of Management Board and Supervisory Board Members—Service Agreements."

Indemnity and Cost Sharing Agreement

        In anticipation of this offering, we intend to enter into an indemnity and cost sharing agreement with the selling shareholders. Under this agreement, the selling shareholders will agree (i) to indemnify us from certain liability risks and (ii) to assume parts of the transaction costs, in each case arising out of or in connection with this offering and in proportion to their pro rata share of the secondary shares placed in this offering.

 PRINCIPAL AND SELLING SHAREHOLDERS

        Upon its incorporation, congatec Holding AG's sole shareholder was Heinz Iglhaut. Prior to the consummation of this offering, the current shareholders of congatec AG will become the new shareholders of congatec Holding AG, with the same pro rata participation as previously held in congatec AG. See "Description of Share Capital—Incorporation of the Company."

        The following table sets forth information, as of July 22, 2015, regarding the beneficial ownership of congatec AG's ordinary shares: (i) prior to the consummation of this offering, (ii) as adjusted to reflect the sale of our ADSs in this offering and (iii) in each case giving effect to the reorganization of congatec Holding AG prior to the consummation of this offering, for:

  •
  members of our supervisory board;
  •
  members of our management board;
  •
  members of our supervisory and management boards as a group;
  •
  each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares; and
  •
  the selling shareholders.

        The column entitled "Ordinary Shares Beneficially Owned Prior to this Offering—Percent" is based on 3,557,333 ordinary shares of congatec AG outstanding as of July 22, 2015. The columns entitled "Ordinary Shares Beneficially Owned After this Offering—Excluding Exercise of Option—Percent" and "Ordinary Shares Beneficially Owned After this Offering—Including Exercise of Option—Percent" are both based on                        ordinary shares to be issued by congatec Holding AG and outstanding immediately after the closing of this offering.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of July 22, 2015, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is c/o congatec Holding AG, Auwiesenstrasse 5, 94469 Deggendorf, Germany.

				Ordinary Shares Beneficially Owned After this Offering
	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Sold in this Offering
				Excluding Exercise of Option		Including Exercise of Option
	Number(1)	Percent(1)	Number	Number	Percent	Number	Percent
5% Shareholders:
Anita Mühlbauer(2)(3)	724,119	20.4%
Dr. Steffen Lehmann & Cie. GmbH(4)	484,828	13.6%
Heinz Iglhaut(5)	429,428	12.1%
Lin Shu Wan(6)	385,747	10.8%
Gertraud Iglhaut(7)	353,293	9.9%
Dr. Jens Neiser(3)(4)(8)	333,333	9.4%
Technologie Beteiligungsfonds Bayern II GmbH & Co. KG(9)	220,414	6.2%
Congatec Mitarbeiter Treuhand-UG(10)
Supervisory and Management Board Members:
Gerhard Edi	19,960	*
Jason Carlson	—	*
Matthias Klein	—	*
Josef Wenzl	—	*
All members of our supervisory and management boards as a group (7 persons):	19,960	*
Other Selling Shareholders:
Vetos GmbH(11)	61,621	1.7%
Tobias Mühlbauer(12)	19,960	*

*
Represents beneficial ownership of less than one percent (1%) of our outstanding ordinary shares.

(1)
Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)
The address of Anita Mühlbauer is Schusshütte 8, 93086 Wörth / Donau, Germany. Prior to the consummation of this offering, 584,967 of these shares will be transferred to M&N Holding UG&Co KG or, M&N Holding.

(3)
Prior to the consummation of this offering, 918,300 shares will be collectively transferred by Anita Mühlbauer and Dr. Jens Neiser to M&N Holding. Anita Mühlbauer's children will collectively own 63.7% of M&N Holding and Dr. Jens Neiser's children will collectively own 26.3% of M&N Holding. M&N UG, a German limited liability company, is the general partner of M&N Holding. Anita Mühlbauer and Dr. Jens Neiser, the managing directors of M&N UG, each have the sole power to vote, hold and dispose of ordinary shares held by M&N Holding. The address of M&N Holding is Kirchweg 8, 83627 Wargau, Germany.

(4)
Neiser Verwaltungs KG is the sole shareholder of Dr. Steffen Lehmann & Cie. GmbH. Dr. Jens Neiser and his spouse, Birgit Neiser, are the general partners and managing directors of Neiser Verwaltungs KG and Dr. Steffen Lehmann & Cie. GmbH and have the sole power to vote, hold and dispose of the ordinary shares held by Dr. Steffen Lehmann & Cie. GmbH. The address of Dr. Steffen Lehmann & Cie. GmbH is Kirchweg 8, 83627 Warngau, Germany.

(5)
Includes 51,641 shares held by Domino Beteiligungs GmbH. Heinz Iglhaut is the sole shareholder of Domino Beteiligungs GmbH and has the sole power to vote and dispose of the ordinary shares it holds. The address of Heinz Iglhaut and Domino Beteiligungs GmbH is Gaisbergstrasse 21, D-94469, Deggendorf, Germany.

(6)
The address of Lin Shu Wan is IIF-3, No. 422, Guang Fu South Road, Taipei 106, Taiwan.

(7)
The address of Gertraud Iglhaut, the spouse of Heinz Iglhaut, is Gaisbergstrasse 21, D-94469, Deggendorf, Germany.

(8)
The address for Dr. Jens Neiser is Reitham 13, 83627 Warngau, Germany. Prior to the consummation of this offering, all of these shares will be transferred to M&N Holding.

(9)
Technologie Beteiligungsfonds Bayern Verwaltungs GmbH is the general partner of Technologie Beteiligungsfonds Bayern II GmbH & Co. KG. The address of Technologie Beteiligungsfonds Bayern II GmbH & Co. KG is Ländgasse 135 a, 84028 Landshut, Germany.

(10)
The address of congatec Mitarbeiter Treuhand-UG is Schusshütte 21, 84469 Deggendorf, Germany. Heinz Iglhaut is the sole managing director of congatec Mitarbeiter Treuhand-UG, which is a trust pooling vehicle for current and former employees who are shareholders of congatec AG. congatec Mitarbeiter Treuhand-UG is acting as a trustee for these shareholders and has limited rights to vote and dispose of the shares held for the account of the trustors.

(11)
Georg Holzner is the general manager of Vetos GmbH and has the sole power to vote, hold and dispose of shares held by it. Vetos GmbH is jointly owned by Anita Mühlbauer's spouse and their children. The address of Vetos GmbH is Hofdorf, 93086 Wörth a. d. Donau, Germany.

(12)
The address of Tobias Mühlbauer, the son of Anita Mühlbauer, is Schusshütte 8, 93086 Wörth / Donau, Germany.

        As of July 22, 2015, congatec AG had 48 individual holders of record entered in its share register, only one of whom we believe to be a resident of the United States. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

        None of our shareholders will have different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

DESCRIPTION OF SHARE CAPITAL

        The following description is a summary of certain information relating to our share capital as well as certain provisions of our articles of association and the AktG. Unless stated otherwise, the description insofar as it relates to our articles of association is based on the amended version of our articles of association as of                 , 2015, which was registered in the commercial register on                , 2015. This summary does not purport to be complete and speaks as of the date of this prospectus. Copies of the articles of association will be publicly available from the commercial register (Handelsregister) of the local court (Amtsgericht) in Munich, Germany, electronically at www.unternehmensregister.de and as an exhibit to the registration statement of which this prospectus forms a part.

Share Capital

        As of the date of this prospectus, we have share capital registered in the commercial register in the amount of €            , which is divided into            ordinary registered shares (Namensaktien). All shares are no par-value shares (Stückaktien ohne Nennbetrag).

Incorporation of the Company

        congatec Holding AG was formed on June 30, 2015 and registered in the commercial register of the local court of Munich under number HRB 219746 on July 22, 2015. On            2015, all shareholders in congatec AG contributed their shares in congatec AG into congatec Holding AG. With this contribution, our share capital increased by way of contribution in kind (Sachkapitalerhöhung) from €50,006 by €             to €            by issuing            ordinary shares, each with a notional value of €1.00 per share, to the former shareholders in congatec AG as compensation for the contributions. The capital increase became effective as of            , 2015 upon registration in the commercial register of congatec Holding AG. With the contribution and the issuance of shares, congatec Holding AG became the sole shareholder of congatec AG and the former shareholders in congatec AG became the new shareholders in our Company with the same pro rata participation as previously held in congatec AG.

        Our business is conducted through congatec AG, registered in the commercial register of the local court of Deggendorf on December 30, 2004 under number HRB 2731, and its subsidiaries.

Form, Certification and Transferability of the Shares

        Our shares are in registered form. The form and contents of our share certificates, any dividend certificates, renewal certificates and interest coupons are determined by our management board with the approval of our supervisory board. A shareholder's right to certificated shares is excluded, to the extent permitted by law and to the extent certification is not required by the stock exchange on which the shares are admitted to trading. We are permitted to issue share certificates that represent one or more shares.

        All of our outstanding shares are no par-value ordinary registered shares. Under German law, if a resolution regarding a capital increase does not specify whether such increase will be in bearer or registered form, the new shares resulting from such capital increase will be no par-value ordinary registered shares by default. Any resolution regarding a capital increase may determine the profit participation of the new shares resulting from such capital increase.

        Our shares are freely transferable under German law, with the transfer of ownership governed by the rules of the relevant clearing system.

General Information on Capital Measures

        Pursuant to our articles of association, an increase of our share capital generally requires a resolution passed at our shareholders' meeting with both a simple majority of the share capital represented at the relevant shareholders' meeting and a simple majority of the votes cast. The shareholders at such meeting may authorize our management board to increase our share capital with the consent of our supervisory board within a period of five years by issuing shares for a certain total amount (Genehmigtes Kapital, or authorized capital), which is a concept under German law that enables us to issue shares without going through the process of obtaining a shareholders' resolution. The aggregate nominal amount of the authorized capital created by the shareholders may not exceed one-half of the share capital existing at the time of registration of the authorized capital with the commercial register.

        Furthermore, our shareholders may resolve to amend or create conditional capital (Bedingtes Kapital); however, they may do so only to issue conversion or subscription rights to holders of convertible bonds, in preparation for a merger with another company or to issue subscription rights to employees and members of the management of our company or of an affiliated company by way of a consent or authorization resolution. According to German law, the aggregate nominal amount of the conditional capital created at the shareholders' meeting may not exceed one-half of the share capital existing at the time of the shareholders' meeting adopting such resolution. The aggregate nominal amount of the conditional capital created for the purpose of granting subscription rights to employees and members of the management of our company or of an affiliated company may not exceed 10% of the share capital existing at the time of the shareholders' meeting adopting such resolution.

        According to German law, any resolution pertaining to the creation of authorized or conditional capital requires the vote of at least three-quarters of the share capital represented at the relevant shareholders' meeting and a simple majority of the votes cast. The shareholders may also resolve to increase the share capital from company resources by converting capital reserve and profit reserves into share capital. Pursuant to our articles of association, any resolution pertaining to an increase in share capital from company resources requires the vote of a simple majority of the share capital represented at the relevant shareholders' meeting and a simple majority of the votes cast.

        Any resolution relating to a reduction of our share capital requires the vote of at least three-quarters of the share capital represented at the relevant shareholders' meeting as well as a simple majority of the votes cast according to mandatory German law.

Changes in Our Share Capital during the Last Three Fiscal Years

        As of July 22, 2015, our share capital as registered with the commercial register amounted to €50,006. Since then, our share capital has changed as follows:

  •
  In the course of the capital increase against contributions in kind consisting of the shares in congatec AG, congatec Holding AG increased its share capital from €50,006 by €3,507,327 to €                 by issuing                 ordinary shares on            , 2015, each with a notional value of €1.00 per share, to the shareholders in congatec AG as consideration for the contribution of the congatec AG shares.
  •
  By resolution of the shareholders' meeting of congatec Holding AG expected to be held on            , 2015, the share capital is expected to be increased against contribution in cash from €3,557,333 to up to €            by issuing            ordinary shares, each with a notional value of €1.00 per share, under exclusion of the statutory subscription rights of the shareholders. It is anticipated that the implementation of this capital increase will be registered with the commercial register on or about                , 2015. The shares that are issued within this capital increase shall, as represented by ADRs, form part of this offering.

Authorized Capital

        Our authorized capital as of the date of this prospectus amounted to €            and was created by the resolution of our shareholders' meeting on                , 2015. Under this authorized capital, the management board is authorized, subject to the consent of the supervisory board, to increase the company's share capital by up to €            through one or more issuances on or before                by issuance of

new no par-value shares against cash contributions and/or contributions in kind. With the consent of the supervisory board, the management board is authorized to exclude the shareholders' subscription rights in the following circumstances:

  •
  to exclude fractional amounts resulting from the subscription ratio from the statutory subscription right of the shareholders;
  •
  in the case of increases of the share capital against contributions in kind, in particular, but without limitation, to acquire companies, divisions of companies or interests in companies; or
  •
  in the case that the increase of the share capital is against contributions in cash, and provided that the issue price of the new shares is not substantially lower (as defined in the AktG) than the stock exchange price for our shares of the same class and having the same conditions already listed at the time of the final determination of the issue price (for this purpose, the market price may also be considered the market price of an ADS listed on NASDAQ divided by the number of our shares or multiplied by the fraction of our shares represented by an ADS, as the case may be), and further provided that the amount of the share capital represented by the shares issued under the exclusion of the statutory subscription right granted pursuant to German law does not exceed 10% of the share capital at the time of this authorization coming into effect or being exercised. The 10% threshold shall include new or treasury shares of our company which are issued or transferred during the term of this authorized capital on another legal basis under the exclusion of the statutory subscription rights granted pursuant to German law.

Subscription Rights

        According to the AktG, every shareholder is generally entitled to subscription rights (commonly known as preemptive rights) to any new shares issued within the framework of a capital increase, including convertible bonds, bonds with warrants, profit-sharing rights or income bonds in proportion to the number of shares he or she holds in the corporation's existing share capital. Under German law, these rights do not apply to shares issued out of conditional capital. A minimum subscription period of two weeks must be provided for the exercise of such subscription rights.

        Under German law, the shareholders' meeting may pass a resolution excluding subscription rights if at least three-quarters of the share capital represented adopts the resolution. To exclude subscription rights, the management board must also make a report available to the shareholders justifying the exclusion and demonstrating that the company's interest in excluding the subscription rights outweighs the shareholders' interest in having them. In addition to approval by the general shareholders' meeting, the exclusion of subscription rights requires a justification. The justification must be based on the principle that our interest in excluding subscription rights outweighs the shareholders' interest in their subscription rights and may be subject to judicial review. Accordingly, under German law, the exclusion of subscription rights upon the issuance of new shares is permitted, in particular, if we increase the share capital against cash contributions, if the amount of the capital increase does not exceed 10% of the existing share capital and the issue price of the new shares is not significantly lower than the market price of our shares (for this purpose, the market price may also be considered the market price of an ADS listed on NASDAQ divided by the number of our shares or the fraction of one of our shares represented by an ADS, as the case may be).

        The authorization of the management board to issue convertible bonds or other securities convertible into shares must be limited to a period not exceeding five years as of the respective shareholder resolution.

Shareholders' Meetings, Resolutions and Voting Rights

        Pursuant to our articles of association, shareholders' meetings may be held at our registered offices, at the registered seat of a German stock exchange or in a German city with more than 100,000 inhabitants. In general, shareholders' meetings are convened by our management board. The supervisory board is additionally required to convene a shareholders' meeting in cases where this is required under binding statutory law (i.e., if this is in the best interest of our company). In addition, shareholders who, individually or as a group, own at least 5% of our share capital may request that our management board convene a shareholders' meeting. If our management board does not convene a shareholders' meeting upon such a request, the shareholders may petition the competent German court for authorization to convene a shareholders' meeting.

        Pursuant to our articles of association, the convening notice for a shareholders' meeting must be made public at least 36 days prior to the meeting. Shareholders who, individually or as a group, own at least 5% or €500,000 of our share capital may require that modified or additional items be added to the agenda of the shareholders' meeting and that these items be published before the shareholders' meeting takes place.

        Under German law, our annual general shareholders' meeting must take place within the first eight months of each fiscal year. Among other things, the general shareholders' meeting is required to decide on the following issues:

  •
  appropriation and use of annual net income;
  •
  discharge or ratification of the actions taken by the members of our management board and our supervisory board;
  •
  the approval of our statutory auditors;
  •
  increases or decreases in our share capital;
  •
  the election of supervisory board members; and
  •
  to the extent legally required, the approval of our financial statements.

        Each share carries one vote at a shareholders' meeting.

        Our articles of association provide in Article 19 that the resolutions of the shareholders' meeting are adopted by a simple majority of the votes cast. To the extent required by law, certain resolutions may have to be approved by a simple majority of share capital represented at the meeting, in addition to the majority of votes cast.

        Neither German law nor our articles of association provide for a minimum participation for a quorum for our shareholders' meetings.

        Under German law, certain resolutions of fundamental importance require the vote of at least three-quarters of the share capital present or represented in the voting at the time of adoption of the resolution. Resolutions of fundamental importance include, in particular, capital increases with exclusion of subscription rights, capital decreases, the creation of authorized or conditional share capital, the dissolution of a company, a merger into or with another company, split-offs and split-ups, the conclusion of inter-company agreements (Unternehmensverträge) as defined in the AktG (in particular control agreements (Beherrschungsverträge) and profit and loss transfer agreements (Ergebnisabführungsverträge)), and a change of the legal form of a company.

Dividend Rights

        Under German law, distributions of dividends on shares for a given fiscal year are generally determined by a process in which the management board and supervisory board submit a proposal to our annual general shareholders' meeting held in the subsequent fiscal year and such annual general shareholders' meeting adopts a resolution.

        German law provides that a resolution concerning dividends and distribution thereof may be adopted only if the company's unconsolidated financial statements prepared in accordance with German law show net retained profits. In determining the profit available for distribution, the result for the relevant year must be adjusted for profits and losses brought forward from the previous year and for withdrawals from or transfers to reserves. Certain reserves are required by law and must be deducted when calculating the profit available for distribution.

        Shareholders participate in profit distributions in proportion to the number of shares they hold. Dividends on shares resolved by the general shareholders' meeting are paid annually, shortly after the general shareholders' meeting, in compliance with the rules of the respective clearing system. Dividend payment claims are subject to a three-year statute of limitation in the company's favor.

Liquidation Rights

        Apart from liquidation as a result of insolvency proceedings, we may be liquidated only with a vote of the holders of at least three-quarters of the share capital represented at the shareholders' meeting at which such a vote is taken. If we are liquidated, any assets remaining after all of our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings in accordance with German statutory law. The AktG provides certain protections for creditors which must be observed in the event of liquidation.

Authorization to Acquire Our Own Shares

        We may not acquire our own shares unless authorized by the shareholders' meeting or in other very limited circumstances as set out in the AktG. Shareholders may not grant a share repurchase authorization lasting for more than five years. The AktG generally limits repurchases to 10% of our share capital and resales must generally be made either on a stock exchange, in a manner that treats all shareholders equally, or in accordance with the rules that apply to subscription rights relating to a capital increase.

        The shareholders' meeting adopted a resolution on                , 2015 authorizing the management board, for a period until                , subject to the consent of the supervisory board and provided it complies with the legal requirement of equal treatment, to purchase our shares in an amount up to 10% of our total share capital. The shares may be purchased by means of a purchase on a stock exchange or an offer to all shareholders in one or more tranches and may be used for any purpose permitted by law. The management board is authorized to redeem the purchased shares without further resolution by the shareholders' meeting. The management board is also authorized to sell the purchased shares in other ways than a sale on a stock exchange or an offer to all shareholders under full or partial exclusion of the statutory subscription rights of the shareholders with the supervisory board's consent as follows: (i) to exclude shareholders' subscription rights for fractional amounts, (ii) by selling the purchased shares against consideration, (iii) by selling the purchased shares against cash consideration, if the consideration is not significantly lower than the market price at the time of the sale and (iv) to satisfy our obligations from option or conversion rights or conversion obligations (or combinations of these instruments) which grant a conversion or option right or an obligation to convert.

Squeeze-Out of Minority Shareholders

        Under German law, the shareholders' meeting of a stock corporation may resolve upon request of a shareholder that holds at least 95% of the share capital that the shares held by any remaining minority shareholders be transferred to this shareholder against payment of "adequate cash compensation" (Ausschluss von Minderheitsaktionären). This amount must take into account the full value of the company at the time of the resolution, which is generally determined using the future earnings value method (Ertragswertmethode).

Objects and Purposes of Our Company

        Our business purpose, as described in Section 2 of our articles of association, is the development, design, manufacturing, distribution and sale of computer technology, in particular computer systems in the area of embedded computing technology as well as the development and the distribution of related software and the execution of all measures that are related thereto.

        We may engage in all business activities which serve, directly or indirectly, our business purpose. In particular, we are allowed to invest in, acquire interests in and dispose of other companies, and to establish domestic and foreign branch offices and subsidiaries. Furthermore, we may enter into agreements with our affiliates and third parties against consideration in the context of acting as a management holding company or operational holding company by way of direct or indirect corporate governance, management and administration of our affiliates.

Registration of the Company with Commercial Register

        We are a German stock corporation that is organized under the laws of Germany. On July 22, 2015, our company was registered in the commercial register of Munich, Germany under the number HRB 219746.

 DESCRIPTION OF AMERICAN DEPOSITARY SHARES

        Citibank, N.A., or Citibank, has agreed to act as the depositary for the American Depositary Shares. Citibank's depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citigroup Global Markets Deutschland AG, located at Reuterweg 16, 60323 Frankfurt, Germany.

        We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement will be filed with the SEC prior to effectiveness of the registration statement of which this prospectus forms a part under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC's website at www.sec.gov. Please refer to Registration Number 333-             when retrieving such copy.

        We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

        Each ADS represents the right to receive            of an ordinary share on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. Owners of ADSs will be able to exercise beneficial ownership interests in the deposited property only through the registered holders of the ADSs, by the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and by the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

        If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of Germany, which may be different from the laws in the United States.

        In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

        As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

        As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the "direct registration system," or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the DRS, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The DRS includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

        As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date, after deduction of the applicable fees, taxes and expenses under the terms of the deposit agreement.

Distributions of Cash

        Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of Germany.

        The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

        The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Ordinary Shares

        Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

        The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

        No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

        Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

        The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

        The depositary will not distribute the rights to you if:

  •
  we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;
  •
  we fail to deliver satisfactory documents to the depositary; or
  •
  it is not reasonably practicable to distribute the rights.

        The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

        Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional ADSs, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

        The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

        If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Germany would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

        Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

        If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

        The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

        The depositary will not distribute the property to you and will sell the property if:

  •
  we do not request that the property be distributed to you or if we ask that the property not be distributed to you;
  •
  we do not deliver satisfactory documents to the depositary; or
  •
  the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

        The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

        Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

        The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. Under the terms of the deposit agreement, any proceeds will be reduced by any fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

        The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in notional, nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

        If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

        Upon the completion of this offering, the share certificates representing the ordinary shares that are being offered for sale by us and the selling shareholders pursuant to this prospectus will be deposited with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue the ADSs to the underwriters named in this prospectus.

        After the closing of this offering, the depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and German legal considerations applicable at the time of deposit.

        The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

        When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

  •
  the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.
  •
  all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.
  •
  you are duly authorized to deposit the ordinary shares.
  •
  the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).
  •
  the ordinary shares presented for deposit have not been stripped of any rights or entitlements.

        If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

        As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

  •
  ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;
  •
  provide such proof of identity and genuineness of signatures as the depositary deems appropriate;
  •
  provide any transfer stamps required by the State of New York or the United States; and
  •
  pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

        To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

        As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian's offices. Your ability to withdraw the ordinary shares may be limited by U.S. and German considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

        If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

        You will have the right to withdraw the securities represented by your ADSs at any time except for:

  •
  temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders' meeting or a payment of dividends;
  •
  obligations to pay fees, taxes and similar charges; or
  •
  restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

        The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

        As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the section entitled "Description of Share Capital—Shareholders' Meetings, Resolutions and Voting Rights" in this prospectus.

        At our request, the depositary will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

        If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder's ADSs in accordance with such voting instructions.

        Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

        As an ADS holder, you will be required to pay the following service fees:

Service		Fees
(1)	Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions described in (4) below)	Up to U.S. 5¢ per ADS issued
(2)	Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
(3)	Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
(4)	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights to purchase additional ADSs.	Up to U.S. 5¢ per ADS held
(5)	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
(6)	ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

        Certain of the depositary fees and charges (such as the ADS Services fee) may become payable shortly after the closing of the offering of ADSs.

        As an ADS holder you will also be responsible to pay certain charges such as:

  •
  taxes (including applicable interest and penalties) and other governmental charges;
  •
  such registration fees as may from time to time be in effect for the registration of ordinary shares or other Deposited Securities (as defined in the deposit agreement) on the share register and applicable to transfers of ordinary shares or other Deposited Securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
  •
  such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing ordinary shares or withdrawing Deposited Securities or of the holders and beneficial owners of ADSs;
  •
  the expenses and charges incurred by the depositary in the conversion of foreign currency;
  •
  such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, Deposited Securities, ADSs and ADRs; and
  •
  the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of Deposited Property (as defined in the deposit agreement).

        Fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs and by the brokers (on behalf of their clients) delivering the ADSs for cancellation. The brokers in turn charge these fees to their clients. Fees payable in connection with distributions of cash or securities to ADS holders and the ADS services fee are charged to the holders of record of ADSs as of the applicable ADS record date.

        The fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary.

        In the event of refusal to pay the fees and charges set forth above, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or set off the amount of such fees and charges from any distribution to be made to the ADS holder.

        Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

        The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time.

Amendments and Termination

        We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

        You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

        We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

        After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities or other property held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

        The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

        The deposit agreement limits our obligations and the depositary's obligations to you. Please note the following:

  •
  we and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith;
  •
  the depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement;
  •
  the depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares or other property held in respect of the ADSs, for the validity or worth of the ordinary shares or other property held in respect of the ADSs, for any tax consequences that result from the ownership of ADSs, ordinary shares or other property held in respect of the ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice, for any action of or failure to act by, or any information provided or not provided by, DTC or any DTC participant or for any action of or failure to act by a successor depositary;
  •
  we and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement;
  •
  we and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision of a present or future law or regulation (including applicable rules of NASDAQ) or by reason of any present or future provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control;
  •
  we and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit;
  •
  we and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information;
  •
  we and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you;
  •
  we and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties;
  •
  we and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement; and
  •
  no disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Pre-Release Transactions

        Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker/dealers ADSs before receiving a deposit of ordinary shares or release ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as "pre-release transactions" and are entered into between the depositary and the applicable broker/dealer. The depositary will normally limit the aggregate size of pre-release transactions to 30% of the ADSs outstanding, provided, however, that the depositary may disregard such limit in its discretion. The deposit agreement imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

        You will be responsible for any taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution any taxes and governmental charges payable by holders and may sell any and all property on deposit to pay any taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

        The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the respective holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

        The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

        If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

  •
  convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;
  •
  distribute the foreign currency to holders for whom the distribution is lawful and practical; or
  •
  hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have            ADSs outstanding, representing approximately        % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we intend to apply to list the ADSs on NASDAQ, we cannot assure you that a regular trading market will develop in the ADSs. We do not intend to list our ordinary shares on a trading market and therefore do not expect that a trading market will develop for our ordinary shares not represented by the ADSs. Furthermore, since no ordinary shares or ADSs will be available for sale by our shareholders after the completion of this offering because of the contractual and legal restrictions on resale described below, sales of substantial numbers of ADSs in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

        We, the members of our management and supervisory boards, certain of our current shareholders and the selling shareholders have agreed to certain restrictions on our and their ability to sell additional ADSs or ordinary shares for a period of 180 days after the date of this prospectus. We and they have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any ADSs or ordinary shares, options or warrants to acquire ADSs or ordinary shares, or any related security or instrument, without the prior written consent of Stifel, Nicolaus & Company, Incorporated. The agreements provide exceptions for, among other things, sales to underwriters pursuant to the underwriting agreement. For more information, see "Underwriting."

Rule 144

        In general, under Rule 144 under the Securities Act as in effect on the date of this prospectus, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their ordinary shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell ordinary shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their ordinary shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of ordinary shares immediately upon consummation of this offering without regard to whether current public information about us is available.

        Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is an affiliate of ours and who has beneficially owned "restricted" ordinary shares for at least six months, as measured by applicable SEC rules, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted ordinary shares within any three-month period that does not exceed the greater of:

  •
  1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately             ordinary shares immediately after this offering; and
  •
  the average weekly trading volume of our ADSs on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales of restricted ordinary shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also requires that affiliates relying on Rule 144 to sell ordinary shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

        In addition, in each case, these ordinary shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

        Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold outside the United States without registration in the United States being required.

Rule 701

        Under Rule 701 under the Securities Act, ordinary shares acquired upon the exercise of options or pursuant to other rights granted under a written compensatory stock or option plan or other written agreement in compliance with Rule 701 may be resold, by:

  •
  persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject only to the manner-of-sale provisions of Rule 144; and
  •
  our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Equity Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act after the consummation of this offering to register all ordinary shares issued or issuable pursuant to equity incentive plans of congatec Holding AG. We expect to file the registration statements covering such ordinary shares shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

 EXCHANGE CONTROLS AND LIMITATIONS AFFECTING SHAREHOLDERS

        There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the EU. Restrictions currently exist with respect to, among others, Belarus, Congo, Egypt, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Ivory Coast, Lebanon, Liberia, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia and Zimbabwe.

        For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) in case the sum of claims against, or liabilities payable to, non-residents or corporations exceeds €5,000,000 (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements.

 TAXATION

        The following discussion describes certain material U.S. and German tax consequences of acquiring, owning and disposing of the ADSs. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase ADSs by any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers that are generally assumed to be known by investors. In particular, this discussion does not address tax considerations applicable to a U.S. holder (as defined in "—U.S. Taxation" below) that may be subject to special tax rules, including, without limitation, dealers or traders in securities, notional principal contracts or currencies, financial institutions, insurance companies, U.S. expatriates and inverted companies, certain stapled companies, tax-exempt organizations, tax-deferred or other retirement accounts, regulated investment companies, real estate investment trusts, a person that holds ADSs as part of a hedge, straddle, conversion or other integrated transaction for tax purposes, a person that purchases or sells ADSs as part of a wash sale for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, a person subject to the U.S. alternative minimum tax, a person who does not hold the ADSs as capital assets for tax purposes, or a person that owns or is deemed to own 10% or more of the company's stock. In addition, the discussion does not address tax consequences to an entity treated as a partnership (or other pass-through entity) for U.S. federal income tax purposes that holds ADSs. Prospective purchasers that are partners in a partnership holding ADSs should consult their own tax advisors.

German Taxation

        The following discussion describes the material German tax consequences of acquiring, owning and disposing of the ADSs. With the exception of the subsection "—Taxation of Holders Tax Resident in Germany" below, which provides an overview of dividend taxation to holders that are residents of Germany, this discussion applies only to U.S. treaty beneficiaries (defined below) that acquire ADSs in the offering.

        This discussion is based on German tax laws, including, but not limited to, circulars issued by German tax authorities, which are not binding on the German courts, and the Treaty (defined below). It is based upon tax laws in effect at the time of filing of this prospectus (August 2015). These laws are subject to change, possibly on a retroactive basis. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion.

        In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs.

        Prospective holders of ADSs should consult their own tax advisors regarding the German tax consequences of the purchase, ownership and disposition of ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation.

German Taxation of ADSs

        This subsection "German Taxation of ADSs" is the opinion of Dechert LLP insofar as it relates to legal conclusions with respect to matters of applicable German tax law as in effect on the effective date of the Registration Statement of which this prospectus forms a part.

  General

        As of the date hereof, no published German tax court cases exist as to the German tax treatment of ADRs or ADSs. However, based on the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013, reference number IV C 1-S2204/12/10003, or the "ADR Tax Circular," for German tax purposes, the ADSs should represent a beneficial ownership interest in the underlying shares of the Company and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends would accordingly be attributable to holders of the ADSs for tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are stored at a domestic depository for the ADS holders). Furthermore, holders of the ADSs should be treated as beneficial owners of the capital of the Company with respect to capital gains (see below in section "—German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs"). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is unclear whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. For the purpose of this German tax section it is assumed that the ADSs qualify as ADRs within the meaning of the ADR Tax Circular.

  Taxation of Holders Not Tax Resident in Germany

        The following discussion describes the material German tax consequences for a holder that is a U.S. treaty beneficiary of acquiring, owning and disposing of the ADSs. For purposes of this discussion, a "U.S. treaty beneficiary" is a resident of the United States for purposes of the Agreement between the Federal Republic of Germany and United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008), hereinafter referred to as the "Treaty," who is fully eligible for benefits under the Treaty.

        A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

  •
  the beneficial owner of the ADSs (and the dividends paid with respect thereto);
  •
  a U.S. holder;
  •
  not also a resident of Germany for German tax purposes; and
  •
  not subject to the limitation on benefits (i.e., anti-treaty shopping) article of the Treaty that applies in limited circumstances.

        Special rules apply to pension funds and certain other tax-exempt investors.

        This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. treaty beneficiary carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed.

        General Rules for the Taxation of Holders Not Tax Resident in Germany.    Non German resident holders of ADSs are subject to German taxation with respect to German source income (beschränkte Steuerpflicht). According to the ADR Tax Circular income from the shares should be attributed to the holder of the ADSs for German tax purposes. As a consequence, income from the ADSs should be treated as German source income.

        The full amount of a dividend distributed by the Company to a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany is subject as a matter of principal to (final) German withholding tax at an aggregate rate of 26.375%. The amount of the relevant taxable income is based on the gross amount in Euro; any currency differences shall be irrelevant.

        German withholding tax is withheld and remitted to the German tax authorities by the disbursing agent (i.e., the German credit institution, financial services institution, securities trading enterprise or securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds or administers the underlying shares in custody and disburses or credits the dividend income from the underlying shares or disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or disburses such dividend income to a foreign agent or the central securities depository (Wertpapiersammelbank) in terms of the German Depositary Act (Depotgesetz) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.

        Pursuant to the Treaty, the German withholding tax may not exceed 15% of the dividends received by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application. For example, for a declared dividend of 100, a U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax including solidarity surcharge). The U.S. treaty beneficiary is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100). As a result, the U.S. treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. However, investors should note that it is unclear how the German tax authorities will apply the refund process to dividends on the ADSs with respect to non-German resident holders of the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule (as described below in section "—Withholding Tax Refund for U.S. Treaty Beneficiaries").

        German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs.    The capital gains from the disposition of the ADSs realized by a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany would be treated as German source income and be subject to German tax if such holder at any time during the five years preceding the disposition, directly or indirectly, owned 1% or more of the Company's share capital, irrespective of whether through the ADSs or shares of the Company. If such holder had acquired the ADSs without consideration, the previous owner's holding period and quota would be taken into account.

        However, U.S. treaty beneficiaries are eligible for treaty benefits under the Treaty (as described above in the section "—Taxation of Holders Not Tax Resident in Germany"). Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax even under the circumstances described in the preceding paragraph and therefore should not be taxed on capital gains from the disposition of the ADSs.

        German statutory law requires the disbursing agent to levy withholding tax on capital gains from the sale of ADSs or other securities held in a custodial account in Germany. With regard to the German taxation of capital gains, disbursing agent means a German credit institution, a financial services institution, a securities trading enterprise or a securities trading bank (each as defined in the German Banking Act and, in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. The German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains.

        However, a circular issued by the German Federal Ministry of Finance, dated October 9, 2012, reference number IV C 1-S2252/10/10013, provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-resident holder owns 1% or more of the share capital of a German company. While circulars issued by the German Federal Ministry of Finance are only binding on the German tax authorities but not on the German courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such circulars. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the unlikely event that the disbursing agent did not follow the abovementioned guidance. In this case, the U.S. treaty beneficiary should be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty (as described below in the section "—Withholding Tax Refund for U.S. Treaty Beneficiaries").

        Withholding Tax Refund for U.S. Treaty Beneficiaries.    U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty (as described above in Section "—Taxation of Holders Not Tax Resident in Germany"). Accordingly, U.S. treaty beneficiaries are entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax on dividends that exceeds the applicable Treaty rate. However, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule according to section 50d para. 3 of the German Income Tax Act (Einkommensteuergesetz). Generally, this rule requires that the U.S. treaty beneficiary (in case it is a non-German resident company) maintains its own administrative substance and conducts its own business activities. In particular, a foreign company has no right to a full or partial refund to the extent persons holding ownership interests in the company would not be entitled to the refund if they derived the income directly and the gross income realized by the foreign company is not caused by the business activities of the foreign company, and there are either no economic or other considerable reasons for the interposition of the foreign company, or the foreign company does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the foreign company's principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the foreign company is subject to the provisions of the German Investment Tax Act (Investmentsteuergesetz). Whether or not and to which extent the anti-avoidance treaty shopping rule applies, has to be analyzed on a case by case basis taking into account all relevant tests. In addition, the interpretation of these tests is disputed and to date no published decisions of the German Federal Finance Court (Bundesfinanzhof—BFH) exist in this regard.

        Due to the legal structure of the ADSs, only limited guidance of the German tax authorities exists on the practical application of this procedure with respect to the ADSs.

  Taxation of Holders Tax Resident in Germany

        This subsection provides an overview of dividend taxation with regard to the general principles applicable to the Company's holders that are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a residence (Wohnsitz) or a habitual abode (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, it has its place of management (Geschäftsleitung) or registered office (Sitz) in Germany.

        The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between ADSs held as private assets (Privatvermögen) and ADSs held as business assets (Betriebsvermögen).

        ADSs as Private Assets (Privatvermögen).    If the ADSs are held as private assets by a German tax resident, dividends and capital gains are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375%), which is levied in the form of withholding tax (Kapitalertragsteuer). The holder is taxed on gross personal investment income (including dividends or gains with respect to ADSs), less the saver's tax-free allowance of €801 for an individual or €1,602 for a married couple and a registered civil union (eingetragene Lebenspartnerschaft) filing taxes jointly. The deduction of expenses related to the investment income (including dividends or gains with respect to ADSs) is generally not possible for private investors. Private investors can apply to have their investment income assessed in accordance with the general rules on determining an individual's tax bracket if this would result in a lower tax burden. In this case, the holder will be taxed on gross personal investment income, less the saver's tax-free allowance of €801 (€1,602 for a married couple and a registered civil union filing jointly), without deduction of income related expenses actually incurred. If tax is initially withheld, it will be credited against the amount of personal income tax assessed against the holder.

        Losses resulting from the disposal of ADSs can only be offset by capital gains from the sale of any shares (Aktien) and other ADSs. If, however, a holder directly or indirectly held at least 1% of the share capital of the company at any time during the five years preceding the sale, 60% of any capital gains resulting from the sale are taxable at the holder's personal income tax rate (plus 5.5% solidarity surcharge thereon). Conversely, 60% of any capital losses are recognized for tax purposes.

        ADSs as Business Assets (Betriebsvermögen).    In case the ADSs are held as business assets, the taxation depends on the legal form of the holder (i.e., whether the holder is a corporation or an individual). Irrespective of the legal form of the holder, dividends are subject to the aggregate withholding tax rate of 26.375%. The withholding tax is credited against the respective holder's final (corporate) income tax liability. To the extent the amount withheld exceeds the income tax liability, the withholding tax will be refunded, provided that certain requirements are met.

        Special rules apply to credit institutions (Kreditinstitute), financial services institutions (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies, and pension funds.

        With regard to holders in the legal form of a corporation, dividends and capital gains are in general effectively 95% tax exempt from corporate income tax (including solidarity surcharge). However, with regard to dividends (not to capital gains), the 95% corporate income tax exemption only applies if the corporation holds at least 10% of the share capital in the company at the beginning of the calendar year. To the extent the ADSs and/or share of 10% or more of the Company have been acquired during a calendar year, the acquisition will be deemed to be made at the beginning of the calendar year.

        Dividends are fully subject to trade tax (Gewerbesteuer), unless the holder holds at least 15% of the share capital in the company at the beginning of the tax assessment period. In the latter case, effectively 95% of the dividends are also exempt from trade tax. Capital gains, however, are, irrespective of the size of the shareholding, 95% exempt from trade tax.

        Business expenses actually incurred in connection with the dividends and capital gains might not be tax deductible for corporate income and trade tax purposes except if certain requirements are met.

        Losses from the sale of ADSs are generally not tax deductible for corporate income tax and trade tax purposes.

        With regard to individuals holding ADSs as business assets, 60% of dividends and capital gains are taxed at the individual's personal income tax rate (plus 5.5% solidarity surcharge thereon). Correspondingly, only 60% of business expenses related to the dividends and capital gains as well as losses from the sale of ADSs are principally deductible for income tax purposes.

U.S. Taxation

        The following discussion describes the material U.S. federal income tax consequences that are relevant with respect to the acquisition, ownership and disposition of the ADSs by U.S. holders and non-U.S. holders (under the respective headings below) and is the opinion of Dechert LLP insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law as in effect on the effective date of the Registration Statement of which this prospectus forms a part. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, Internal Revenue Service, or IRS, rulings and pronouncements, and judicial decisions all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. It does not provide a complete analysis of all potential tax considerations. For example, the summary does not describe the effect of the U.S. federal estate and gift tax laws or the effects of any foreign, state or local laws that may be applicable to a holder.

        For purposes of this summary, a "U.S. holder" is a beneficial owner of ADSs that for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. A "non-U.S. holder" is a beneficial owner of ADSs, other than a partnership or entity treated as a partnership, that is not a U.S. holder.

        If a partnership (including an entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) holds ADSs, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder of ADSs that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S federal income and estate tax consequences of purchasing, owning and disposing of the ADSs.

        In general, a holder of ADSs should be treated as the owner of our ordinary shares for U.S. federal income tax purposes. Holders should consult their own tax advisers concerning the tax consequences of converting ADSs to ordinary shares.

        Each prospective holder of ADSs should consult its own tax advisors regarding the U.S. federal, state and local or other tax consequences of acquiring, owning and disposing of the company's ADSs in light of their particular circumstances. U.S. holders should also review the discussion under "—German Taxation of ADSs" for the German tax consequences to a U.S holder of the ownership of the ADSs.

U.S. Holders

        This subsection describes the tax consequences to a U.S. holder. If you are not a U.S. holder, this subsection does not apply to you and you should refer to "—Non-U.S. Holders" below.

Distributions

        Under the United States federal income tax laws, and subject to the PFIC rules discussed below, the gross amount of any distribution that is actually or constructively received by a U.S. holder with respect to its ADSs will be a dividend includible in gross income of a U.S. holder as ordinary income to the extent the amount of such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of such U.S. holder's adjusted tax basis in its ADSs, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of the ADSs. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income should be taxable to you at a preferential rate (rather than the higher rates of tax generally applicable to items of ordinary income) provided that you are not under any obligation to make related payments with respect to positions in substantially similar or related property, you hold our ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and your risk of loss with respect to the

ADSs is not otherwise diminished. If we are a PFIC (as discussed below under "—Additional United States Federal Income Tax Consequences—PFIC Rules"), distributions paid by us with respect ADSs will not be eligible for the preferential income tax rate. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.

        You must include the gross amount of any dividend payment with respect to our ADSs in income without reduction for German taxes withheld from the dividend payment even though you do not in fact receive the amount associated with the withheld German tax. The gross amount of the dividend is taxable to you when you receive the dividend, actually or constructively. We expect that dividends paid on our ADSs will not be eligible for the dividends-received deduction generally available to corporate U.S. holders.

        Subject to applicable limitations, some of which vary depending upon a U.S. holder's particular circumstances, German taxes withheld from dividends on the ADSs can be claimed as a credit against the U.S. holder's U.S. federal income tax liability. For purposes of the U.S. foreign tax credit rules, dividends with respect to our ADS should constitute income from sources outside of the United States and should generally be passive income for purposes of computing the foreign tax credit allowable to the U.S. holder. The amount of the qualified dividend income, if any, paid to a U.S. holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. holder's U.S. foreign tax credit limitation must be reduced by the rate differential portion of the dividend. Prospective investors should consult their own tax advisors regarding the implications of the foreign tax credit provisions for them, in light of their particular situation. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any German income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

        The gross amount of any dividend paid in foreign currency will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date the dividend distribution is includable in the U.S. holder's income, regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt by the depositary, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution, less the sum of any encumbrance assumed by the U.S. holder.

  U.S. Taxation of Sale or Other Disposition

        Subject to the discussion below under "—Additional United States Federal Income Tax Consequences—PFIC Rules," a U.S. holder will generally recognize a gain or loss for U.S. federal income tax purposes upon the sale or other disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or other disposition and the U.S. holder's tax basis in such ADSs. Such gain or loss generally will be capital gain or loss. Capital gain of a non-corporate U.S. holder recognized on the sale or other disposition of ADSs held for more than one year is generally eligible for a reduced rate of taxation. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

  Redemption

        A redemption of ADSs by us will be treated as a sale of the redeemed ADSs by the U.S. holder or as a distribution to the U.S. holder (which is taxable as described above under "—Distributions").

  Additional United States Federal Income Tax Consequences

        PFIC Rules.    Special adverse U.S. federal income tax rules apply to U.S. holders owning shares of stock in a PFIC. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs: (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition.

        Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from the disposition of assets that produce passive income. Any cash we hold, including the cash raised in this offering, generally will be treated as held for the production of passive income for the purpose of the PFIC test, and any income generated from cash or other liquid assets generally will be treated as passive income for such purpose. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

        If we were to be treated as a PFIC, except as otherwise provided by election regimes described below, a U.S. Holder would be subject to special adverse tax rules with respect to (i) "excess distributions" received on our ADSs and (ii) any gain recognized upon a sale or other disposition (including a pledge) of our ADSs. A U.S. holder would be treated as if it had realized such gain and certain "excess distributions" ratably over its holding period for our ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain and "excess distribution" were allocated, together with an interest charge in respect of the tax attributable to each such year. Special rules apply for calculating the amount of the foreign tax credit with respect to "excess distributions" by a PFIC.

        With certain exceptions, a U.S. holder's ADSs will be treated as stock in a PFIC if we were a PFIC at any time during the U.S. holder's holding period in its ADSs, even if we are not currently a PFIC.

        Dividends that a U.S. holder receives from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC, either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

        In general, if a U.S. holder owns stock in a PFIC that is treated as "marketable stock," the U.S. holder may make a mark-to-market election. If a U.S. holder makes this election, the U.S. holder will not be subject to all of the PFIC rules described above. Instead, in general, the U.S. holder will include as ordinary income the excess, if any, of the fair market value of its ADSs at the end of the taxable year over the U.S. holder's adjusted basis in its ADSs. Similarly, any gain realized on the sale, exchange or other disposition of the ADSs will be treated as ordinary income, and will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ADSs over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). A U.S. holder's basis in the ADSs will be adjusted to reflect any such income or loss amounts.

        A U.S. holder may in certain circumstances also mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a QEF if the PFIC complies with certain reporting requirements.

However, in the event that we are or become a PFIC, we do not intend to comply with such reporting requirements necessary to permit U.S. holders to elect to treat us as a QEF.

        U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to their investment in our ADSs and the elections discussed above.

        Medicare Tax.    Certain U.S. holders who are individuals, estates and trusts will be required to pay an additional 3.8% tax on some or all of their "net investment income," which generally includes dividend income and net gains from the disposition of our ADSs. U.S. holders should consult their own tax advisors regarding the applicability of this additional tax on their particular situation.

        Information with Respect to Foreign Financial Assets.    Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with respect to such assets on their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. holders are urged to consult their tax advisors regarding the application of these rules to their ownership of the ADSs.

        Information with Respect to Interests in PFICs.    If we are were to be treated as a PFIC, owners of our ADSs (including, potentially, indirect owners) would be required to file an information report with respect to such interest on their tax returns, subject to certain exceptions. U.S. holders are urged to consult their tax advisors regarding the application of these rules to their ownership of the ADSs.

        Backup Withholding and Information Reporting.    Backup withholding and information reporting requirements will generally apply to certain payments to U.S. holders of dividends on ADSs. We, our agent, a broker or any paying agent, may be required to withhold tax from any payment that is subject to backup withholding unless the U.S. holder (1) is an exempt payee, or (2) provides the U.S. holder's correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. holders by a broker upon a sale of our ADSs will generally be subject to backup withholding and information reporting. If the sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either backup withholding or information reporting. This exception may not apply if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

        Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. holder of ADSs under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. holder, provided the required information is timely furnished to the IRS. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the U.S. holder's income tax liability by filing a refund claim with the IRS. Prospective investors should consult their own tax advisors as to their qualification and procedure for exemption from backup withholding.

Non-U.S. Holders

        This subsection describes the tax consequences to a non-U.S. holder. If you are a U.S. holder, this subsection does not apply to you.

  General

        If you are a non-U.S. holder of our ADSs, you generally will not be subject to U.S. federal income tax or withholding tax on dividends or gain realized on the sale, redemption, retirement or other taxable disposition of our ADSs unless:

  •
  such dividend or gain is effectively connected with your conduct of a trade or business in the United States and, to the extent an applicable income tax treaty so provides, is attributable to a permanent establishment in the United States, or
  •
  in the case of gain, you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist, in which case you will be subject to a flat 30% U.S. federal income tax on any gain recognized (except to the extent otherwise provided by an applicable income tax treaty), which may be offset by certain U.S. losses.

        If dividend income or gain is effectively connected with your conduct of a trade or business in the United States (and if applicable, attributable to a permanent establishment), you generally will be taxed in the same manner as a U.S. holder with respect to such dividend or gain, except to the extent otherwise provided under an applicable income tax treaty. In addition, if you are a corporate non-U.S. holder, you may also be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of your effectively connected earnings and profits attributable to such dividend or gain.

  FATCA Withholding on Payments to Certain Foreign Entities

        Sections 1471 through 1474 of the Code (provisions commonly referred to as "FATCA") generally impose withholding of 30% on certain payments to certain foreign entities (including financial intermediaries) unless various U.S. information reporting, diligence requirements (that are in addition to, and potentially significantly more onerous than, the requirement to deliver an IRS Form W-8BEN or IRS Form W-8BEN-E) and certain other requirements have been satisfied. Such payments generally include fixed or determinable annual or periodical payments (such as dividends) from U.S. sources and gross proceeds from the sale or other disposition on or after January 1, 2017 of any property of a type which can produce U.S.-source interest or dividends (such as ADSs). There can be no assurance that we or the depositary will be able to comply with the relevant requirements under FATCA, or that it or an intermediary financial institution would not be required to deduct FATCA withholding from payments on the ADSs.

  Backup Withholding and Information Reporting

        We, our agent, a broker or any paying agent, may be required to withhold tax from any payment to a non-U.S. holder that is subject to backup withholding unless the non-U.S. holder certifies under penalties of perjury its non-U.S. status on a duly executed IRS Form W-8BEN or W-8BEN-E, as applicable, or otherwise establishes that it is exempt from backup withholding and information reporting (provided that neither we nor our agent have actual knowledge that the non-U.S. holder is a United States person or that the conditions of any other exemptions are not in fact satisfied). Payments made to non-U.S. holders upon the sale of our ADSs outside the United States by a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, unless the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business. Payment of the proceeds of a sale of our ADSs by a U.S. office of a broker will be subject to both backup withholding and information reporting unless the non-U.S. holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld from a payment to a non-U.S. holder of ADSs under the backup withholding rules can be credited against any U.S. federal income tax liability of the non-U.S. holder, provided the required information is timely furnished to the IRS. A

non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the non-U.S. holder's U.S. federal income tax liability by filing a refund claim with the IRS. Prospective investors should consult their own tax advisors as to their qualification and procedure for exemption from backup withholding.

German Inheritance and Gift Tax (Erbschaft-und Schenkungsteuer)

        The following discussion describes the material German inheritance and gift tax consequences of acquiring, owning and disposing of the ADSs, This discussion is based on German tax laws, including, but not limited to, circulars issued by German tax authorities, which are not binding on the German courts, and the United States-Germany Inheritance and Gifts Tax Treaty (defined below). It is based upon tax laws in effect at the time of preparation of this prospectus (July 2015). These laws are subject to change, possibly on a retroactive basis. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion. In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German inheritance and gift tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs.

        This subsection "German Inheritance and Gift Tax (Erbschaft-und Schenkungsteuer)" is the opinion of Dechert LLP insofar as it relates to legal conclusions with respect to matters of applicable German inheritance and gift tax law as in effect on the effective date of the Registration Statement of which this prospectus forms a part.

        It is unclear whether the German inheritance or gift tax applies to the transfer of the ADSs as the ADR Tax Circular does not refer explicitly to the German Inheritance and Gift Tax Act. However, if German inheritance or gift tax is applicable to the ADSs, then under German domestic law, the transfer of the ADSs would be subject to German gift or inheritance tax if, among other things:

  (a)
  the decedent or donor or heir, beneficiary or other transferee (i) maintained his or her residence or a habitual abode in Germany or had its place of management or registered office in Germany at the time of the transfer, (ii) is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person's household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), or

  (b)
  at the time of the transfer, the ADSs are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed, or

  (c)
  the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the company and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.

        Under the Agreement between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts as of December 21, 2000 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungsteuern in der Fassung vom 21. Dezember 2000), hereinafter referred to as the "United States-Germany Inheritance and Gifts Tax Treaty," a transfer of ADSs by gift or upon death is not subject to German inheritance or gift tax if the donor or the transferor is domiciled in the United States, within the meaning of the United States-Germany Inheritance and Gift Tax Treaty, and is neither a citizen of Germany nor a former citizen of Germany and, at the time of the transfer, the ADSs are not held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed.

        Notwithstanding the foregoing, in case the heir, transferee or other beneficiary (i) has, at the time of the transfer, his or her residence or habitual abode in Germany, or (ii) is a German citizen who has spent no more than five (or, in certain circumstances, ten) consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person's household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (or special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), the transferred ADSs are subject to German inheritance or gift tax.

        If, in this case, Germany levies inheritance or gift tax on the ADSs with reference to the heir's, transferee's or other beneficiary's residence in Germany or his or her German citizenship, and the United States also levies federal estate tax or federal gift tax with reference to the decedent's or donor's residence (but not with reference to the decedent's or donor's citizenship), the amount of the U.S. federal estate tax or the U.S. federal gift tax, respectively, paid in the United States with respect to the transferred ADSs is credited against the German inheritance or gift tax liability, provided the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, does not exceed the part of the German inheritance or gift tax, as computed before the credit is given, which is attributable to the transferred ADSs. A claim for credit of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, may be made within one year of the final determination (administrative or judicial) and payment of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, provided that the determination and payment are made within ten years of the date of death of the decedent or of the date of the making of the gift by the donor. Similarly, U.S. state-level estate or gift taxes are also creditable against the German inheritance or gift tax liability to the extent that U.S. federal estate or gift tax is creditable.

        The Federal Constitutional Court (Bundesverfassungsgericht) has declared parts of the German inheritance or gift tax to be unconstitutional in its decision dated December 17, 2014. Therefore, the German legislator will have to reform the inheritance or gift tax with the consequence that also the treatment of ADSs might change.

UNDERWRITING

        Stifel, Nicolaus & Company, Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of the ADSs set forth opposite their respective names below:

Name	Number of ADSs
Stifel, Nicolaus & Company, Incorporated
Needham & Company, LLC
Canaccord Genuity Inc.
JMP Securities LLC
Total

        The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the ADSs listed above if any are purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        The underwriters expect to deliver the ADSs to purchasers on or about                        , 2015.

Option to Purchase Additional American Depositary Shares

        The selling shareholders intend to grant an option to the underwriters, exercisable for 30 days from the date of this prospectus, to purchase up to a total of                        ADSs from them at the initial public offering price, less the underwriting discount payable by them, based on the assumptions set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional ADSs in proportion to their respective commitments set forth in the table above on a pro rata basis from the selling shareholders based on the total number of ADSs available for sale by the selling shareholders pursuant to the underwriters' option to purchase additional ADSs.

Determination of Offering Price

        Prior to this offering, there has been no public market for the ADSs. The initial public offering price will be determined through negotiations between us and the representative. In addition to currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company, the factors to be considered in determining the initial public offering price will include:

  •
  our results of operations;
  •
  our current financial condition;
  •
  our future prospects;
  •
  our management;
  •
  the economic conditions in and future prospects for the industry in which we compete; and
  •
  other factors we deem relevant.

        We cannot assure you that an active or orderly trading market will develop for the ADSs or that the ADSs will trade in the public markets subsequent to this offering at or above the initial public offering price.

Commissions and Discounts

        The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $            per ADS to other dealers specified in a master agreement among underwriters who are members of the Financial Industry Regulatory Authority, Inc., or FINRA. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. The ADSs are offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

        The following table summarizes the compensation to be paid to the underwriters by us and the selling shareholders and the proceeds, before expenses, payable to us and the selling shareholders:

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholders (assuming no exercise of the underwriters' option)	$	$
Proceeds, before expenses, to the selling shareholders (assuming full exercise of the underwriters' option)	$	$

        We estimate that our total expenses in connection with this offering, excluding underwriting discounts and commissions, will be $            , all of which will be paid by us. We have also agreed to reimburse the underwriters up to $            for certain of their expenses and application fees incurred in connection with, and clearance of the offering by, FINRA.

Indemnification of Underwriters

        We and the selling shareholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we or the selling shareholders, as applicable, will contribute to payments the underwriters may be required to make in respect of those liabilities. We will also indemnify the underwriters for losses if ADSs (other than those purchased pursuant to the underwriters' option) are not delivered to the underwriters' accounts on the initial settlement date.

No Sales of Similar Securities

        The members of our management and supervisory boards, certain of our shareholders and the selling shareholders are subject to lock-up restrictions pursuant to which they may not offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase or otherwise encumber, dispose of or transfer, grant any rights with respect to, directly or indirectly, any shares, ADSs or other share capital or securities convertible into or exchangeable for shares, ADSs or other share capital, enter into a transaction which would have the same effect or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the shares, ADSs or other share capital, whether such aforementioned transaction is to be settled by delivery of the shares or ADSs or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap hedge or other arrangement without, in each case, the prior written consent of Stifel, Nicolaus & Company, Incorporated for a period of 180 days after the date of this prospectus, subject to specified limited exceptions for, among other things, sales to the underwriters pursuant to the underwriting agreement. Stifel, Nicolaus & Company, Incorporated, in its sole discretion, may release any of the securities subject to these restrictions at any time, which, in the case of officers and directors, shall be with notice.

        We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Stifel, Nicolaus & Company, Incorporated, offer, sell or otherwise dispose of any shares or ADSs, except for the ADSs offered in this offering, the shares issuable upon exercise of options, warrants and convertible securities outstanding on the date of this prospectus and other specified limited exceptions.

Listing

        We intend to apply to list the ADSs on NASDAQ under the symbol "CONG."

Short Sales, Stabilizing Transactions and Penalty Bids

        In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short Sales

        Short sales involve the sales by the underwriters of a greater number of ADSs than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters' option to purchase additional ADSs from the selling shareholders in this offering. The underwriters may close out any covered short position by either exercising their option or purchasing shares in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through their option.

        Naked short sales are any short sales in excess of such option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing Transactions

        The underwriters may make bids for or purchases of the ADSs for the purpose of pegging, fixing or maintaining the price of the ADSs, so long as stabilizing bids do not exceed a specified maximum.

Penalty Bids

        If the underwriters purchase ADSs in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those ADSs as part of this offering. Stabilization and syndicate covering transactions may cause the price of the ADSs to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the ADSs if it discourages presales of the ADSs.

        The transactions above may occur on NASDAQ or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the ADSs. If these transactions are commenced, they may be discontinued without notice at any time.

Discretionary Sales

        The underwriters have informed us that they do not expect to confirm sales of the ADSs offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments including bank loans for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Notice to Residents of the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;
  •
  to fewer than 100, or if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive (2010/73/EU) 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or
  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Residents of the United Kingdom

        This document is only being distributed to, and is only directed at (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 as amended, or the Order, (ii) persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Order; or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Residents of Switzerland

        The securities which are the subject of the offering contemplated by this prospectus may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. None of this prospectus or any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        None of this prospectus or any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

Notice to Residents of Japan

        The underwriters will not offer or sell any of the ADSs directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for reoffering or resale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Residents of Hong Kong

        The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any ADSs other than (a) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Residents of Singapore

        This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the Securities and Futures Act), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

        Where the ADSs are subscribed or purchased under Section 275 by a relevant person, which is:

          (a)   a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

          (b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

            (1)   to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

            (2)   where no consideration is given for the transfer; or

            (3)   by operation of law.

 EXPENSES RELATED TO THIS OFFERING

        The following table sets forth the main expenses we and the selling shareholders will be required to pay in connection with this offering, other than the underwriting discounts and commissions. All amounts are estimated, except the SEC registration fee, the NASDAQ listing fee and the FINRA filing fee:

Expenses	Amount
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing fees		*
Depositary expenses		*
Other fees and expenses		*

Total	$	*

*
To be completed by amendment.

LEGAL MATTERS

        The validity of the shares and the ADSs with respect to German and U.S. federal law and New York state law in connection with this offering will be passed upon for us by Dechert LLP, our German and U.S. counsel. Certain legal matters with respect to German and U.S. federal law and New York state law in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, German and U.S. counsel for the underwriters.

EXPERTS

        The financial statements as of December 31, 2014, 2013, 2012 and January 1, 2012 and for each of the three years in the period ended December 31, 2014 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The registered offices of PricewaterhouseCoopers AG Wirtschaftsprüfungsgesellschaft are located at Bernhard-Wicki-Strasse 8, 80636 Munich, Germany.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

        We are organized as a German stock corporation (Aktiengesellschaft or AG), and our registered offices and most of our assets are located outside of the United States. In addition, most of the members of our management board, our supervisory board, our senior management and the experts named herein are residents of Germany and jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon congatec Holding AG or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against congatec Holding AG in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. In addition, actions brought in a German court against congatec Holding AG or the members of its management board and supervisory board, its senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the

U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our management board, supervisory board and senior management and the experts named in this prospectus. In addition, even if a judgment against our company, the non-U.S. members of our management board, supervisory board, senior management or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related Registration Statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the Registration Statement, summarizes material provisions of contracts and other documents included in the Registration Statement. Since this prospectus does not contain all of the information contained in the Registration Statement, you should read the Registration Statement and its exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon the effectiveness of the Registration Statement, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Our annual reports on Form 20-F for the year ended December 31, 2015 and for all subsequent years will be due within four months after fiscal year end. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders and members of our management and supervisory boards and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

        You may review and copy the Registration Statement, reports and other information we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the Registration Statement, are also available to you on the SEC's website at http://www.sec.gov.

        As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of congatec AG, Deggendorf:

        We have audited the accompanying consolidated statements of financial position of congatec AG, Deggendorf , and its subsidiaries (the "Group") as of December 31, 2014, 2013, 2012, and January 1, 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of congatec AG and its subsidiaries as of December 31, 2014, 2013, 2012 and January 1, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Munich, August 11, 2015

/s/ PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

congatec AG

Consolidated statement of financial position at December 31, 2014, 2013, 2012 and January 1, 2012

Assets in kUSD	Notes	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
Current assets
Cash and cash equivalents	7.3	8,184	6,786	2,753	1,798
Inventories	7.4	8,980	6,552	5,918	6,892
Trade receivables	7.5	6,517	5,124	3,907	4,960
Income tax receivables	7.10	7	38	—	—
Other financial assets	7.6	179	187	87	64
Other non-financial assets	7.6	820	851	575	675

Total current assets		24,687	19,538	13,240	14,389
Non-current assets
Intangible assets	7.1	5,195	4,882	4,905	4,314
Property, plant and equipment	7.2	1,529	1,175	1,004	321
Other financial assets		15	16	16	16
Deferred tax assets	7.10	—	—	—	193

Total non-current assets		6,739	6,073	5,925	4,844

Total assets		31,426	25,611	19,165	19,233

Equity and liabilities in kUSD	Notes	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
Current liabilities
Trade payables	7.8	7,407	5,400	3,451	4,054
Financial liabilities	7.9	—	—	660	3,775
Other provisions	7.12	543	838	526	316
Income tax payables	7.10	1,776	1,031	361	158
Other financial liabilities	7.11	1,014	696	842	284
Other non-financial liabilities	7.11	2,081	614	178	141

Total current liabilities		12,821	8,579	6,018	8,728
Non-current liabilities
Other accrued employee benefits	4.16	91	—	—	—
Other provisions	7.12	54	85	67	54
Deferred tax liabilities	7.10	809	676	579	216

Total non-current liabilities		954	761	646	270
Equity
Issued capital	7.7	4,707	4,707	4,707	4,707
Capital reserves	7.7	3,018	2,980	6,652	6,588
Retained earnings	7.7	9,894	8,592	1,143	(1,060)
Other reserves	7.7	32	(8)	(1)	—

Total equity		17,651	16,271	12,501	10,235

Total equity and liabilities		31,426	25,611	19,165	19,233

congatec AG

Consolidated statement of comprehensive income for the years ended December 31, 2014, 2013 and 2012

in kUSD	Notes	2014	2013	2012
Revenue	8.1	85,020	70,175	60,780
Cost of goods sold	8.2	(61,353)	(51,718)	(44,116)

Gross profit		23,667	18,457	16,664
Research and development expenses	8.3	(4,787)	(4,174)	(2,805)
Selling and marketing expenses	8.3	(9,946)	(7,594)	(6,730)
General and administrative expenses	8.3	(4,367)	(4,627)	(3,878)

Operating cost		(19,100)	(16,395)	(13,413)
Other operating income	8.4	395	3,290	570
Other operating expenses	8.4	(9)	(43)	(41)
Foreign exchange gains and (losses), net	8.5	293	(121)	(155)

Earnings before interest and taxes (EBIT)		5,246	5,188	3,625
Financial income	8.6	4	2	2
Financial expenses	8.6	(42)	(22)	(136)

Financial result		(38)	(20)	(134)

Earnings before taxes (EBT)		5,208	5,168	3,491
Income taxes	8.10	(1,611)	(1,477)	(1,288)

Profit for the period		3,597	3,691	2,203

Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		40	(7)	(1)

Other comprehensive income/(loss) for the period		40	(7)	(1)

Total comprehensive income for the period		3,637	3,684	2,202

Earnings per share (basic) in USD	10.4	1.01	1.04	0.62
Earnings per share (diluted) in USD	10.4	0.99	1.02	0.61

congatec AG

Consolidated statement of cash flows for the years ended December 31, 2014, 2013 and 2012

in kUSD	Notes	2014	2013	2012
Profit for the period		3,597	3,691	2,203
Amortization of intangible assets	7.1	1,298	1,611	1,096
Depreciation of property, plant and equipment	7.2	565	436	341
Increase/(decrease) in other accrued employee benefits	4.16	91	—	—
Increase/(decrease) in other non-current provisions	7.12	(31)	18	13
Increase/(decrease) in other current provisions	7.12	(295)	312	210
Expenses for share-based payments	10.3	38	86	64
Other non-cash expenses/(income) items		103	43	125
(Increase)/decrease in inventories	7.4	(2,428)	(634)	974
(Increase)/decrease in trade receivables	7.5	(1,393)	(1,217)	1,053
(Increase)/decrease in other assets	7.6	40	(376)	77
Increase/(decrease) in trade payables	7.8	2,007	1,949	(603)
Increase/(decrease) in other liabilities	7.11	1,785	290	595
Net (gain)/loss on disposal of intangible assets		25	—	—
Net (gain)/loss on disposal of property, plant and equipment		—	—	11
Increase/(decrease) in income tax payables and deferred tax liabilities	7.10	1,516	1,301	1,148
Income tax (paid)/received	7.10	(607)	(572)	(389)

Net cash flows from operating activities		6,311	6,938	6,918
Proceeds from sale of property, plant and equipment	7.2	—	—	—
(Purchase) of intangible assets	7.1	(1,636)	(1,588)	(1,706)
(Purchase) of property, plant and equipment	7.2	(920)	(606)	(1,017)
Interest received		3	2	1

Net cash flows used in investing activities		(2,553)	(2,192)	(2,722)
Dividends (paid)	7.7	(2,295)	—	—
Proceeds from financial liabilities	7.9	—	—	660
(Repayment) of financial liabilities	7.9	—	(660)	—
Interest (paid)		(38)	(21)	(131)

Net cash flows from/(used) in financing activities		(2,333)	(681)	529

Net increase in cash, cash equivalents and bank overdrafts	7.3	1,425	4,065	4,725
Cash, cash equivalents and bank overdrafts at the beginning of the period	7.3	6,786	2,753	(1,977)
Change in cash, cash equivalents and bank overdrafts due to foreign exchange differences		(27)	(32)	5

Cash, cash equivalents and bank overdrafts at the end of the period	7.3	8,184	6,786	2,753
Bank overdrafts at the beginning the period	7.9	—	—	3,775
Bank overdrafts at the end of the period	7.9	—	—	—

Cash and cash equivalents at the end of the period		8,184	6,786	2,753

congatec AG

Consolidated statement of changes in equity at December 31, 2014, 2013, 2012 and January 1, 2012

in kUSD	Notes	Issued capital	Capital reserves	Retained earnings	Other reserves	Total Equity
At January 1, 2012	7.7	4,707	6,588	(1,060)	—	10,235
Profit for the period				2,203	—	2,203
Other comprehensive income/loss for the period				—	(1)	(1)

Total comprehensive income for the period				2,203	(1)	2,202
Share-based payments	10.3	—	64	—	—	64
Transfers		—	—	—	—	—
Dividends		—	—	—	—	—

At December 31, 2012	7.7	4,707	6,652	1,143	(1)	12,501

At January 1, 2013	7.7	4,707	6,652	1,143	(1)	12,501
Profit for the period				3,691	—	3,691
Other comprehensive income/loss for the period				—	(7)	(7)

Total comprehensive income for the period				3,691	(7)	3,684
Share-based payments	10.3	—	86	—	—	86
Transfers	7.7	—	(3,758)	3,758	—	—
Dividends		—	—	—	—	—

At December 31, 2013	7.7	4,707	2,980	8,592	(8)	16,271

At January 1, 2014	7.7	4,707	2,980	8,592	(8)	16,271
Profit for the period				3,597	—	3,597
Other comprehensive income/loss for the period				—	40	40

Total comprehensive income for the period				3,597	40	3,637
Share-based payments	10.3	—	38	—	—	38
Transfers		—	—	—	—	—
Dividends	10.4	—	—	(2,295)	—	(2,295)

At December 31, 2014	7.7	4,707	3,018	9,894	32	17,651

congatec AG

congatec AG

congatec AG

congatec AG

Notes to the consolidated financial statements

1. General information

        congatec AG (hereinafter referred to as the 'Company') is a corporation with registered offices in Auwiesenstrasse 5, 94469 Deggendorf, Germany. The Company is filed in the commercial register of Deggendorf local court under HRB 2731. congatec AG is the parent company of the Group (hereinafter also referred to as 'congatec' or the 'Group').

        The purpose of congatec is the development and production of embedded computer modules at various locations worldwide. congatec's products can be used in a variety of industries and applications, such as industrial automation, medical, entertainment, transportation and test and measurement. As a global provider, congatec has subsidiaries in Europe, North America, Asia and Australia.

        The consolidated financial statements of congatec were authorized by the Management Board by resolution dated August 11, 2015.

2. Financial Reporting

        Starting with the period ended December 31, 2014, the Company prepared consolidated financial statements for the first time in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All IFRS and International Accounting Standards (IAS) together with the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) applicable as of the fiscal year 2014 were taken into account.

3. Explanation of transition to IFRS

        congatec AG has prepared its separate financial statements in accordance with the national accounting principles as set out in the German Commercial Code (HGB). In previous reporting periods, the Group has not prepared consolidated financial statements in accordance with national accounting principles.

        congatec has prepared as of December 31, 2014 consolidated financial statements in accordance with the IFRS for the first time. The consolidated financial statements are in accordance with all IFRS which must be applied as of December 31, 2014. The use of individual IFRS standards is described in more detail in Note 4.

        IFRS 1 'First-time Adoption of International Financial Reporting Standards' allows first-time adopters certain transition exemptions and exceptions to the full retrospective application of IFRS. The Group has adopted IFRS retrospectively as of January 1, 2012. As the only exemption taken, the Group has transferred all cumulative translation differences on foreign operations as of January 1, 2012 to retained earnings.

        Since the Company has previously not published any consolidated financial statements according to German national accounting principles and therefore no comparable information is available, a reconciliation is not necessary pursuant to IFRS 1.

4. Summary of significant accounting policies

4.1  Basis of preparation of financial statements

        The consolidated financial statements of congatec have been prepared in accordance with IFRS and IFRIC interpretations applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention.

congatec AG

Notes to the consolidated financial statements (Continued)

4. Summary of significant accounting policies (Continued)

        To improve the clarity of presentation, various items in the consolidated statement of financial position and consolidated statement of comprehensive income have been summarized. These items are shown separately and explained in the notes to the consolidated financial statements.

        The Company presents its consolidated statement of comprehensive income in a single statement classifying the expenses by function.

        As a rule, the Group classifies assets as current if they are expected to be recovered within twelve months from the reporting date. Liabilities are classified as long term if the Group has the right to defer settlement beyond one year. Deferred tax assets and liabilities are classified according to IAS 1.56 as non-current assets or liabilities.

        The financial statements are presented in USD ($), which is also the parent company's functional currency. Amounts are shown in thousands of dollars (kUSD) unless otherwise stated. As such, insignificant rounding differences could occur in period-over-period changes and percentages reported throughout.

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5.

4.2  Changes in accounting policy and disclosures

        The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2014.

        A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2015, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

        IFRS 9, 'Financial instruments', addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (OCI) and fair value through profit and loss. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the 'hedged ratio' to be the same as the one Management actually uses for risk management purposes. Contemporaneous documentation is still required but is different from that currently prepared under IAS 39. The standard is congatec AG

Notes to the consolidated financial statements (Continued)

4. Summary of significant accounting policies (Continued)

effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Group has yet to assess the full impact of IFRS 9.

        IFRS 15, 'Revenue from contracts with customers' deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 'Revenue' and IAS 11 'Construction contracts' and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Group is assessing the impact of IFRS 15.

        There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

        Early adoption of the above-mentioned publications is not currently planned.

4.3  Basis of consolidation

        The Group's scope of full consolidation includes congatec AG and the following subsidiaries:

In % Name and registered office of entity	Proportion of shares directly held by parent	Proportion of shares held by the Group
EMEA
congatec s.r.o, Brno, Czech Republic (since 2006)	100%	—
Americas
congatec Inc., San Diego, USA (since 2008)	100%	—
APAC
congatec Asia Ltd., Taipei, Taiwan (since 2011)	100%	—
congatec Japan KK, Tokyo, Japan (since 2012)	—	100%
congatec China Technology Ltd., Shanghai, China (since 2013)	—	100%
congatec Australia Pty. Ltd., West Burleigh, Australia (since 2012)	—	100%

4.4  Consolidation principles

        Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

        Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group's accounting policies. Effects of consolidation on income taxes are accounted for by recognizing deferred taxes.

congatec AG

Notes to the consolidated financial statements (Continued)

4. Summary of significant accounting policies (Continued)

        The financial statements of subsidiaries are prepared using uniform accounting policies.

        When the Group ceases to have control any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

4.5  Segment reporting

        Operating segments are reported in a manner consistent with the internal reporting provided to the Management Board which is considered as the chief operating decision maker.

4.6  Functional currency

        The Group's consolidated financial statements are presented in USD, which is also the parent Company's functional currency. Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). Therefore each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

        Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Monetary items (cash and cash equivalents, receivables and liabilities) denominated in foreign currencies are translated into the functional currency at closing rates. The resulting exchange rate gains and losses are recognized through profit and loss within 'Foreign exchange gains and losses, net.' They are reported separately if they are material.

        The financial statements of the foreign Group companies whose functional currency is not USD are translated into the Group's reporting currency, USD. In accordance with IAS 21, assets, including goodwill, and liabilities are translated at closing rates, and statement of comprehensive income items are translated at the average exchange rates for the reporting period. Differences from currency translation of statements of comprehensive income at average rates and statements of financial position at closing rates are reported without effect on profit or loss in other comprehensive income. The currency difference resulting from the translation of equity at historical rates is likewise posted to other comprehensive income. Currency differences recognized in other comprehensive income are recycled to the statement of comprehensive income if the corresponding Group company is sold.

congatec AG

Notes to the consolidated financial statements (Continued)

4. Summary of significant accounting policies (Continued)

        The exchange rates for significant currencies taken as the basis for the currency translation have developed as follows (equivalent value for USD 1):

	Currency	Average rate			Closing rate
Country	1 USD =	2014	2013	2012	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Jan 1, 2012
Europe	EUR	0.7527	0.7530	0.7783	0.8237	0.7251	0.7579	0.7729
Taiwan	TWD	30.2989	29.6870	29.5745	31.6613	29.8187	29.0481	30.2929
Czech Republic	CZK	20.7270	19.5616	19.5743	22.8441	19.8876	19.0625	19.9297
Japan	JPY	105.6124	97.6302	79.7726	119.6195	104.9380	86.1073	77.4403
China	CNY	6.1616	6.1476	6.3086	6.2069	6.0540	6.2306	6.3056
Australia	AUD	1.1079	1.0373	0.9657	1.2214	1.1183	0.9635	0.9833

4.7  Property, plant and equipment

        All property, plant and equipment, including leasehold improvements, is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive income during the financial period in which they are incurred.

        Depreciation is calculated using the straight-line method to allocate their cost over their estimated useful lives. Leasehold improvements are depreciated over the minimum lease term.

Useful lives of property, plant and equipment

Years
Leasehold improvements	2 - 10
Technical equipment and machinery	5
Other fixed assets and office equipment	3 - 5

        The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

        An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (see impairment of non-financial assets).

        Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within 'Other operating income' or 'Other operating expenses' in the statement of comprehensive income.

4.8  Intangible assets

Software, licenses, patents and similar rights

        Separately acquired licenses, patents and similar rights are shown at historical cost. Licenses, patents and similar rights have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of licenses, patents and similar rights over their estimated useful lives.

congatec AG

Notes to the consolidated financial statements (Continued)

4. Summary of significant accounting policies (Continued)

        Acquired software licenses are capitalized on the basis of those costs which arise during acquisition as well as for preparing the software for its intended use. These costs are amortized on a straight-line basis over an estimated useful life. The carrying amounts, useful lives and amortization methods are verified at each balance sheet date and prospectively adjusted where appropriate. If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount in accordance with IAS 36. If there is an indication that a previously recorded impairment loss may no longer exist the carrying amount of the asset is increased. The reversal shall not exceed the carrying amount that would have been determined had no impairment loss been recognized.

Capitalized development costs

        Costs for internally generated intangible assets are recognized in profit or loss, with the exception of development costs which are capitalized. The Group has capitalized development costs for projects completed since its inception. Development costs that are capitalized relate to the costs incurred to maintain and expand our technical position by continually enhancing our embedded products and solutions. The capitalized development costs have mainly been recognized for development projects that create new modules with different underlying technologies. Prior to the adoption of IFRS, the Company has not capitalized development costs in the statutory accounts of its entities, in compliance with generally accepted accounting principles prevailing in their countries of location. Development costs of a single project are only capitalized as an intangible asset if the following criteria pursuant to IAS 38 have been met:

  •
  Newly developed products are identifiable assets.
  •
  Completing the intangible asset is technically feasible so that it will be available for use.
  •
  Management intends to complete and use the product.
  •
  It is probable that the product will generate future economic benefits.
  •
  Adequate technical, financial and other resources are available so that the development can be completed and the product can be used.
  •
  The expenditure during development can be reliably measured.

        The previously mentioned criteria are assessed and analyzed on a project by project basis, reviewed and approved by Management. Once the project is approved in accordance with the criteria in IAS 38, costs are capitalized. Those costs directly attributable to the development project include personnel costs for members of staff involved in the development process, an appropriate part of the corresponding overhead costs and costs for external resources used.

        Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

        Capitalized development costs for development projects are amortized on a straight-line basis over the period of expected future benefit (generally seven years). Amortization of the asset begins when development is complete and the asset is available for use, which is normally the release of the developed product to mass production. The carrying amounts, economic useful lives and amortization methods are verified at each balance sheet date and prospectively adjusted where appropriate. If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount in accordance with IAS 36. If there is an indication that a previously recorded impairment loss may no longer exist the carrying amount of the asset is increased. The reversal shall not exceed the carrying amount that would have been determined had no impairment loss been recognized.

congatec AG

Notes to the consolidated financial statements (Continued)

4. Summary of significant accounting policies (Continued)

        During the period of development, the asset is tested for impairment at the balance sheet date. Research costs are expensed as incurred.

        Amortization is primarily based on the following useful lives:

Useful lives of intangible assets

Years
Software, licenses, patents and similar rights	2 - 5
Capitalized development costs	7

4.9  Impairment of non-financial assets

        Intangible assets not ready to use are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are Grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal at each reporting date.

4.10  Financial assets including trade receivables

Initial recognition and measurement

        Financial assets are classified into categories as defined in IAS 39, with their classification depending on the purpose for which the financial assets have been acquired. Following that classification, the Group's financial assets consist of loans and receivables only.

        Loans and receivables are non-derivative financial assets with fixed or determinable payments which are not listed in an active market. They are classified as current assets provided that their maturities do not exceed twelve months following the balance sheet date. The latter are presented as non-current assets. Loans and receivables of the Group are classified in the statement of financial position as 'trade receivables' and 'other current financial assets'. Trade receivables include receivables due resulting from the sale of goods in the course of normal business activities.

Subsequent measurement

        Loans and receivables, after initial measurement, are subsequently measured at amortized cost using the effective interest rate (EIR) method, less impairment, if any. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in financial income in the statement of profit or loss. The losses arising from impairment are recognized in profit or loss.

        The amortized cost of trade receivables, due to their short term maturity, in general matches their fair values, taking into account any impairment losses.

congatec AG

Notes to the consolidated financial statements (Continued)

4. Summary of significant accounting policies (Continued)

        Trade receivables classified as financial assets carried at amortized cost are included in a group of financial assets with similar credit risk characteristics and collectively assessed for impairment. Historic credit risk is calculated on the basis of days overdue. Impairment losses are recognized in profit or loss.

Derecognition of financial assets

        Receivables are derecognized including associated impairment losses if they are classified as uncollectable. If a derecognized receivable is later reclassified as collectable on the basis of an event that has occurred after it was derecognized, then the corresponding amount is recorded directly in other operating income.

4.11  Inventories

        Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost formula. The cost of finished goods and work in progress comprises design costs, raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

4.12  Cash and cash equivalents

        In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts. In the consolidated statement of financial position, bank overdrafts are shown within financial liabilities in current liabilities.

4.13  Share capital

        Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

4.14  Financial liabilities including trade payables

Recognition and measurement

        Financial liabilities regularly lead to a contractual obligation to deliver cash or another financial asset and are classified pursuant to IAS 39. Following that classification, the Group's financial liabilities consist of those measured at amortized cost only.

        Financial liabilities measured at amortized cost include trade payables, liabilities to banks and other financial liabilities not held for trading purposes. Trade payables are payment obligations for goods and services acquired in the course of normal business activities. Other financial liabilities are recognized as current liabilities if the payment obligation is due within one year or less. Otherwise they will be classified as non-current liabilities. The Group's financial liabilities measured at amortized cost are recognized as 'trade payables,' 'financial liabilities' and 'other financial liabilities.'

        Management defines the classification of financial liabilities at initial recognition.

        All financial liabilities are measured at fair value upon initial recognition, and in the case of liabilities to banks, less the transaction costs directly allocable to the acquisition.

congatec AG

Notes to the consolidated financial statements (Continued)

4. Summary of significant accounting policies (Continued)

        According to IAS 32 the Group can only record equity, if no obligation exists to repay the capital or, alternatively, to deliver other financial assets. An obligation to repay company assets may arise if a shareholder has a right to terminate and if, at the same time, exercising this right would form the basis for compensation claims from the Group.

Subsequent measurement

        In order to simplify the subsequent measurement, current trade payables as well as other current financial liabilities are measured using their settlement amount. Non-current financial liabilities as well as bank liabilities are carried at amortized cost according to the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as financial expenses in the statement of profit or loss.

Derecognition

        A financial liability is derecognized if the Group's corresponding obligation is settled, revoked or expired. The difference between the carrying amount of the financial obligation derecognized and the consideration obtained or to be obtained is recognized in profit or loss.

        When an existing financial liability is replaced through the same lender by another financial liability with substantially different contractual terms, or the terms of an existing liability are materially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability.

Offsetting financial instruments

        Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Financial guarantees

        Financial guarantees are those contracts that require a payment to be made to reimburse the holder for a loss he incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument.

        Obligations from financial guarantees are determined upon acquisition at their fair value and, if not measured at fair value through profit or loss, are valued subsequently at the higher amount resulting from the value calculated pursuant to IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' for the contractual obligation and resulting from the originally calculated amount less the cumulated amortization.

congatec AG

Notes to the consolidated financial statements (Continued)

4. Summary of significant accounting policies (Continued)

4.15  Provisions

        Provisions are recognized pursuant to IAS 37 provided the following conditions have been cumulatively met:

  •
  The Group has a present legal or constructive obligation.
  •
  This obligation is the result of a past event.
  •
  It is more likely than not that the settling of this obligation will lead to an outflow of resources.
  •
  The provision amount can be reliably measured.

        No provisions are recognized for future operating losses.

        Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Warranty provision

        Provisions for warranty-related costs are recognized when the product is sold. Initial recognition is based on historical experience. The initial estimate of warranty-related costs is revised annually. Provisions for warranty-related costs expected to be incurred after 12 months of sale are classified as non-current.

4.16  Employee benefits

Bonus schemes

        For bonus payments after the end of the respective financial year for the preceding financial year, an obligation is recognized and the corresponding expenses are recognized as personnel expenses. The amount of the obligation is measured individually for each employee for whom either a contractual bonus obligation or a constructive obligation due to past practice exists.

Share-based payments

        The Group operates one equity-settled, share-based compensation plan, under which the Group receives services from employees as consideration for equity instruments (options) of the Group. The compensation to be settled with equity instruments is measured at fair value on the date the grant is made. The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled (vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

congatec AG

Notes to the consolidated financial statements (Continued)

4. Summary of significant accounting policies (Continued)

        The valuation of the options program was calculated by applying a binomial model taking into account the terms and conditions of the options plan. The stock option plans measured at fair value are recognized in personnel expenses and equity. All stock options plans are described in Note 10.3.

        At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions and service conditions. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive income, with a corresponding adjustment to equity.

        When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and capital reserves.

        The dilutive effect of the outstanding stock options is considered in the calculation of diluted earnings per share as additional dilution (see Note 10.4 for details).

Defined contribution plans

        For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other long-term employee benefits

        Certain entities within the Group have established a plan to pay bonuses (jubilee payments) to employees on the completion of defined anniversary years of service. The Group measures the benefit obligation with its present value, taking into account expected employee fluctuations. As of December 2014 other accrued employee benefits which amount to kUSD 91 were recognized in the statement of financial position as jubilee payments. There were no jubilee payments in previous years.

Termination benefits

        Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

4.17  Current and deferred income tax

        The tax expense for the period comprises current and deferred tax. Tax is recognized in the statement of comprehensive income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

congatec AG

Notes to the consolidated financial statements (Continued)

4. Summary of significant accounting policies (Continued)

Current taxes

        The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred taxes

        Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

        Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

        Deferred tax assets or liabilities are recognized as temporary differences in connection with interests in subsidiaries to the extent it is probable the temporary difference will reverse in the foreseeable future, the timing of the reversal is controlled by the Group. In addition, deferred tax assets are only recognized when there is sufficient taxable profit available for utilization of the temporary differences in the future.

        Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

        Deferred taxes are considered non-current.

4.18  Recognition of income and expenses

Revenue

        Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied or services rendered, stated net of discounts, returns and value added taxes. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group's activities, as described below.

Sales of goods:

        congatec sells embedded computing solutions that enable high-performance computing capabilities across a variety of end markets and system-level applications, including industrial automation, medical, entertainment, transportation and test and measurement to customers worldwide. The embedded congatec AG

Notes to the consolidated financial statements (Continued)

4. Summary of significant accounting policies (Continued)

computing solutions consist of computer modules, baseboards, heatspreaders, cooling devices and accessories.

        Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, which is the transfer of title per incoterms agreed with the buyer. This is generally the case upon delivery of the goods and merchandise. Revenue is presented net of discounts, rebates and returns.

        The Group does not maintain its own manufacturing capabilities. Rather, the manufacturing of the products is contracted to third party contract manufacturers who procure components, manufacture products and delivers them to the Group based on purchase orders. In some cases, because of the Group's access to favorable supply terms and conditions, congatec acts as an agent for the procurement of electronic and other components from certain suppliers at cost to one of our supply chain partners for use in manufacturing products for the Group. The transactions resulting from this agency activity are not recognized as revenue or cost.

Rendering of services:

        congatec provides repair and rework services for products out of warranty. Revenue for those services is recognized when services are completed.

        congatec also provides development services for customer-specific applications based on embedded computing technology. For sales of those services, revenue is recognized in the accounting period in which the services are rendered, by reference to stage of completion of the specific transaction and assessed on the basis of the actual service provided as a proportion of the total services to be provided.

        In the specific case of product development services, revenue is calculated using the percentage-of-completion method. As input-oriented factors, the ratio of cost incurred over estimated total cost is taken as a basis in calculating the percentage of completion for the recognition of revenue. The development services meet the criteria of IAS11. There were no contracts in progress at the end of each reporting period presented.

        Please refer to Note 8.1 for a breakdown of revenue by type.

Operating costs

        Operating costs are recognized at the point at which the service is rendered, the delivery received or at the date they are incurred.

Interest income

        Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.

congatec AG

Notes to the consolidated financial statements (Continued)

4. Summary of significant accounting policies (Continued)

4.19  Leases

        The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of comprehensive income on a straight-line basis over the period of the lease.

        A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

        Each lease payment is allocated between the liability and finance charges. The corresponding lease obligations, net of finance charges, are included in either current or non-current financial liabilities. The interest element of the finance cost is charged to the statement of comprehensive income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

        Currently the Group has no finance lease agreements.

4.20  Fair value measurement

        As of December 31, 2014, December 31, 2013, December 31, 2012 and January 1, 2012, no assets or liabilities were recognized and measured at fair value.

5. Significant accounting judgments, estimates and assumptions

        Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.1  Critical accounting estimates and assumptions

        The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a)
Assets

Fixed assets and intangible assets

        At each balance sheet date, the Group has to estimate whether evidence exists that the carrying amount of fixed assets or intangible assets could be impaired. In this case, as well as annually in the case of an indefinite useful life of an asset, the recoverable amount of the asset in question will be estimated. This corresponds to the higher of fair value less costs of disposal and the value in use. The discounted future cash flows of the asset affected are estimated in order to calculate the value in use. The estimation of the congatec AG

Notes to the consolidated financial statements (Continued)

5. Significant accounting judgments, estimates and assumptions (Continued)

discounted future cash flows is based on essential assumptions such as future sales prices and sales volumes, as well as costs and the interest rates used for discounting. Although Management assumes that the estimates of the relevant expected useful life, the assumptions regarding the general state of the economy, and regarding the development of the embedded modules business, as well as those estimates of the discounted future cash flows are appropriate, an adjustment of the analyses could become necessary if any changes to the underlying assumptions or circumstances occur. This could result in future additional impairment losses or appreciation, should the trends identified by Management reverse or if the assumptions and estimates turn out to be false.

        For capitalized development costs, in the absence of detailed time records, the Group has measured the labor cost element based on standard time usage for development milestones. This standard time usage is a reliable measure of the expenditure that is attributable to the respective intangible asset during its development. For the amortization of capitalized development cost, the Group, within its first ten years of existence, has used a seven year life cycle estimate, which is based on the standard availability of CPU technology in the industry.

        At December 31, 2014, the carrying amount of capitalized development costs amounted to kUSD 4,202 and kUSD 4,115 as of December 31, 2013, kUSD 4,425 as of December 31, 2012 and kUSD 3,935 as of January 1, 2012.

        For more information see Notes 7.1 and 7.2.

Inventories

        At each balance sheet date, Management reviews the recoverability of the inventories on stock. Here, amongst other things, assumptions are made regarding the future achievable sales prices and the necessary costs of goods sold.

        At December 31, 2014, the total allowance on inventories amounted to kUSD 404 and kUSD 509 as of December 31, 2013, kUSD 414 as of December 31, 2012 and kUSD 227 as of January 1, 2012.

b)
Provisions

        Determining provisions is to a significant extent dependent on estimates, in particular of probabilities and amounts. It may therefore be necessary to adjust the amount of provisions based on new developments and changes to the underlying estimates. Amendments to estimates and assumptions over time can have a significant effect on the future income position. It cannot be ruled out that further expenditure, which has a significant effect on the net asset, financial and income position of the Group may arise for the Company in addition to the provisions already recorded. For further information regarding provisions see Note 7.12.

c)
Employee benefits

Share-based payments

        Costs resulting from share-based payments are measured using the fair value of the stock options at the grant date. For estimating the fair value of share-based payments, the appropriate valuation method must be determined. The choice of a valuation method depends on the conditions under which the share-based payments are granted. For this estimate, one also needs to decide on an input parameter suitable to be incorporated into this valuation method. This includes, in particular, the expected option term, volatility and risk-free interest rate, and the corresponding assumptions. For more information see Note 10.3.

congatec AG

Notes to the consolidated financial statements (Continued)

5. Significant accounting judgments, estimates and assumptions (Continued)

d)
Deferred taxes

        Deferred tax assets are only recognized up to an expected taxable income and only if their recoverability seems adequately assured. A considerable degree of discretionary judgment is required from Management to determine the amount of deferred tax assets that can be recognized, based on the expected timing and level of income to be taxed in the future together with future tax planning strategies. For more information see Note 7.10.

5.2  Critical judgments in applying the entity's accounting policies

        The Group's Management has exercised the following critical judgments in applying its accounting policies:

        The Group determines the functional currencies of each consolidated entity by evaluating the primary economic environment in which the entity operates. The Group differentiates between operational entities, which have comprehensive sales activity, and non-operational entities, which engage primarily in product or business development functions.

        For operational entities, the determination is made based on the fact that sales prices for goods and services are denominated in USD, consistent with industry practice. Accordingly, the portion of USD denominated revenue of consolidated entities range between approximately 88% and 100%. For revenue in currencies other than the USD, sales prices are influenced by foreign exchange rates and the Group sets those prices subject to change in case the exchange rates fluctuate outside a defined band. Over 99% of our purchases for products sold are denominated in USD in Germany and the United Sates. In Taiwan, those purchases are made and settled in TWD for domestic tax reasons, but are directly converted from USD prices on invoices received.

        Operating cost for all entities is generally incurred in their local currencies.

        Based on these considerations, for operational entities in Germany, Taiwan and the United States, the Group determined that the functional currency is USD. For non-operational entities, the Group determined the local currency as their functional currency.

6. Segment disclosure

        An operating segment in the sense of IFRS 8 is a unit of a business which conducts business activities which produce financial income and expenses, the operating results of which are regularly reviewed by the Company's chief operating decision maker, the Management Board, with regards to decisions on allocating resources to this sector and the assessment of profitability and for which there exists corresponding financial information.

        For management purposes, the Group is organized into business units based on geographic regions it operates in and has three reportable operating segment, as follows:

  •
  Europe, the Middle East and Africa (EMEA);
  •
  the Asia-Pacific region (APAC); and
  •
  Americas.

        No operating segments have been aggregated to form the above reportable operating segments. All segments market the same portfolio of congatec products and services.

congatec AG

Notes to the consolidated financial statements (Continued)

6. Segment disclosure (Continued)

        Management monitors the revenue and adjusted operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements.

        The performance measure "EBIT" per operating segment consists of gross profit less allocated selling, distribution and administrative as well as research and development expenses as well as the proportional other operating income and expenses.

        Working capital is defined as the total value of inventories, trade receivables minus trade payables.

Segment information

in kUSD	EMEA	APAC	Americas	Consolidation	Group
Year ended December 31, 2014
Revenue from external customers	58,536	15,934	10,550	—	85,020
Intersegment revenue	1,226	44	149	(1,419)	—

Total segment revenue	59,762	15,978	10,699	(1,419)	85,020

EBIT	4,201	876	195	(26)	5,246

Year ended December 31, 2013
Revenue from external customers	47,566	13,672	8,937	—	70,175
Intersegment revenue	1,775	49	18	(1,842)	—

Total segment revenue	49,341	13,721	8,955	(1,842)	70,175

EBIT	4,195	635	397	(39)	5,188

Year ended December 31, 2012
Revenue from external customers	41,170	11,015	8,595	—	60,780
Intersegment revenue	3,614	40	845	(4,499)	—

Total segment revenue	44,784	11,055	9,440	(4,499)	60,780

EBIT	1,884	694	1,118	(71)	3,625

congatec AG

Notes to the consolidated financial statements (Continued)

6. Segment disclosure (Continued)

Segment information

In kUSD	EMEA	APAC	Americas	Group
At December 31, 2014
Current assets without intersegment	16,391	5,499	2,797	24,687
Non-current assets without Group investments	6,214	184	341	6,739

Total assets	22,605	5,683	3,138	31,426

Total liabilities without intersegment	11,345	1,667	763	13,775

Working capital	4,852	1,486	1,752	8,090

At December 31, 2013
Current assets without intersegment	12,706	4,597	2,235	19,538
Non-current assets without Group investments	5,626	96	351	6,073

Total assets	18,332	4,693	2,586	25,611

Total liabilities without intersegment	7,124	1,625	591	9,340

Working Capital	4,179	1,132	965	6,276

At December 31, 2012
Current assets without intersegment	8,024	3,179	2,037	13,240
Non-current assets without Group investments	5,548	73	304	5,925

Total assets	13,572	3,252	2,341	19,165

Total liabilities without intersegment	4,883	791	990	6,664

Working capital	4,249	1,540	585	6,374

At January 1, 2012
Current assets without intersegment	10,658	2,386	1,345	14,389
Non-current assets without Group investments	4,774	52	18	4,844

Total assets	15,432	2,438	1,363	19,233

Total liabilities without intersegment	7,823	1,122	53	8,998

Working capital	6,045	920	833	7,798

        Prices for transactions between operating segments are similar to transactions with third parties.

        One individual customer accounts for more than 10% of the Group's total revenue in financial year 2014 (2013: 2 customers, 2012: 2 customers).

        Revenue with one customer in operating segment EMEA amounted to kUSD 19,105 or 22.4% in financial year 2014 (2013: kUSD 14,537 or 20.8%, 2012: kUSD 11,750 or 19.3%). Revenue with another customer in operating segment EMEA amounted to kUSD 8,765 or 14.4% in financial year 2012.

        Revenue with one customer in operating segment APAC amounted to kUSD 7,757 or 11.1% in financial year 2013.

congatec AG

Notes to the consolidated financial statements (Continued)

6. Segment disclosure (Continued)

        The non-current assets, other than financial instruments and deferred income tax assets, by country are shown in the table below. The Group's significant non-current assets are held by operating segment EMEA and Americas.

kUSD	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
Germany	6,147	5,587	5,531	4,563
USA	341	351	304	53
Taiwan	143	95	73	18
Other countries	93	24	1	1

Total	6,724	6,057	5,909	4,635

        Revenue from external customers by product group:

kUSD	2014	2013	2012
COM EXPRESS	51,519	38,430	32,145
XTX	10,845	12,903	14,372
QSEVEN	9,810	9,271	6,800
BASEBOARD	3,468	2,432	1,527
ETX	3,169	3,272	2,891
Miscellaneous	6,209	3,867	3,045

Total	85,020	70,175	60,780

        Revenue from external customers by country, based on the destination of the customer:

kUSD	2014	2013	2012
Germany	27,970	24,358	24,514
Austria	19,970	16,094	13,132
USA	9,134	7,469	6,719
Korea	8,922	10,605	9,954
Taiwan	2,543	254	154
China	2,370	1,380	360
Russia	1,859	224	168
Belgium	1,792	2,131	1,369
Sweden	1,753	1,203	668
France	1,588	1,175	313
Other countries	7,119	5,282	3,429

Total	85,020	70,175	60,780

congatec AG

Notes to the consolidated financial statements (Continued)

7. Notes to the consolidated statement of financial position

7.1  Intangible assets

        The development of intangible assets is as follows:

kUSD	Software, licenses, patents and similar rights	Capitalized development costs	Total
Cost
At January 1, 2014	2,052	8,434	10,486
Additions	543	1,093	1,636
Disposals	(191)	—	(191)
Transfers	—	—	—

At December 31, 2014	2,404	9,527	11,931

Amortization and impairment
At January 1, 2014	(1,285)	(4,319)	(5,604)
Additions	(292)	(1,006)	(1,298)
Additions (impairment)	—	—	—
Disposals	166	—	166
Transfers	—	—	—

At December 31, 2014	(1,411)	(5,325)	(6,736)

Carrying amount

At December 31, 2014	993	4,202	5,195

kUSD	Software, licenses, patents and similar rights	Capitalized development costs	Total
Cost
At January 1, 2013	1,596	7,302	8,898
Additions	456	1,132	1,588
Disposals	—	—	—
Transfers	—	—	—

At December 31, 2013	2,052	8,434	10,486

Amortization and impairment
At January 1, 2013	(1,116)	(2,877)	(3,993)
Additions	(169)	(870)	(1,039)
Additions (impairment)	—	(572)	(572)
Disposals	—	—	—
Transfers	—	—	—

At December 31, 2013	(1,285)	(4,319)	(5,604)

Carrying amount

At December 31, 2013	767	4,115	4,882

congatec AG

Notes to the consolidated financial statements (Continued)

7. Notes to the consolidated statement of financial position (Continued)

kUSD	Software, licenses, patents and similar rights	Capitalized development costs	Total
Cost
At January 1, 2012	1,326	5,885	7,211
Additions	289	1,417	1,706
Disposals	—	—	—
Transfers	(19)	—	(19)

At December 31, 2012	1,596	7,302	8,898

Amortization and impairment
At January 1, 2012	(947)	(1,950)	(2,897)
Additions	(169)	(697)	(866)
Additions (impairment)	—	(230)	(230)
Disposals	—	—	—
Transfers	—	—	—

At December 31, 2012	(1,116)	(2,877)	(3,993)

Carrying amount
At January 1, 2012	379	3,935	4,314

At December 31, 2012	480	4,425	4,905

        The intangible assets include development costs for R&D projects, IT licenses and customizing costs for SAP.

        Amortization of intangible assets for the financial year 2014 were recorded in cost of goods sold at a total of kUSD 1,009 (2013: kUSD 873, 2012: kUSD 697), in selling and marketing expenses at kUSD 31 (2013: kUSD 19, 2012: kUSD 4), in general and administrative expenses at kUSD 144 (2013: kUSD 81, 2012: kUSD 110), and in research and development expenses at kUSD 114 (2013: kUSD 638, 2012: kUSD 284).

        The amortization of development costs, which is included in the amortization of intangible assets above, recorded in profit or loss during the financial year 2014 amounts to kUSD 1,006 (2013: kUSD 870, 2012: kUSD 697).

        In the financial year 2014, kUSD 1,093 of development costs at congatec were capitalized (2013: kUSD 1,132, 2012: kUSD 1,417). Research costs have not been capitalized.

        In the financial year 2014, own work capitalized, which is included in the capitalized development costs above, amounted to kUSD 1,010 (2013: kUSD 919, 2012: kUSD 1,146) and consists only of development costs for 2014 and prior years.

        For intangible assets, there exist no restrictions on rights of disposal. No intangible assets were pledged as collateral for liabilities.

        In financial year 2014, the useful life of 4 internally generated intangible assets (2013: 9 assets) were reduced due to changed market requirements or terminated support by suppliers. The new useful life of these assets is based on the last scheduled shipment date for open customer orders. The effect of this congatec AG

Notes to the consolidated financial statements (Continued)

7. Notes to the consolidated statement of financial position (Continued)

change in accounting estimate was recognized prospectively in profit or loss. Based on the new useful lives amortization expense increased in the amount of kUSD 20 in financial year 2014 (2013: kUSD 9).

        No impairment of internally generated intangible assets (capitalized development costs) was identified in financial year 2014 (2013: kUSD 572, 2012: kUSD 230). The impairment losses in prior years were recorded in research and development expenses and were incurred by operating segment EMEA. These impairments relate to specific projects where the revised business expectations indicated that the capitalized amounts are no longer recoverable. The recoverable amount of internally generated intangible assets is determined based on a value-in-use calculation using cash flow projections. Cash flow projections are based on the budget approved by Management. Product development is released upon approval. The budget covers a planning period of seven years and growth is determined for each product according to the available market analyses. The pre-tax discount rate used in the cash flow projections is 10.0%.

7.2  Property, plant and equipment

        The development of property, plant and equipment is as follows:

kUSD	Land and buildings including buildings on third party land	Technical equipment and machinery	Other fixed assets and office equipment	Total
Cost
At January 1, 2014	435	971	1,737	3,143
Exchange differences	—	—	(5)	(5)
Additions	212	343	365	920
Disposals	—	—	(35)	(35)
Transfers	—	—	—	—

At December 31, 2014	647	1,314	2,062	4,023

Depreciation and impairment
At January 1, 2014	(120)	(407)	(1,441)	(1,968)
Exchange differences	—	—	4	4
Additions	(99)	(236)	(230)	(565)
Additions (impairment)	—	—	—	—
Disposals	—	—	35	35
Transfers	—	—	—	—

At December 31, 2014	(219)	(643)	(1,632)	(2,494)

Carrying amount

At December 31, 2014	428	671	430	1,529

congatec AG

Notes to the consolidated financial statements (Continued)

7. Notes to the consolidated statement of financial position (Continued)

kUSD	Land and buildings including buildings on third party land	Technical equipment and machinery	Other fixed assets and office equipment	Total
Cost
At January 1, 2013	377	722	1,442	2,541
Exchange differences	—	—	—	—
Additions	16	249	341	606
Disposals	—	—	(4)	(4)
Transfers	42	—	(42)	—

At December 31, 2013	435	971	1,737	3,143

Depreciation and impairment
At January 1, 2013	(51)	(232)	(1,254)	(1,537)
Exchange differences	—	—	1	1
Additions	(69)	(175)	(192)	(436)
Additions (impairment)	—	—	—	—
Disposals	—	—	4	4
Transfers	—	—	—	—

At December 31, 2013	(120)	(407)	(1,441)	(1,968)

Carrying amount

At December 31, 2013	315	564	296	1,175

kUSD	Land and buildings including buildings on third party land	Technical equipment and machinery	Other fixed assets and office equipment	Total
Cost
At January 1, 2012	43	237	1,241	1,521
Exchange differences	—	—	—	—
Additions	309	485	223	1,017
Disposals	—	—	(16)	(16)
Transfers	25	—	(6)	19

At December 31, 2012	377	722	1,442	2,541

Depreciation and impairment
At January 1, 2012	(12)	(131)	(1,057)	(1,200)
Exchange differences	—	—	(1)	(1)
Additions	(39)	(101)	(201)	(341)
Additions (impairment)	—	—	—	—
Disposals	—	—	5	5
Transfers	—	—	—	—

At December 31, 2012	(51)	(232)	(1,254)	(1,537)

Carrying amount
At January 1, 2012	31	106	184	321

At December 31, 2012	326	490	188	1,004

congatec AG

Notes to the consolidated financial statements (Continued)

7. Notes to the consolidated statement of financial position (Continued)

        Property, plant and equipment comprise operating and business equipment, lab equipment for research and development and computer and IT equipment.

        Indications of impairment pursuant to IAS 36 were not present at the date of these financial statements.

        The depreciation of property, plant and equipment with a total value of kUSD 565 (2013: kUSD 436, 2012: 341) is recorded in cost of goods sold in the amount of kUSD 54 (2013: kUSD 47, 2012: kUSD 44), in selling and marketing expenses in the amount of kUSD 111 (2013: kUSD 48, 2012: kUSD 53), in general and administrative expenses in the amount of kUSD 144 (2013: kUSD 147, 2012: kUSD 114) and in research and development expenses in the amount of kUSD 256 (2013: kUSD 194, 2012: kUSD 130).

7.3  Cash and cash equivalents

kUSD	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
Cash at banks	8,184	6,786	2,753	1,798

Cash and cash equivalents	8,184	6,786	2,753	1,798

        Interest is paid on cash at banks using variable interest rates for daily rescindable credit. Bank overdrafts are shown within financial liabilities. See Note 7.9.

7.4  Inventories

        Inventories consist of the following:

kUSD	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
Raw materials and supplies	1,145	1,083	1,108	965
Finished goods	7,259	5,252	4,675	5,782
Merchandise	576	217	135	145

Inventories	8,980	6,552	5,918	6,892

        Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated sales price less all estimated costs to complete and selling and marketing costs.

        The cost of inventories recognized as an expense and included in cost of goods sold amounted to kUSD 55,894 (2013: kUSD 46,432, 2012: kUSD 39,841).

        Write-downs of inventories recognized as an expense amounted to kUSD 404 (2013: kUSD 509, 2012: kUSD 414). This amount is recognized under cost of goods sold.

        No inventories were pledged as securities for liabilities at the end of financial years 2014 and 2013. For prior years refer to Note 7.9.

7.5  Trade receivables

        Trade receivables are primarily receivables from customers of congatec.

congatec AG

Notes to the consolidated financial statements (Continued)

7. Notes to the consolidated statement of financial position (Continued)

        All trade receivables are due within one year and are not interest bearing. The accounts receivable are in general due within a payment period between 30 and 60 days. There are no limitations of any kind on rights of disposal.

kUSD	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
Trade receivables	6,517	5,147	3,936	5,216
Less: provision for impairment of trade receivables	—	(23)	(29)	(256)

Trade receivables net	6,517	5,124	3,907	4,960

        As of December 31, 2014, trade receivables of kUSD 4,416 (December 31, 2013: kUSD 3,447, December 31, 2012: kUSD 1,883, January 1, 2012: kUSD 2,990) were fully performing.

        Trade receivables are netted against trade payables arising from the sourcing of congatec products by a supply chain partner, see table below. The netting is based on mutual agreement with such supply chain partner. Please also refer to Note 7.8.

kUSD	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
Gross amount of netted trade receivables	763	856	2,225	2,071
Gross amount of netted trade payables	4,526	4,105	2,930	1,934

Net amount of trade payables	3,763	3,249	705	(137)

        As of December 31, 2014, trade receivables of kUSD 2,101 (December 31, 2013: kUSD 1,678, December 31, 2012: kUSD 2,023, January 1, 2012: kUSD 1,514) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade receivables was as follows:

kUSD	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
Up to 3 months	2,004	1,675	2,018	1,464
3 to 6 months	84	3	5	23
Over 6 months	13	—	—	27

Total	2,101	1,678	2,023	1,514

        As of December 31, 2014, trade receivables of kUSD 0 (December 31, 2013: kUSD 22, December 31, 2012: kUSD 30, January 1, 2012: kUSD 712) were impaired. The amount of the provision was kUSD 0 as of December 31, 2014 (December 31, 2013: kUSD 23, December 31, 2012: kUSD 29, January 1, 2012: kUSD 256). The individually impaired receivables mainly related to customers which were in unexpectedly congatec AG

Notes to the consolidated financial statements (Continued)

7. Notes to the consolidated statement of financial position (Continued)

difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The aging of these receivables was as follows:

kUSD	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
Up to 3 months	—	—	—	592
3 to 6 months	—	—	—	89
Over 6 months	—	22	30	31

Total	0	22	30	712

        The carrying amounts of the Group's trade receivables were denominated in the following currencies:

kUSD	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
USD	6,375	4,532	3,578	4,897
EUR	142	615	358	319

        Movements on the Group provision for impairment of trade receivables were as follows:

kUSD	2014	2013	2012
At January 1	23	29	256
Provision for receivables impairment	—	23	1
Receivables written off during the year as uncollectible	(23)	(15)	(106)
Unused amounts reversed	—	(14)	(122)

At December 31	0	23	29

        The creation of the provision for impaired receivables is included in general and administrative expenses in the statement of comprehensive income (Note 8.3). Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

        The maximum exposure to credit risk at the reporting date was the carrying value of each class of receivables mentioned above.

        No trade receivables were pledged as securities for liabilities at the end of financial years 2014 and 2013. For prior years refer to Note 7.9.

congatec AG

Notes to the consolidated financial statements (Continued)

7. Notes to the consolidated statement of financial position (Continued)

7.6  Other current assets

        The other current assets consisted of the following:

kUSD	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
Deposits	133	93	60	61
Receivables from personnel	21	67	12	1
Other	25	27	15	2

Financial assets	179	187	87	64

VAT receivables	523	684	424	312
Prepaid expenses	296	167	151	196
Other tax receivables	—	—	—	144
Other	1	—	—	23

Non-financial assets	820	851	575	675

Other current assets	999	1,038	662	739

        The items contained in prepaid expenses related to payments made for services not rendered until after the balance sheet date. They included prepaid licenses and exhibition cost.

        All other non-current assets were due within one year after the balance sheet date.

7.7  Equity

        The issued capital of the parent company consists of 3,557,333 German joint-stock company personal shares with no par value, one share representing one voting right. Preference shares or different classes of shares do not exist.

        The capital reserves follow the classification of the German Commercial Code. They contain paid in capital resulting from financing rounds and share based payments. In connection with the distribution made in financial year 2014, an amount of kUSD 3,758 of the capital reserves was transferred into retained earnings as of December 31, 2013.

        Transaction costs in connection with equity transactions are accounted for as a deduction from equity, net of tax. In the financial years 2012, 2013 and 2014, no such transaction costs were incurred.

        In the financial year 2014, share-based payments in the amount of kUSD 38 (2013: kUSD 86; 2012: kUSD 64) increased the capital reserves in accordance with IFRS 2. Also see Note 10.3 for further details.

        Retained earnings are the result of profits and losses carried forward from the previous reporting periods as well as from the profit for the period 2014.

        For information on the development of equity, we refer to the consolidated statement of changes in equity.

congatec AG

Notes to the consolidated financial statements (Continued)

7. Notes to the consolidated statement of financial position (Continued)

7.8  Trade payables

        Trade payables become due within one year and do not bear interest. The item also includes all trade payables not invoiced as of the balance sheet date. They generally become due for payment within 0 to 60 days.

        Trade payables are netted against trade receivables arising from component deliveries to be used for the manufacture of congatec products, see table below. The netting is based on mutual agreement with a supply chain partner. Please also refer to Note 7.5.

kUSD	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
Gross amount of netted trade receivables	763	856	2,225	2,071
Gross amount of netted trade payables	4,526	4,105	2,930	1,934

Net amount of trade payables	3,763	3,249	705	(137)

7.9  Financial liabilities

        Financial liabilities include all interest bearing liabilities and consist of the following:

kUSD	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
Bank overdrafts	—	—	—	3,775
Short term loans	—	—	660	—

        The bank overdrafts and loans had maturities of less than three months and were drawn on overdraft facilities with German banks. Those overdraft facilities consisted of the following:

kUSD	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
Aggregate facilities	7,285	5,516	7,916	7,763
Number of banks	3	2	2	2

        As of January 1, 2012 and December 31, 2012, the overdraft facilities were secured in a pooling agreement with two German banks by a blanket assignment of the Company's trade receivables and inventories.

congatec AG

Notes to the consolidated financial statements (Continued)

7. Notes to the consolidated statement of financial position (Continued)

7.10  Income taxes and deferred taxes

        The significant components of income tax expenses for the financial years 2014, 2013 and 2012 are composed as follows:

kUSD	2014	2013	2012
Current income taxes
Current income taxes	1,527	1,348	695

Subtotal	1,527	1,348	695

Deferred taxes
From temporary differences	84	(37)	225
From loss carried forward	—	166	368

Subtotal	84	129	593

Total income taxes	1,611	1,477	1,288

        In calculating current taxes in Germany a uniform corporation tax rate including the solidary surcharge of 15.8% was applied for all financial years presented. In addition to corporation tax, trade tax levied at a rate of 12.3% was applied, so that the total domestic tax rate amounted to 28.1% for all financial years presented.

        In calculating deferred tax assets and liabilities the tax rates valid at the time of realizing the asset or repaying the liability are applied. congatec AG's deferred tax assets and liabilities were measured on the basis of the total tax rate of 28.1% for all financial years presented. For the calculation of the current taxes as well as deferred tax assets and liabilities for the foreign subsidiaries, tax rates between 19% and 42% were applied.

        The reconciliation between income tax expenses and the product of the recognized profit of the period and the applicable Group tax rate for the financial years 2014, 2013 and 2012 was as follows:

kUSD	2014	2013	2012
Earnings before taxes	5,208	5,168	3,491
Expected income tax expense	1,447	1,484	1,102
Unrecognized deferred tax assets on loss carried forward	140	77	57
Other non-deductible operating costs	28	17	8
Other deviations	(4)	(101)	121

Effective income tax expense	1,611	1,477	1,288

Expected income tax rate (in %)	27.8%	28.7%	31.6%
Effective income tax rate (in %)	30.9%	28.6%	36.9%

        The expected income tax expense is the tax calculated at domestic tax rates applicable to profits in the respective countries. The expected Group tax rate for a given year is determined by averaging out the individual tax rates to which all the companies included in the consolidated financial statements are subject.

congatec AG

Notes to the consolidated financial statements (Continued)

7. Notes to the consolidated statement of financial position (Continued)

        Deferred income tax at the balance sheet dates was as follows:

Deferred tax assets

kUSD	Tax losses	Tax goodwill	Other	Total
At January 1, 2012	(518)	(572)	—	(1,090)
Charged / (credited) to income	368	41	(20)	389
Exchange difference	(7)	(11)	—	(18)

At December 31, 2012	(157)	(542)	(20)	(719)

At January 1, 2013	(157)	(542)	(20)	(719)
Charged / (credited) to income	166	23	1	190
Exchange difference	(9)	(23)	—	(32)

At December 31, 2013	—	(542)	(19)	(561)

At January 1, 2014	—	(542)	(19)	(561)
Charged / (credited) to income	—	61	(6)	55
Exchange difference	—	60	—	60

At December 31, 2014	—	(421)	(25)	(446)

Deferred tax liabilities

kUSD	Capitalized development cost	Receivables/ payables/ inventory	Other	Total
At January 1, 2012	1,047	49	17	1,113
Charged / (credited) to income	154	4	46	204
Exchange difference	(17)	(1)	(1)	(19)

At December 31, 2012	1,184	52	62	1,298

At January 1, 2013	1,184	52	62	1,298
Charged / (credited) to income	(75)	32	(18)	(61)
Exchange difference	—	—	—	—

At December 31, 2013	1,109	84	44	1,237

At January 1, 2014	1,109	84	44	1,237
Charged / (credited) to income	31	(68)	66	29
Exchange difference	(5)	(1)	(5)	(11)

At December 31, 2014	1,135	15	105	1,255

congatec AG

Notes to the consolidated financial statements (Continued)

7. Notes to the consolidated statement of financial position (Continued)

kUSD	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	446	561	719	1,090
Deferred tax asset to be recovered within 12 months	—	—	—	—

	446	561	719	1,090

Deferred tax liabilities
Deferred tax liability to be recovered after more than 12 months	973	949	1,014	897
Deferred tax liability to be recovered within 12 months	282	288	284	216

	1,255	1,237	1,298	1,113

Thereof recognized as deferred tax assets	—	—	—	193
Thereof recognized as deferred tax liabilities	809	676	579	216

        As of January 1, 2012, the Group carried forward tax losses in Germany of kUSD 1,804 (December 31, 2014: kUSD 0; December 31, 2013: kUSD 0; December 31, 2012: kUSD 503), which were utilized in financial years 2012 and 2013. In addition, the Group carried a tax goodwill of kUSD 1,503 (December 31, 2013: kUSD 1,863, December 31, 2012: kUSD 1,931, January 1, 2012: kUSD 2,039) that has no book value in both its statutory and IFRS financial statements. The tax asset is amortized over a fixed period of 15 years, and the amortization expense is tax deductible. The Group recognized deferred tax assets on both the tax losses and the tax asset.

        As of December 31, 2014, the Group had accumulated losses of approximately kUSD 475 (December 31, 2013: kUSD 246; December 31, 2012: kUSD 92) in subsidiaries in APAC that were founded in or after financial year 2012. Those losses were considered as start-up losses and deferred tax assets were not recognized on those.

        No deferred tax liabilities were recognized on temporary differences in connection with interests in subsidiaries as it is unlikely that these differences will be reversed in the near future.

congatec AG

Notes to the consolidated financial statements (Continued)

7. Notes to the consolidated statement of financial position (Continued)

7.11  Other current liabilities

        The other current liabilities were composed as follows:

kUSD	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
Bonuses	773	355	459	147
Other personnel-related liabilities	167	280	306	36
Audit	32	48	40	39
Other	42	13	37	62

Financial liabilities	1,014	696	842	284

Prepayments received	1,801	408	1	3
Other tax payables	191	135	111	75
Social security obligations	89	71	59	58
Other	—	—	7	5

Non-financial liabilities	2,081	614	178	141

Other current liabilities	3,095	1,310	1,020	425

        Prepayments received are advance payments received from customers. The increase in 2014 relates to an advance payment received from a customer in EMEA for future product supply. The balance as of December 31, 2013 relates to an advance payment received from a customer in Australia.

        The other current liabilities had a maturity of up to one year and were not interest bearing.

congatec AG

Notes to the consolidated financial statements (Continued)

7. Notes to the consolidated statement of financial position (Continued)

7.12  Other Provisions

	Current		Non-current
kUSD	Warranty	Other	Warranty	Other	Total
At January 1, 2012	202	114	54	—	370
Additions	516	6	13	—	535
Release	—	(111)	—	—	(111)
Utilization	(201)	—	—	—	(201)

At December 31, 2012	517	9	67	—	593

At January 1, 2013	517	9	67	—	593
Additions	760	27	18	—	805
Release	(132)	—	—	—	(132)
Utilization	(334)	(9)	—	—	(343)

At December 31, 2013	811	27	85	—	923

At January 1, 2014	811	27	85	—	923
Additions	461	55	—	—	516
Release	(288)	—	(31)	—	(319)
Utilization	(496)	(27)	—	—	(523)

At December 31, 2014	488	55	54	—	597

        For products delivered, the Group grants a limited warranty that generally lasts for 24 months after delivery. The provision covered the expected cost of repair and replacement of products returned under such warranty. In addition, the Group provides for additional warranty risks on isolated cases with specific customers.

        The other provision as of January 1, 2012 mostly included a liability to a public authority that was under dispute. It was released to income in financial year 2012 after the dispute was resolved.

        For all current provisions a cash outflow was expected within the subsequent financial year.

8. Notes to the consolidated statement of comprehensive income

8.1  Revenue

Revenue by type:

kUSD	2014	2013	2012
Revenue from sale of goods	84,956	69,660	60,750
Revenue from other services	64	515	30

Revenue	85,020	70,175	60,780

        The increase in revenue was strongest in the EMEA and APAC business segments. It was caused by increased demand from the industrial automation and test and measurement end markets, including increased demand for robotic applications.

congatec AG

Notes to the consolidated financial statements (Continued)

8. Notes to the consolidated statement of comprehensive income (Continued)

        congatec acts as an agent for the procurement of electronic and other components from certain suppliers at cost to one of our supply chain partners for use in manufacturing products for the Group. Transactions resulting from this agency activity are not recognized as cost or revenue. In financial year 2014, those transactions amounted to kUSD 5,243 (kUSD 2013: kUSD 4,566, 2012: kUSD 17,282).

8.2  Cost of goods sold

kUSD	2014	2013	2012
Material costs	55,894	46,432	39,841
Personnel expenses	1,432	1,070	819
Depreciation and amortization	1,063	920	742
Other manufacturing costs	1,071	1,498	1,112
Freight in	693	521	608
Royalties	336	446	391
Own work capitalized	(165)	(128)	(154)
Other	1,029	959	757

Total cost of goods sold	61,353	51,718	44,116

        Personnel expenses relate to employees engaged in logistics, repair, purchasing and manufacturing engineering activities. Other manufacturing costs include the cost of external rework, warehouse and handling and inventory write-downs.

        A significant portion of depreciation and amortization was due to the amortization of capitalized development cost.

8.3  Operating cost

kUSD	2014	2013	2012
Personnel expenses	11,791	9,562	8,072
Marketing and advertising	1,465	1,192	1,061
Sales representatives	795	524	426
Depreciation and amortization	800	1,127	695
Rent, building and fixtures maintenance	786	634	405
Travel expenses	757	804	674
Third party services	737	909	653
Legal, consulting and audit fees	533	519	457
Office material and internal material requirements	397	416	323
Maintenance expenses	371	259	168
Own work capitalized	(845)	(791)	(992)
Other	1,513	1,240	1,471

Total operating cost	19,100	16,395	13,413

        Personnel expenses are for employees in sales, marketing, project and product management, engineering and general management and administrative functions and reflected the general increase in business. They include fixed and variable components, social security charges and stock based congatec AG

Notes to the consolidated financial statements (Continued)

8. Notes to the consolidated statement of comprehensive income (Continued)

compensation elements. Marketing and advertising expenses were mostly related to trade fairs, branding and cost for generating marketing materials. Sales representative expenses included fixed and variable compensation for external agencies in EMEA. Depreciation and amortization expenses in financial years 2013 and 2012 included impairment losses on capitalized development costs, see Note 7.1.

8.4  Other operating income and expenses

kUSD	2014	2013	2012
Reversal of provisions, including provisions on impairment of trade receivables	350	258	218
Refunds from customs authorities	15	2,945	321
Miscellaneous	30	87	31

Other operating income	395	3,290	570

Miscellaneous	(9)	(43)	(41)

Other operating expenses	(9)	(43)	(41)

        Income from the reversal of provisions stemmed from the reversal of provisions and from the reversal of impairments of receivables, both relating to prior years.

8.5  Foreign exchange gains and losses, net

kUSD	2014	2013	2012
Foreign exchange gains	764	564	611
Foreign exchange losses	(471)	(685)	(766)

Foreign exchange gains and losses, net	293	(121)	(155)

        Income and expenditure from changes in the exchange rate contained, in essence, profit or loss from changes to exchange rates between the time the foreign currency receivables and liabilities arose and the time they were paid.

8.6  Financial result

kUSD	2014	2013	2012
Interest and other income	4	2	2

Financial income	4	2	2

Interest and other expenses	(38)	(19)	(134)
Miscellaneous	(4)	(3)	(2)

Financial expenses	(42)	(22)	(136)

Financial result	(38)	(20)	(134)

        Financial expenses mainly consisted of interest expenses resulting from credit facilities or temporary bank overdrafts during the respective financial year.

congatec AG

Notes to the consolidated financial statements (Continued)

8. Notes to the consolidated statement of comprehensive income (Continued)

8.7  Personnel expenses

kUSD	2014	2013	2012
Wages and salaries	11,392	9,061	7,663
Social security expenses	1,831	1,571	1,228

Personnel expenses	13,223	10,632	8,891

        In the financial year 2014, the Group employed an average of 147 employees (2013: 128, 2012: 110), 8 working students (2013: 6, 2012: 2), as well as 13 apprentices (2013: 10, 2012: 10).

        Social security expenses amounted to kUSD 1,831 (2013: kUSD 1,571, 2012: kUSD 1,228).

        In the past, the Company has issued stock options as share-based payment components to various employees, see Note 10.3.

9. Financial risk management and financial instruments

9.1  Financial risk factors

        Due to its business activities, the Group is exposed to various financial risks (the market risk resulting from currency risks and interest risks, the credit risk, and the liquidity risk).

        The Group's risk management is focused on the unpredictability of the financial markets and aims to minimize potentially negative effects on the financial position of the Group.

        Risk management is carried out by the central finance department according to guidelines set out by Management. The Group's finance department identifies and assesses financial risks in close co-operation with the Group's operative units. Management provides both the principles for cross-divisional risk management and guidelines for specific risks, such as exposure to foreign currency risks, interest and credit risks, the use of derivative and non-derivative financial instruments and investments of liquidity surpluses.

        The significant financial liabilities used by the Group incorporate interest-bearing financial liabilities, trade accounts payable and other liabilities. The primary purpose of these financial liabilities is to finance the Group's business activities and retention of these activities. The Group has access to trade accounts receivable and other receivables, as well as cash and cash equivalents, which result directly from its business activities as well as from payments made by the shareholders.

        So far the Group has refrained from using derivative financial instruments to hedge certain risks.

a)
Market risk

        The market risk is understood as the risk that the fair value or the future cash flow of a financial instrument fluctuates due to changes in the market prices. Market risks include interest risks, currency risks and other price risks.

Foreign exchange risk

        Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.The foreign exchange risk can be split into two types—translation risk and transaction risk.

congatec AG

Notes to the consolidated financial statements (Continued)

9. Financial risk management and financial instruments (Continued)

        The translation risk describes the risk from changes to the statement of financial position and statement of comprehensive income items of a subsidiary due to changes to the exchange rates when converting local individual financial statements into Group's presentation currency. The changes caused by currency fluctuations when translating statement of financial position items are recognized in equity. The Group is currently exposed to such a risk with four subsidiaries, though this risk is minimal due to the size of these companies. There is correspondingly no hedging of this risk.

        The transaction risk is the risk that the value of future foreign currency payments may change due to exchange rate fluctuations. The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to Euros.

        To reflect market risks, IFRS 7 requires sensitivity analyses that demonstrate the effects of hypothetical changes of relevant risk variables on the profit for the period and the equity. The following observation is one-dimensional and does not take into account the effect of taxes. The table shows the positive and negative effects, if the USD had depreciated or appreciated in value by 5% (EUR, CZK) or by 2.5% (TWD) in comparison to the displayed currencies, provided all other variables had remained constant. Here, currency profits and losses from financial assets and financial liabilities based on foreign currency exert an influence on the Group's profit, which has an equal effect on equity. Apart from the Group's profit, there exist no other effects on equity resulting from changes in exchange rates.

Currency in kUSD	1 USD = 1 CU FC Rate per December 31, 2014	Change	Effect on group profit and loss 2014 of appreciation	Effect on group profit and loss 2014 of depreciation
EUR	0.8237	+/– 5.0%	(1)	1
CZK	22.8441	+/– 5.0%	3	(3)
TWD	31.6613	+/– 2.5%	(18)	19

Currency in kUSD	1 USD = 1 CU FC Rate per December 31, 2013	Change	Effect on group profit and loss 2013 of appreciation	Effect on group profit and loss 2013 of depreciation
EUR	0.7251	+/– 5.0%	6	(6)
CZK	19.8876	+/– 5.0%	—	—
TWD	29.8187	+/– 2.5%	(37)	(51)

Currency in kUSD	1 USD = 1 CU FC Rate per December 31, 2012	Change	Effect on group profit and loss 2012 of appreciation	Effect on group profit and loss 2012 of depreciation
EUR	0.7579	+/– 5.0%	58	(64)
CZK	19.0625	+/– 5.0%	—	—
TWD	29.0481	+/– 2.5%	(2)	2

        The major source of the above effects were cash and cash equivalents held with banks in local currencies in Group locations.

        The risk for the Group from exchange rate fluctuations for all other currencies not presented here was insignificant.

        Since foreign exchange transactions for hedging cash flows and net investments in foreign subsidiaries are not entered, there existed no effects on equity for the purpose of the sensitivity analysis shown above.

congatec AG

Notes to the consolidated financial statements (Continued)

9. Financial risk management and financial instruments (Continued)

Interest rate risk

        The interest rate risk includes the influence of positive and negative changes to interest rates on the profit, equity, or cash flow in the current or a future reporting period. Interest rate risks from financial instruments can arise within the Group mainly in connection with financial liabilities.

        The interest rate risk, based on an increase/decrease of 50 basis points, amounted to kUSD 19, both positive and negative, on retained earnings at January 1, 2012, based on the then outstanding interest bearing financial liabilities. The Group did not have any interest rate risks on financial liabilities at subsequent year-ends.

b)
Credit risk

        The credit risk, also known as risk of default, is the risk that a business partner will not fulfill his/her obligations in the framework of a financial instrument or customer contract and that this will lead to a financial loss.

        Credit risk is managed on Group basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered.

        The extent of this credit risk for the Group corresponds to the sum of trade receivables, as well as other financial assets and cash or cash equivalents. The maximum credit risk in case of a counterparty defaulting corresponds for all classes of financial asset to the book value on the balance sheet date in each case. There did not exist any significant concentration risks for the Group.

        Risks of default arise for the Group mainly from trade receivables from customers. Credit limits are set for all customers based on coverage limits provided by the Group's credit insurance, which covers 85% of receivables in default of payment. In some cases, internal risk classification guidelines are applied by Finance management. Outstanding receivables from customers are monitored regularly and put through a three-step reminder and collection procedure. Any remaining credit risk is reviewed and provided for individually.

        In addition, there exists a risk of default for cash and cash equivalents to the effect that financial institutions can no longer fulfill their obligations. This risk of default is confined by carrying out this investment at various banking institutions with good ratings.

c)
Liquidity risk

        The liquidity risk includes the risk that the Group is not in the position to settle its assumed financial liabilities upon their maturity. This is why a significant aim of the liquidity management is to ensure that payment is possible at all times. The Group constantly monitors the risk of liquidity shortfalls by using the liquidity planning capabilities of its ERP system. This takes account of payments in and out of the financial assets and financial liabilities as well as expected cash flows from business activities.

        The Group's aim is to maintain a balance between continuously covering the required financial resources and ensuring flexibility by using bank credit facilities. Any remaining short-term liquidity requirement peaks are balanced out by using those credit facilities. Reference is made to Note 7.9.

        The following table shows the Group's financial liabilities according to class of maturity, based on the remaining maturity at the balance sheet dates in each case and related to the contractually agreed, congatec AG

Notes to the consolidated financial statements (Continued)

9. Financial risk management and financial instruments (Continued)

non-discounted cash flows. Financial liabilities payable at any time are allocated to the earliest possible time of payment. Variable interest payments from the financial instruments, where applicable, were calculated on the basis of the last interest rate fixed before the balance sheet date in each case.

kUSD	Up to 3 Months	3 Months up to 1 year	Above 1 year
Financial liabilities	—	—	—
Trade payables	7,407	—	—
Other liabilities	1,014	—	—

At December 31, 2014	8,421	—	—

Financial liabilities	—	—	—
Trade payables	5,400	—	—
Other liabilities	696	—	—

At December 31, 2013	6,096	—	—

Financial liabilities	660	—	—
Trade payables	3,451	—	—
Other liabilities	842	—	—

At December 31, 2012	4,953	—	—

Financial liabilities	3,775	—	—
Trade payables	4,054	—	—
Other liabilities	284	—	—

At January 1, 2012	8,113	—	—

9.2  Capital management

        The aims of the Group with regards to capital management lie essentially in maintaining and ensuring an optimum capital structure to continue financing the growth plan and the long-term management of the Company's value. Here, particular focus is put on the reduction of capital costs, the generation of liquid funds and the active management of the net working assets.

        The Company is not subject to any statutory capital requirements.

        The Group manages its capital structure on the basis of various figures, such as the equity ratio, and makes adjustments where appropriate, taking into account changes to the general state of the economy. Just as in previous years, the Group's strategy for the year 2014 consisted of maintaining the equity ratio at a minimum of 50.0%. At the end of the financial year 2014, the Group's equity ratio amounted to 56.2% following 63.5% in the previous year (December 31, 2012: 65.2%, January 1, 2012: 53.2%).

        In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

congatec AG

Notes to the consolidated financial statements (Continued)

9. Financial risk management and financial instruments (Continued)

9.3  Additional disclosures on financial instruments

        The following table shows carrying amounts of all financial instruments recorded in the consolidated statements of financial position and how the assets and liabilities or parts of the totals of each category are classified into the categories according to IAS 39:

Loans and Receivables

kUSD	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
Assets as per statements of financial position
Other non-current financial assets	15	16	16	16
Trade receivables	6,517	5,124	3,907	4,960
Other current financial assets	179	187	87	64
Cash and cash equivalents	8,184	6,786	2,753	1,798

Total	14,895	12,113	6,763	6,838

Financial liabilities at amortized cost

kUSD	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012
Liabilities as per statements of financial position
Trade payables	7,407	5,400	3,451	4,054
Current financial liabilities	—	—	660	3,775
Other current financial liabilities	1,014	696	842	284

Total	8,421	6,096	4,953	8,113

        Due to the short maturity of the cash and cash equivalents, trade receivables and payables as well as other current financial assets and other current financial liabilities, it is assumed for these items that their carrying amounts were reasonable approximations of their fair values. Also for other non-current financial assets, because of their low value, any differences to their fair values were considered immaterial and therefore fair values were not disclosed.

        The fair values of the current financial liabilities corresponded with their carrying amounts, since the contractually agreed interest rates did not deviate significantly from the market-standard interest rates.

congatec AG

Notes to the consolidated financial statements (Continued)

9. Financial risk management and financial instruments (Continued)

        The following tables show the net results of financial assets and financial liabilities per fiscal year:

			From subsequent measurement through profit and loss
kUSD	Interest income	Interest expense	At fair value	Foreign exchange	Impairment	Net result
Loans and receivables	4	—	—	(449)	—	(445)
Financial liabilities measured at amortized cost	—	(38)	—	344	—	306

Total for fiscal year 2014	4	(38)	—	(105)	—	(139)

			From subsequent measurement through profit and loss
kUSD	Interest income	Interest expense	At fair value	Foreign exchange	Impairment	Net result
Loans and receivables	2	—	—	(148)	(9)	(155)
Financial liabilities measured at amortized cost	—	(19)	—	(7)	—	(26)

Total for fiscal year 2013	2	(19)	—	(155)	(9)	(181)

			From subsequent measurement through profit and loss
kUSD	Interest income	Interest expense	At fair value	Foreign exchange	Impairment	Net result
Loans and receivables	2	—	—	(160)	121	(37)
Financial liabilities measured at amortized cost	—	(134)	—	(188)	—	(322)

Total for fiscal year 2012	2	(134)	—	(348)	121	(359)

10. Other disclosures

10.1  Notes to the consolidated statement of cash flows

        The consolidated statement of cash flows was prepared in accordance with IAS 7, 'Cash flow statements,' and shows the changes occurring to the Group's cash and cash equivalents position during the course of the reporting period due to cash inflow and outflow.

        According to IAS 7, the cash flows are recognized separately based on origin and use between the operative sector and the cash flow from the investment and financing activities. The cash inflow and outflow from operating activities are indirectly inferred from the annual profit and losses by the Group. Cash inflow and outflow from investing and financing activities are derived directly. The funds in the consolidated cash flow statement correspond to the value of cash and cash equivalents and bank overdrafts in the consolidated statement of financial position. Cash and cash equivalents include the freely available cash deposits and deposits with financial institutions.

congatec AG

Notes to the consolidated financial statements (Continued)

10. Other disclosures (Continued)

10.2  Other financial obligations and contingent liabilities

a)  Obligations from operating leases—Group as lessee

        The Group has entered into non-cancellable operating lease agreements for office and warehouse spaces, vehicles and equipment. The lease terms are between two and ten years and the average maturity of these leasing contracts is between one and five years. The majority of these lease agreements are renewable at the end of the lease period at market rates. As a lessee, the Group is not subjected to any limitations by the leasing agreements.

        The Group also leases various plant and machinery under cancellable operating lease agreements. The Group is required to give notice between three and six months for the termination of these agreements.

        In the reporting period expenses from operating leases amounted to kUSD 835 (2013: kUSD 631, 2012: kUSD 403).

        At December 31, the following future minimum leasing obligations from non-cancellable operating leases existed:

kUSD	2014	2013	2012
Up to 1 year	710	670	279
Above 1 year and up to 5 years	1,118	409	280
Above 5 years	1,555	—	—

Total	3,383	1,079	559

        At December 31, 2014 and before the Group had not entered into any sub-letting commitments.

b)  Other financial obligations

Obligations

        The Group had no contractual commitments for capital expenditures for intangible assets as of December 31, 2014 (December 31, 2013: kUSD 210, December 31, 2012: kUSD 268, January 1, 2012: kUSD 0). Likewise, the Group had no contractual commitments for capital expenditures for property, plant and equipment as of December 31, 2014 (December 31, 2013: kUSD 26, December 31, 2012: kUSD 0, January 1, 2012: kUSD 0).

Litigation

        At December 31, 2014, there existed no litigation.

Guarantees

        Per an agreement dated October 2012, the Group guarantees the payment of liabilities of a supply chain partner arising from purchases of components with a supplier. The supply chain partners is a related party as described in Note 10.6 (a). The guarantee maximum amount was kUSD 1,821 at December 31, 2014 (December 31, 2013: kUSD 2,069, December 31, 2012: kUSD 1,979).

congatec AG

Notes to the consolidated financial statements (Continued)

10. Other disclosures (Continued)

        This guarantee meets the definition of a financial guarantee per IAS 39. No financial liability was recognized, as the likelihood of any payout is considered to be negligible and therefore the fair value was determined to be immaterial.

Contingent liabilities

        At December 31, 2014 and the balance sheet dates of December 31, 2013, December 31, 2012 and January 1, 2012, no contingent liabilities existed.

10.3  Share-based payments

        In the previous financial years 2011 (tranches 1 and 2) and 2012 (tranche 3), congatec granted share options to selected employees (hereinafter 'options'). Altogether 80,000 options were issued until December 31, 2014. An option entitles the beneficiary to buy ordinary shares of the Company registered in the name of the owner at the exercise price of EUR 5.00 per share. The options have a contractual option term of five years. The grant of the options is classified and measured as equity-settled share-based payment transaction in accordance with IFRS 2. The total amount to be expensed is determined by reference to the fair value of the options granted at the grant date and is distributed over the service period.

        The options are exercisable, given the terms and conditions of the option plan, earliest after the following waiting periods have expired:

  •
  50% of the granted options can be exercised two years after the grant date on the succeeding September 30 (subtranches 1.1, 2.1 and 3.1).
  •
  25% of the granted options can be exercised after each of the following 12-month-periods on the succeeding September 30 (subtranches 1.2, 1.3, 2.2, 2.3, 3.2 and 3.3).

        The options are exercisable under the condition that the beneficiary is part of the Group of entitled persons at the exercise date. This means that the employment relationship has not been terminated, it is permanent and active. After retiring from the group of entitled persons, the recipient has the right to exercise his vested options within a time period of 60 days in accordance with the applicable vesting periods of the Options held by the recipient.

        In case of an initial public offering of at least 25% of shares outstanding or the sale of at least 75% of shares outstanding, the Company has the option to cash settle the options. However, Management has currently no intention to cash settle in case of an initial public offering or sale.

congatec AG

Notes to the consolidated financial statements (Continued)

10. Other disclosures (Continued)

        The table below shows outstanding, granted, forfeited, exercised, expired and exercisable options:

	Subtranche 1.1	Subtranche 1.2	Subtranche 1.3	Subtranche 2.1	Subtranche 2.2	Subtranche 2.3	Subtranche 3.1	Subtranche 3.2	Subtranche 3.3
Outstanding options at the beginning of the period January 1, 2012	2,500	1,250	1,250	24,000	12,000	12,000	—	—	—
Granted options in the reporting period	—	—	—	—	—	—	13,500	6,750	6,750
Forfeited options in the reporting period	—	—	—	500	250	250	—	—	—
Exercised options in the reporting period	—	—	—	—	—	—	—	—	—
Expired options in the reporting period	—	—	—	—	—	—	—	—	—
Outstanding options at the end of the period December 31, 2012	2,500	1,250	1,250	23,500	11,750	11,750	13,500	6,750	6,750
Exercisable options at the end of the period December 31, 2012	—	—	—	—	—	—	—	—	—
Outstanding options at the beginning of the period January 1, 2013	2,500	1,250	1,250	23,500	11,750	11,750	13,500	6,750	6,750
Granted options in the reporting period	—	—	—	—	—	—	—	—	—
Forfeited options in the reporting period	—	—	—	—	—	—	—	—	—
Exercised options in the reporting period	—	—	—	—	—	—	—	—	—
Expired options in the reporting period	—	—	—	—	—	—	—	—	—
Outstanding options at the end of the period December 31, 2013	2,500	1,250	1,250	23,500	11,750	11,750	13,500	6,750	6,750
Exercisable options at the end of the period December 31, 2013	2,500	—	—	23,500	—	—	—	—	—
Outstanding options at the beginning of the period January 1, 2014	2,500	1,250	1,250	23,500	11,750	11,750	13,500	6,750	6,750
Granted options in the reporting period	—	—	—	—	—	—	—	—	—
Forfeited options in the reporting period	—	—	—	1,000	500	500	2,250	1,125	1,125
Exercised options in the reporting period	—	—	—	—	—	—	—	—	—
Expired options in the reporting period	—	—	—	—	—	—	—	—	—
Outstanding options at the end of the period December 31, 2014	2,500	1,250	1,250	22,500	11,250	11,250	11,250	5,625	5,625
Exercisable options at the end of the period December 31, 2014	2,500	1,250	—	22,500	11,250	—	11,250	—	—

        In the financial years 2014, 2013 and 2012, no options were exercised. The weighted average of the remaining contractual option term for all tranches in 2014 amounts to 1.25 years (2013: 2.26 years, 2012: 3.27 years).

congatec AG

Notes to the consolidated financial statements (Continued)

10. Other disclosures (Continued)

        The valuation of the options program was calculated by applying a binomial model taking into account the terms and conditions of the options plan. The table below shows the input parameters of the model in 2014. The input parameters for the years 2013 and 2012 remain the same, except for the remaining contractual term in years which is 1.92 years for subtranches 1.2-2.3 and 2.92 years for subtranches 3.1-3.3 in 2013 and 2.92 years for subtranches 1.2-2.3 and 3.92 years for subtranches 3.1-3.3 in 2012.

	Subtranche 1.1	Subtranche 1.2	Subtranche 1.3	Subtranche 2.1	Subtranche 2.2	Subtranche 2.3	Subtranche 3.1	Subtranche 3.2	Subtranche 3.3
Exercise price (in €)	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00
Contractual term in years	4.17	4.17	4.17	4.08	4.08	4.08	4.03	4.03	4.03
Remaining contractual term in years	0.92	0.92	0.92	0.92	0.92	0.92	1.92	1.92	1.92
Share price (in €)	5.66	5.66	5.66	5.67	5.67	5.67	5.75	5.75	5.75
Dividend income expected (in %)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Expected volatility (in %)	49.60	49.60	49.60	49.67	49.67	49.67	43.40	43.40	43.40
Risk-free interest rate (in %)	0.98	0.98	0.98	0.98	0.98	0.98	0.19	0.19	0.19
Fair value of the option (in €)	0.66	0.66	0.66	0.67	0.67	0.67	0.75	0.75	0.75

        The contractual option terms, as well as the possibility of an earlier exercise are incorporated in the option model. An earlier exercise of the options is assumed, when the share price is more than 1.4 times higher than the exercise price. The calculation of the risk-free interest rate is based on the implicit rate of return of German sovereign bonds with equivalent terms. congatec has not issued options or shares for trading on a stock exchange, hence the volatility is determined based on the historical volatility of a peer-group with equivalent terms. The calculation of the volatility assumes that future trends can be derived from historical volatility values, therefore it is likely that assumed volatility differs from the actual volatility.

        The total amount expensed in 2014 for share-based payments amounts to kUSD 38 (2013: kUSD 86, 2012: kUSD 64). The capital reserves amount to kUSD 198 at December 31, 2014 (December 31, 2013: kUSD 160, December 31, 2012: kUSD 74, January 1, 2012: kUSD 10).

10.4  Earnings per share

	2014	2013	2012
Total profit for the period attributable to equity holders of the company in kUSD	3,597	3,691	2,203
Weighted average number of ordinary shares in issue	3,557,333	3,557,333	3,557,333

Earnings per share (basic) in USD	1.01	1.04	0.62

	2014	2013	2012
Total profit for the period attributable to equity holders of the company in kUSD	3,597	3,691	2,203
Weighted average number of ordinary shares in issue	3,557,333	3,557,333	3,557,333
Effect of shares with potentially dilutive effect from stock options	77,375	79,000	53,650
Weighted average number of ordinary shares in issue adjusted for share options	3,634,708	3,636,333	3,610,983

Earnings per share (diluted) in USD	0.99	1.02	0.61

congatec AG

Notes to the consolidated financial statements (Continued)

10. Other disclosures (Continued)

        Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

        Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. congatec has share options which can be classified as dilutive potential ordinary shares. For share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

        The dividend paid in 2014 amounted to kUSD 2,295, or 64 cents per share. For the year ended 2014, no dividend is proposed.

10.5  Collateral

        At December 31, 2014 and the balance sheet dates of December 31, 2013, December 31, 2012 and January 1, 2012, the Group did not hold any collateral.

10.6  Related party disclosures

        A person or entity is considered related to the Group when those persons and entities have control of or significant influence over the Group. Those consist of Key Management Personnel and Significant Shareholders. Key Management Personnel includes members of the Management and Supervisory Board, any Vice Presidents and General Managers responsible for operating segments. Significant Shareholders are those who own or beneficially own more than ten percent of the Group's voting shares.

        All Supervisory Board members and one General Manager are Significant Shareholders.

        Information on Group structure and subsidiaries can be found in Note 4.3. congatec AG is the ultimate parent company.

        Transactions with related parties are made on terms equivalent to those that prevail in arm's length transactions.

        The following transactions were carried out with related parties:

a)
Purchase of goods and services

Key management personnel

kUSD	2014	2013	2012
Consultancy services	50	15	34

Total	50	15	34

congatec AG

Notes to the consolidated financial statements (Continued)

10. Other disclosures (Continued)

Entities controlled by key management personnel

kUSD	2014	2013	2012
Purchase of goods	53,428	44,386	34,043
Office lease	434	328	186
Other services	2	8	40

Total	53,864	44,722	34,269

        The consultancy services consist of sales and marketing related activities rendered by members of the Supervisory Board.

        The purchase of goods is with a privately held supply chain partner located in Taiwan. One General Manager of the Group and his spouse, who is a Significant Shareholder, are members of the family that controls the supply chain partner. The Group is a guarantor for any liabilities owed by the supply chain partner to one of our European suppliers. See Note 10.2(b).

b)
Year-end balances arising from purchases of goods and services

Key management personnel

kUSD	December 31, 2014	December 31, 2013	December 31, 2012
Payables from consultancy services	—	1	2

Total	—	1	2

Entities controlled by key management personnel

kUSD	December 31, 2014	December 31, 2013	December 31, 2012
Payables from purchase of goods	5,048	4,037	835
Payables from office lease	—	—	2
Payables from other services	—	—	—

Total	5,048	4,037	837

        The payables from purchase of goods are with the Taiwanese supply chain partner described in this note under (a) above.

        Outstanding balances at year-end are unsecured and interest free and settlement occurs in cash. In financial years 2014, 2013 and 2012, no loans were granted to or received from any related party. Except as disclosed under Note 10.2 (b) above, no guarantees were provided or received for any related party receivables or payables. For the year ended December 31, 2014, the Group had not recorded any impairment of receivables relating to amounts owed by related parties (2013: kUSD 0, 2012: kUSD 0). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

c)
Key Management personnel compensation

        The total remuneration of Key Management personnel comprises fixed and variable components. The variable salary components are based on the results generated by the Company and its economic situation.

congatec AG

Notes to the consolidated financial statements (Continued)

10. Other disclosures (Continued)

The members of Key Management are only compensated due to their function as a person in a key position. In the financial year 2014, 2013 and 2012, there was no remuneration to Supervisory Board members for their function.

        In the financial years presented, there were no pension obligations due members of Key Management or former members of Key Management.

kUSD	2014	2013	2012
Salaries and other short-term employee benefits	1,697	1,464	1,272
Other long-term benefits	5	—	—
Termination benefits	60	—	—
Share-based payments	9	21	21

Total remuneration	1,771	1,485	1,293

10.7  Disclosures on the Management Board and the Supervisory Board

Members of the Management Board:

Name	Residence	Occupation
Gerhard Edi	St. Florian, Austria	Engineer
Matthias Klein (since August 2014)	Chamerau, Germany	Engineer

Members of the Supervisory Board:

Name	Residence	Occupation
Heinz Iglhaut, Chairman	Deggendorf, Germany	Engineer
Hans Mühlbauer	Wörth, Germany	Engineer
Dr. Jens Neiser	Warngau, Germany	Attorney

        For changes in the Management Board after December 31, 2014 refer to Note 10.8.

10.8  Events after the reporting period

        In June 2015, Mr. Jason Carlson, an Engineer residing in Boston, USA, became a member of the Management Board as Chief Executive Officer. In July 2015, Mr. Josef Wenzl, BA of economics, resident in Forstinning, Germany, also became a member of the Management Board as Chief Financial Officer. For segment reporting purposes, the new Board members will become part of the Chief Operating Decision Maker.

Deggendorf, August 11, 2015

/s/ Jason Carlson Jason Carlson	/s/ Gerhard Edi Gerhard Edi	/s/ Matthias Klein Matthias Klein	/s/ Josef Wenzl Josef Wenzl
Chief Excutive Officer	Chief Technology Officer	Chief Operations Officer	Chief Financial Officer

congatec Holding AG

American Depositary Shares
Representing                        Ordinary Shares

PROSPECTUS

                        , 2015

Stifel

Needham & Company

Canaccord Genuity

JMP Securities

Until                , 2015, federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS.

Item 6.    Indemnification of Directors and Officers

        Under German law, we may not, as a general matter, indemnify members of our management board and supervisory board. Certain limited exceptions may apply if the indemnification is in the legitimate interest of our company. We will indemnify our management board and supervisory board members, to the extent permissible under German law, from and against any liabilities arising out of or in connection with their services to us.

        We provide directors' and officers' liability insurance for the members of our management and supervisory boards against civil liabilities, which they may incur in connection with their activities on behalf of our company. We intend to expand our insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.

        In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, the underwriters will agree to indemnify, under certain conditions, us, the members of our management board and persons who control our company within the meaning of the Securities Act, against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this Registration Statement and certain other disclosure documents.

Item 7.    Recent Sales of Unregistered Securities

        Upon the incorporation of congatec Holding AG on June 30, 2015, Heinz Iglhaut subscribed for the entire initial share capital of €50,006 in a German private transaction exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act.

Item 8.    Exhibits and Financial Statement Schedule

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement
3.1	*	Articles of Association of congatec Holding AG
3.2	*	Rules of Procedure of the Supervisory Board of congatec Holding AG
3.3	*	Rules of Procedure of the Management Board of congatec Holding AG
4.1	*	Form of specimen of ordinary registered share certificate and English translation
4.2	*	Form of Deposit Agreement
4.3	*	Form of American Depositary Receipt (included in Exhibit 4.2)
5.1	*	Opinion of Dechert LLP
8.1	*	Opinion of Dechert LLP as to U.S. tax matters
8.2	*	Opinion of Dechert LLP as to German tax matters
10.1	†	Software Licensing Agreement between American Megatrends Inc. and congatec AG, dated February 1, 2005
10.2	†	Amendment 1 to Software Licensing Agreement between American Megatrends Inc. and congatec AG, dated April 1, 2013
10.3	†	Source Code Access Agreement between American Megatrends Inc. and congatec AG, dated July 31, 2009

Exhibit Number		Description of Exhibit
10.4	†	Amendment 1 to Source Code Access Agreement between American Megatrends Inc. and congatec AG, dated December 14, 2010
10.5	†	Amendment 2 to Source Code Access Agreement between American Megatrends Inc. and congatec AG, dated November 4, 2010
10.6	†	Amendment 3 to Source Code Access Agreement between American Megatrends Inc. and congatec AG, dated April 1, 2013
10.7		Commercial Lease between IBM Immobilien GbR and congatec AG, dated December 31, 2004 (English translation)
10.8		Amendment No.1 to the Commercial Lease between IBM Immobilien GbR and congatec AG, dated December 28, 2006 (English translation)
10.9		Amendment No.2 to the Commercial Lease, as amended, between IBM Immobilien GbR and congatec AG, dated January 20, 2009 (English translation)
10.10		Amendment No.3 to the Commercial Lease, as amended, between IBM Immobilien GbR and congatec AG, dated December 15, 2012 (English translation)
10.11		Amendment No.4 to the Commercial Lease, as amended, between IBM Immobilien GbR and congatec AG, dated July 17, 2013 (English translation)
10.12		Amendment No.5 to the Commercial Lease, as amended, between IBM Immobilien GbR and congatec AG, dated April 1, 2014 (English translation)
10.13		Commercial Lease No. 8 between IM Immobilien GbR and congatec AG, dated September 29, 2010 (English translation)
10.14		Amendment No. 1 to Commercial Lease No.8 between IM Immobilien GbR and congatec AG, dated June 19, 2012 (English translation)
10.15		Amendment No. 2 to Commercial Lease No.8, as amended, between IM Immobilien GbR and congatec AG, dated August 6, 2012 (English translation)
10.16		Amendment No. 3 to Commercial Lease No.8, as amended, between IM Immobilien GbR and congatec AG, dated February 26, 2015 (English translation)
10.17	*	Lease Agreement between JF Investment, Ltd. and congatec Asia Ltd., dated January 1, 2015 (English translation)
10.18	*	Business Consultation Agreement between Chao Ko Chung and congatec Asia Ltd., dated July 1, 2015
10.19	*	Termination Agreement between congatec AG and Chao Ko Chung, effective July 1 2015
10.20	*	Certificate of Bond among Arrow Center Europe GmbH, congatec AG and EverFine Industrial Corporation Ltd., dated October 31, 2012
10.21	*	Framework Supply Agreement between Bernecker & Rainer Industrie Elektronik GmbH and congatec AG, dated July 26, 2012 (English translation)
21.1	*	Subsidiaries of the registrant
23.1	*	Consent of Dechert LLP (included in Exhibits 5.1, 8.1 and 8.2)

Exhibit Number		Description of Exhibit
23.2	*	Consent of PricewaterhouseCoopers AG Wirtschaftsprüfungsgesellschaft
24.1	*	Powers of Attorney (included on the signature page)

*
To be filed by amendment.

†
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately to the Securities and Exchange Commission.

Item 9.    Undertakings

(a)
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned Registrant hereby undertakes that:

(i)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(ii)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                         on,                         2015.

congatec Holding AG
By:
	Name:	Jason Carlson
	Title:	Chief Executive Officer

        We, the undersigned members of the management board and the supervisory board of the Registrant hereby severally constitute and appoint                        and                         , and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the United States Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the United States Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Date

Jason Carlson	Chief Executive Officer and Member of the Management Board (Principal Executive Officer)	, 2015
Josef Wenzl	Chief Financial Officer and Member of the Management Board (Principal Financial Officer and Principal Accounting Officer)	, 2015
	Member of Supervisory Board	, 2015
	Member of Supervisory Board	, 2015
	Member of Supervisory Board	, 2015

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the registrant's duly authorized representative in the United States has signed this Registration Statement in                            on                             , 2015.

congatec Holding AG

Name:	Jason Carlson
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number		Description of Exhibit

1.1	*	Form of Underwriting Agreement

3.1	*	Articles of Association of congatec Holding AG

3.2	*	Rules of Procedure of the Supervisory Board of congatec Holding AG

3.3	*	Rules of Procedure of the Management Board of congatec Holding AG

4.1	*	Form of specimen of ordinary registered share certificate and English translation

4.2	*	Form of Deposit Agreement

4.3	*	Form of American Depositary Receipt (included in Exhibit 4.2)

5.1	*	Opinion of Dechert LLP

8.1	*	Opinion of Dechert LLP as to U.S. tax matters

8.2	*	Opinion of Dechert LLP as to German tax matters

10.1	†	Software Licensing Agreement between American Megatrends Inc. and congatec AG, dated February 1, 2005

10.2	†	Amendment 1 to Software Licensing Agreement between American Megatrends Inc. and congatec AG, dated April 1, 2013

10.3	†	Source Code Access Agreement between American Megatrends Inc. and congatec AG, dated July 31, 2009

10.4	†	Amendment 1 to Source Code Access Agreement between American Megatrends Inc. and congatec AG, dated December 14, 2010

10.5	†	Amendment 2 to Source Code Access Agreement between American Megatrends Inc. and congatec AG, dated November 4, 2010

10.6	†	Amendment 3 to Source Code Access Agreement between American Megatrends Inc. and congatec AG, dated April 1, 2013

10.7		Commercial Lease between IBM Immobilien GbR and congatec AG, dated December 31, 2004 (English translation)

10.8		Amendment No.1 to the Commercial Lease between IBM Immobilien GbR and congatec AG, dated December 28, 2006 (English translation)

10.9		Amendment No.2 to the Commercial Lease, as amended, between IBM Immobilien GbR and congatec AG, dated January 20, 2009 (English translation)

10.10		Amendment No.3 to the Commercial Lease, as amended, between IBM Immobilien GbR and congatec AG, dated December 15, 2012 (English translation)

10.11		Amendment No.4 to the Commercial Lease, as amended, between IBM Immobilien GbR and congatec AG, dated July 17, 2013 (English translation)

10.12		Amendment No.5 to the Commercial Lease, as amended, between IBM Immobilien GbR and congatec AG, dated April 1, 2014 (English translation)

10.13		Commercial Lease No. 8 between IM Immobilien GbR and congatec AG, dated September 29, 2010 (English translation)

Exhibit Number		Description of Exhibit

10.14		Amendment No. 1 to Commercial Lease No.8 between IM Immobilien GbR and congatec AG, dated June 19, 2012 (English translation)

10.15		Amendment No. 2 to Commercial Lease No.8, as amended, between IM Immobilien GbR and congatec AG, dated August 6, 2012 (English translation)

10.16		Amendment No. 3 to Commercial Lease No.8, as amended, between IM Immobilien GbR and congatec AG, dated February 26, 2015 (English translation)

10.17	*	Lease Agreement between JF Investment, Ltd. and congatec Asia Ltd., dated January 1, 2015 (English translation)

10.18	*	Business Consultation Agreement between Chao Ko Chung and congatec Asia Ltd., dated July 1, 2015

10.19	*	Termination Agreement between congatec AG and Chao Ko Chung, effective July 1 2015

10.20	*	Certificate of Bond among Arrow Center Europe GmbH, congatec AG and EverFine Industrial Corporation Ltd., dated October 31, 2012

10.21	*	Framework Supply Agreement between Bernecker & Rainer Industrie Elektronik GmbH and congatec AG, dated July 26, 2012 (English translation)

21.1	*	Subsidiaries of the registrant

23.1	*	Consent of Dechert LLP (included in Exhibits 5.1, 8.1 and 8.2)

23.2	*	Consent of PricewaterhouseCoopers AG Wirtschaftsprüfungsgesellschaft

24.1	*	Powers of Attorney (included on the signature page)

*
To be filed by amendment.

†
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately to the Securities and Exchange Commission.